UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14A

(Rule 14a-101)
INFORMATION REQUIRED IN PROXY STATEMENT
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THE GOODYEAR TIRE & RUBBER COMPANY

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Notice of 2022 Annual Meeting
of Shareholders and Proxy Statement

APRIL 11, 2022 | **AKRON, OHIO**

HOW WE WIN

INNOVATION EXCELLENCE

We create leading technologies, products and services that anticipate the mobility and sustainability needs of consumers and fleets

SALES & MARKETING EXCELLENCE

We capture the value of our brands and grow our market share, helping our customers win in their markets and ensuring we are the preferred choice of consumers



OPERATIONAL EXCELLENCE

We relentlessly improve our safety, quality and efficiency. We deliver the right tire, to the right place, at the right time, at the right cost

Delivering For Our Customers



Dear Fellow Goodyear Shareholder,

Thank you for your continued investment in Goodyear. On behalf of the Board of Directors, I'm pleased to invite you to attend the 2022 Annual Meeting of Shareholders.

We are proud of Goodyear's performance amid the macroeconomic recovery in 2021, particularly in light of a number of concurrent challenges impacting us as well as many of our customers – including global supply chain bottlenecks, inflation and labor shortages. In that environment, our global consumer OE and replacement volume exceeded the industry. At the same time, our commercial fleet business also performed well. Our accomplishments and outstanding performance are a testament to the dedication and talent of our associates.

As you know, in June 2021, we took a transformational step to strengthen the breadth of our product portfolio and enhance our value proposition with the acquisition of Cooper Tire. This transaction strengthens our leadership position in the U.S. and nearly doubles our presence in China. With Cooper's brands, Goodyear now offers a full suite of products across the value spectrum to meet the needs of all customers and consumers. The combination also affords significant financial benefits.

In addition to these successes, we also made significant progress in readying our business for tomorrow.

- **Leading in Mobility Solutions** – We created Goodyear Sightline, the first tire intelligence solution for cargo van fleets. It features a suite of technologies that uses sensors with cloud-based algorithms to help identify problems before they become visible, detecting conditions in real time. This new capability, when coupled with our industry leading tire technology, will be a core differentiator over the long-term.

- **Innovative Partnerships** – This work includes various forms of information sharing, co-development and testing through partnerships with traditional and emerging mobility companies. We're continually innovating and collaborating to drive the tire industry's evolution to the next level of performance. For example,

we announced a collaboration with the Stark Area Regional Transit Authority (SARTA) to test our tire intelligence sensors and prototype tires on SARTA's fleet of diesel and zero emission hydrogen fuel cell-powered buses. Additionally, we began partnering with AmpUp, a leader in electric vehicle charging, and Voyomotive, a connected car technology company, to pilot tire monitoring solutions for more efficient vehicle operation in the U.S.

- **Sustainability** – Goodyear continues to develop solutions to make a positive difference in our environment, while enhancing the performance of our products. Our engineers have made significant progress towards our goal to create a 100% sustainable-material tire. In addition, we announced our goal to achieve net-zero greenhouse gas emissions by 2050, with minimal reliance on offsets. In support of this ambition, we established new intermediate-term emission-reduction targets aligned with Science-Based Targets initiative (SBTi) standards. We understand the importance of reducing our carbon footprint, and our new goals demonstrate our pledge to combat climate change.

Taken together, our business is performing at a high level despite ongoing volatility. We're recovering share while improving margins. The integration of Cooper Tire is off to a strong start and we're driving the innovation necessary to ensure we continue leading our industry through the mobility revolution and beyond.

On behalf of our Board of Directors, thank you for your continued support. We look forward to welcoming you at our annual meeting.

Sincerely,



Richard J. Kramer
Chairman of the Board,
Chief Executive Officer and President



March 11, 2022

Dear Fellow Goodyear Shareholder,

It is a privilege to continue serving as Goodyear's independent Lead Director. As a Board, we are committed to representing your interests by providing robust independent oversight and delivering on our strategic priorities. We are proud of Goodyear's performance, particularly given the challenges and disruptions caused by COVID-19 over the last two years. It's my pleasure to provide you an update on some of the key areas on which we have focused as a Board over the last year.

BOARD OVERSIGHT OF STRATEGY AND PERFORMANCE

Our Board of Directors is composed of committed, qualified and diverse individuals who bring a wealth of experience and expertise directly relevant to Goodyear's business. As the Company's strategy and operations evolve over time, we as a Board remain focused on ensuring we have the right skillset to oversee the execution of that strategy. To that end, we were pleased to welcome Prashanth Mahendra-Rajah, CFO of Analog Devices, as a new independent Director since our last annual shareholder meeting. Prashanth's extensive experience in helping position global companies for transformative growth following mergers and acquisitions is particularly valuable as we continue to integrate Cooper Tire. Prashanth also contributes to the Board deep expertise in financial management and executive leadership. Additionally, as Alan McCollough, Peter Hellman and Stephanie Streeter retire from the Board, I want to thank them for their long-term leadership and dedication to Goodyear.

COMMITMENT TO SUSTAINABILITY AND CORPORATE RESPONSIBILITY

As a Board we are keenly focused on Goodyear's efforts with respect to corporate responsibility given we know they are priorities for the Company's investors and other stakeholders. To that end, we were proud to share our long-term climate strategy during 2021. This announcement included Goodyear's commitment to achieving net-zero greenhouse gas emissions by 2050 and 2030 emission reduction targets based on Science-Based Targets initiative (SBTi) standards, as well as our plan to adopt disclosures aligned with the Task Force on Climate-related Financial Disclosures (TCFD) framework for 2022. Our net-zero goal and alignment to SBTi reflect our commitment to sustainability and reducing our carbon footprint. As part of this process, we recently enacted a multi-phase plan to reach 100% renewable energy across most of our facilities in Europe and Turkey by the end of 2022.

We also recognize as a Board the importance of fostering a corporate culture that prioritizes diversity, equity and inclusion. We believe this is critical to Goodyear's long-term success and that this culture of diversity and inclusion starts at the top of our organization. As a Board we oversaw the creation of Goodyear's Diversity & Inclusion Executive Council, comprised of senior leaders to help align these initiatives with Goodyear's philosophy, strategic direction, vision and values. As a Board we've also engaged with leaders across the business regarding our commitment to creating a diverse and inclusive workforce through talent acquisition, including how we as a Company strive for qualified female and minority candidates on every executive slate.

EXECUTIVE COMPENSATION

We continue to align executive compensation with shareholder value creation by focusing our leadership on near-term strategic and operational priorities, notably the integration of Cooper Tire. Further, to help support our focus on sustainability and corporate responsibility efforts, the Board recently approved the addition of specific ESG metrics to our annual and long-term incentive plans. We are confident these metrics – focused on reducing greenhouse gas emissions and rolling resistance and increasing diverse management representation – elevate our environmental sustainability and diversity and inclusion commitments.

PROACTIVE SHAREHOLDER OUTREACH

On behalf of the Board, I want to thank Goodyear's investors for regularly engaging with the Company and sharing their valuable perspectives on what we are doing well and how we can continue to improve. As part of our regular, robust outreach and engagement program, we spoke with many of our investors in 2021 on topics ranging from the acquisition of Cooper Tire, the industry's macro conditions, strategy and operations, executive compensation, and corporate responsibility practices and goals. Feedback we received from shareholders was reported to the full Board, and is vital to our thoughtful deliberations on the Company's strategy, operations, executive compensation program, governance practices, and oversight of environmental and sustainability initiatives.

I appreciate your ongoing confidence in Goodyear and the Board of Directors, and thank you for your continued investment. We remain committed to serving your interests, and we appreciate the opportunity to serve Goodyear on your behalf.

Sincerely,



Laurette T. Koellner
Independent Lead Director



NOTICE OF 2022 ANNUAL MEETING OF SHAREHOLDERS AND PROXY STATEMENT

To the shareholders:

The 2022 Annual Meeting of Shareholders of The Goodyear Tire & Rubber Company, an Ohio corporation ("Goodyear," "Company," "we," "our" or "us") will be held at the Hilton Akron/Fairlawn, 3180 West Market Street, Akron, Ohio, on Monday, April 11, 2022 at 4:30 p.m., Eastern Time, for the following purposes (the "Annual Meeting"):

1 To elect the eleven members of the Board of Directors named in the Proxy Statement to serve one-year terms expiring at the 2023 Annual Meeting of Shareholders (Proposal 1);

2 To consider and approve an advisory resolution regarding the compensation of our named executive officers (Proposal 2);

3 To consider and approve a proposal regarding the adoption of the 2022 Performance Plan (Proposal 3);

4 To consider and approve a proposal to ratify the appointment of PricewaterhouseCoopers LLP as our independent registered public accounting firm for 2022 (Proposal 4);

5 To consider and vote upon a shareholder proposal (Proposal 5), if properly presented at the Annual Meeting; and

6 To act upon such other matters and to transact such other business as may properly come before the meeting or any postponements or adjournments thereof.

Location:

Hilton Akron/Fairlawn
3180 West Market Street
Akron, Ohio

Time & Date:

Monday, April 11, 2022 at 4:30 p.m., Eastern Time

The Board of Directors fixed the close of business on February 15, 2022 as the record date for determining shareholders entitled to notice of, and to vote at, the 2022 Annual Meeting. Only holders of record of shares of common stock, without par value, of Goodyear ("Common Stock") at the close of business on February 15, 2022 will be entitled to vote at the 2022 Annual Meeting and postponements or adjournments, if any, thereof.

If you are not able to attend, we hope that you will vote by proxy. These proxy materials contain detailed information about the matters on which we are asking you to vote. Please read the materials, including the Board's recommendation on each Proposal, thoroughly. Your vote is very important to us.

March 11, 2022
By order of the Board of Directors

Daniel T. Young

Daniel T. Young, Secretary

  

Please vote via the internet or by telephone or complete, date and sign your Proxy and return it promptly in the enclosed envelope



PROXY STATEMENT SUMMARY

This summary is an overview of information that you will find elsewhere in this proxy statement. This summary does not contain all of the information that you should consider, and you should read the entire proxy statement carefully before voting. This proxy statement and the form of proxy are first being sent to shareholders on or about March 11, 2022.

Proposals and Board Recommendations

Proposal	Board's Voting Recommendation	Page Reference
1. **Election of Directors**	FOR each Nominee	13
2. **Advisory Vote on Executive Compensation**	FOR	19
3. **Adoption of 2022 Performance Plan**	FOR	85
4. **Ratification of Appointment of Independent Registered Public Accounting Firm**	FOR	97
5. **Shareholder Proposal regarding Simple Majority Vote**	AGAINST	99

Business Overview

Goodyear is one of the world's leading manufacturers of tires, engaging in operations in most regions of the world. In 2021, our net sales were $17.5 billion and Goodyear net income was $764 million. We develop, manufacture, distribute and sell tires for most applications through our strong portfolio of brands, led by the Goodyear brand, one of the most recognizable brand names in the world, as well as the Cooper, Dunlop, Kelly, Mastercraft, Roadmaster, Debica, Sava and Fulda brands.

We are one of the world's largest operators of commercial truck service and tire retreading centers. We operate approximately 1,000 retail outlets where we offer our products for sale to consumer and commercial customers and provide repair and other services. We have a pervasive distribution network that is focused on making the tire buying process easier — with a concentrated network of aligned third-party distributors, approximately 300 warehouse distribution facilities, and a leading business-to-consumer e-commerce platform.

We manufacture our products in 57 manufacturing facilities in 23 countries, including the United States, and we have marketing operations in almost every country around the world. We employ approximately 72,000 full-time and temporary associates worldwide.


2021 Business Performance

During 2021, our operating results improved significantly as the overall macroeconomic environment continued to recover following the onset of the COVID-19 pandemic in 2020. In that environment, we grew volume and market share in our consumer businesses, where we are benefiting from new product launches, actions to strengthen distribution and recent OE fitment wins, including robust growth in electric vehicle tire deliveries. At the same time, we delivered strong earnings growth through price and mix, which more than offset the impacts of higher raw material costs. In addition, we successfully offset the impact of higher costs resulting from COVID-related labor shortages and inflation in wages, energy and transportation.

Nonetheless, our 2021 results continued to be negatively influenced by the direct and indirect macroeconomic effects of the ongoing pandemic. Our global businesses are experiencing varying stages of recovery, as national and local efforts in many countries to contain the spread of COVID-19 continued to impact economic conditions.

While these challenges were certainly significant, we continued to execute on our strategy throughout 2021. To this end, we announced our goal to achieve net-zero greenhouse gas emissions by 2050, with minimal reliance on offsets. In support of this ambition, we established new intermediate-term emission-reduction targets aligned with SBTi standards.

As an industry leader, we're also committed to using more sustainable materials in our tires to help protect our planet for future generations. As a result, we're working diligently to develop a 100 percent sustainable-material tire by the end of the decade.

Cooper Tire Acquisition

On June 7, 2021, we completed our acquisition of Cooper Tire & Rubber Company ("Cooper Tire"), the fifth largest tire manufacturer in North America.

With the acquisition of Cooper Tire, we have grown our business in markets and segments that play to our strengths and have increased our portfolio of products and services for our customers and consumers.

The combination marks a transformational milestone for both of our companies, each with rich histories in our shared home state of Ohio. The combination created a stronger U.S. leader in the global tire industry, with over 200 years of combined industry experience and more than 50 manufacturing locations. We believe this transaction drives significant value for all our stakeholders – our shareholders, our customers, our employees, and the communities in which we operate.

COMPELLING STRATEGIC AND FINANCIAL BENEFITS

- **Strengthened Leadership Position in Global Tire Industry.** The combination strengthened Goodyear's leading position in the U.S., while significantly growing our position in other North American markets. In China, the combination nearly doubled Goodyear's presence and increases the number of relationships with local automakers, while creating broader distribution for Cooper replacement tires through Goodyear's network of 2,500 branded retail stores.
- **Combined Two Complementary Brand Portfolios with a Comprehensive Offering Across the Value Spectrum.** Creates opportunities to leverage the strength of Goodyear original equipment and premium replacement tires, along with the mid-tier power of the Cooper brand, which has particular strength in the light truck and SUV segments. Together, these brands have the opportunity to deliver a more complete offering to aligned distributors and retailers.



- **Expected to Provide Significant, Immediate and Long-Term Financial Benefits.**
  Synergies and Tax Benefits. We expect to achieve approximately $250 million in run-rate cost synergies (increased from our original estimate of $165 million) within two years following the close of the transaction. In addition, the combination is expected to generate net present value of $450 million or more by utilizing Goodyear's available U.S. tax attributes. These tax attributes are expected to reduce the company's cash tax payments, positioning it to generate additional free cash flow.
  Earnings and Balance Sheet. The transaction is immediately accretive to earnings per share, modestly improves Goodyear's balance sheet position and enhances the company's ability to delever.
- **Opportunity to Create Additional Value from Manufacturing and Distribution.** Opportunities for expansion of select Cooper facilities will increase capital efficiency and flexibility. Additional revenue growth opportunities will result from the addition of the Cooper brand to Goodyear's global distribution network.
- **Increases Scale to Support Investments in New Mobility and Fleet Solutions.** As an industry leader in the U.S., the combined company will offer tire products and a broad selection of services through Goodyear's relationships with traditional and emerging original equipment manufacturers; autonomous driving system developers; new and established fleet operators; and other mobility platforms.

Relative Performance

Our market share in key consumer replacement tire markets, global consumer original equipment tires, and key commercial replacement tire markets all rose in 2021 when compared to 2020.

Share of Market	2020	2021
Consumer Replacement - Key Markets	11.5%	12.2%
Consumer OE - Global	8.6%	8.9%
Commercial Replacement - Key Markets	8.7%	8.8%

Our stock price rose by 95%, significantly outperforming both our principal tire industry peers and the S&P 500, for the year ended December 31, 2021.

2021 Stock price performance



January 2021   December 2021



Shareholder Engagement and Responsiveness

We believe that it is important for us to communicate regularly with shareholders regarding areas of interest or concern. We have a robust shareholder engagement program that includes an annual outreach that is focused on our long-term business strategy, corporate governance, executive compensation, corporate responsibility and other topics suggested by our shareholders. This annual outreach helps to ensure that our shareholders are heard and able to communicate directly with us on these important matters. The following chart demonstrates our long-standing commitment to a robust shareholder engagement program:

Commitment to Shareholder Engagement (Shareholders Engaged as a % of Outstanding Common Stock)



As part of our annual outreach (based on our outstanding Common Stock as of September 30, 2021):

- We requested the opportunity to meet with 59% of our shareholders;
- We ultimately engaged with shareholders representing 49% of our Common Stock; and
- The Chairman of our Compensation Committee met with several of our largest shareholders (representing 15% of our Common Stock) to discuss changes to our compensation programs and to continue to provide a direct line of communication between our shareholders and the Board of Directors.

Specifically, our outreach meetings this year gave us the chance to discuss:

- Our acquisition of Cooper Tire, expected synergies and integration efforts;
- Our continued recovery from the impacts of the COVID-19 pandemic;
- Our leadership position in mobility and fleet solutions;
- Our thorough process for setting challenging targets and aligning pay and performance;
- Our recently announced net-zero 2050 climate ambition and nearer-term 2030 science-based targets for reducing greenhouse gas emissions;
- An update on our corporate responsibility strategy, known as Goodyear Better Future;
- Our executive compensation program, including changes the Compensation Committee was considering for 2022 as a result of shareholders' feedback on our 2020 and 2021 executive compensation program; and
- Our corporate governance and corporate responsibility practices.


At the 2021 annual meeting, our say-on-pay vote was approved by 69% of our shareholders. As a result, we reached out to several of our shareholders who voted against our say-on-pay proposal to better understand their concerns. The most commonly expressed concern was that we reset several metrics, related goals and performance periods in our 2020 annual and long-term incentive plans given the profound impact of the pandemic on our operations in the first half of the year. Those concerns were mitigated for some shareholders by our reduction of the target and maximum payouts for our 2020 compensation programs. All of the shareholder feedback that we received was reported to the Compensation Committee and the Board of Directors for its consideration.

We understand the concerns raised by some of our shareholders regarding the extent of the changes made to our 2020 compensation programs. The Compensation Committee acknowledges that the COVID-19 pandemic and the associated circumstances in 2020 were extraordinary and necessitated unique actions and responses. The Committee did not make any in-flight changes to our 2021 compensation programs and, absent extraordinary circumstances, does not intend to adjust in-flight long-term incentive awards in the future.

In 2021, the Compensation Committee retained many of the Share, Cost and Cash metrics used in the 2020 compensation program due to their success in motivating our employees. Additionally, we re-introduced EBIT and net income to ensure continued focus on profitability, thereby ensuring that our financial metrics continue to be aligned with our strategic objectives.

In addition, beginning in 2022, the Compensation Committee made further changes to our incentive plans in response to shareholder feedback:

- Returned to a full-year (rather than a half-year) performance period for EBIT and free cash flow in the annual plan;
- Reduced the weighting of strategic and operational objectives from 40% to 20% and added specific environmental, social and governance (ESG) and new mobility metrics (weighted at 10% each) in the annual plan; and
- Equally weighted net income and cash flow return on capital in the long-term plan.



Executive Compensation Highlights

Our executive compensation program is designed to support achievement of our business objectives and to serve the long-term interests of our shareholders and is strongly aligned to Company performance and measurable financial metrics, thereby aligning management's interests with our shareholders' interests by focusing management on driving increased shareholder value. Our financial metrics also continue to be aligned with our strategic objectives, as shown in the table below.

Strategic Objective	Financial Metric
Competitive Advantage	Market Share and Variable Manufacturing Cost
Profitability	EBIT and Net Income
Strong Liquidity	Free Cash Flow
Return Generated on Investments in Business	Cash Flow Return on Capital
Specific Drivers of Success of Business	Strategic and Operational Performance Goals
Superior Shareholder Returns	Relative TSR Modifier
Corporate Responsibility and Sustainability	ESG Metrics

The resulting compensation for our named executive officers is comprised of a mix of variable and fixed compensation that is strongly linked to our performance.



For 2021, our financial metrics were:

	Incentive Program	Financial Metrics	Weighting
ANNUAL INCENTIVES	**Annual Incentive Plan**	Market Share	**15%**
		Cost	**15%**
		Free Cash Flow	**15%**
		EBIT	**15%**
		Strategic and Operational Performance Goals	**40%**



LONG-TERM AWARDS

Performance-Based Awards
(Paid out in Equity and Cash)

2021-2023 Awards

2021 Performance Period Financial Metrics

		Three-year
Net Income	25%	Relative TSR Modifier
Cash Flow Return on Capital	75%	+/– 20%

Three-year ESG Metrics   +0-25%
- Reduction in Greenhouse Gas Emissions
- Reduction in Tire Rolling Resistance
- Increase Diversity in Leadership Positions

Restricted Stock Units

THE COMPENSATION COMMITTEE HAS ADOPTED A NUMBER OF BEST PRACTICES
THAT ARE CONSISTENT WITH OUR PERFORMANCE-BASED COMPENSATION PHILOSOPHY:

- Use of diversified financial metrics and ESG-related metrics in our annual and long-term plans that are closely tied to our long-term strategy, along with a relative TSR modifier on all long-term performance-based awards

- No dividends or dividend equivalents on unearned performance-based equity awards

- No repricing of options without shareholder approval

- No pension credit for newly hired executives to make up for service at prior employers

- Double-trigger change-in-control provisions in our change-in-control plan and our equity compensation plans, and no walk-away rights

- No tax gross-ups in our change-in-control plan or for perquisites

- Robust stockholding guidelines for officers and directors, including stock retention provisions following the exercise of stock options or the vesting of other stock-based awards

- Hedging and pledging of our Common Stock by officers, directors and employees is prohibited

- Robust clawback policy in place

- Compensation Committee consists only of independent Board members

- Engaged leading independent compensation consultants to assist the Compensation Committee and Board in determining executive and director compensation and evaluating program design



Our Board of Directors

OUR BOARD IS COMPRISED OF COMMITTED, QUALIFIED INDIVIDUALS WITH A DIVERSE AND COMPLEMENTARY BLEND OF SKILLS, BUSINESS AND PERSONAL EXPERIENCES, BACKGROUNDS AND EXPERTISE, INCLUDING THE FOLLOWING:

- **Senior leadership experience**
  Directors who have served in senior leadership roles at large organizations provide us with a practical understanding of organizations, processes, strategy, risk management and other factors that promote growth.

- **Global perspective**
  As a global company, we benefit from our directors who have experience with multinational companies or in international markets to help direct our global business plans and navigate challenges that we may encounter in our international operations.

- **Marketing and branded consumer product experience**
  Marketing and branding initiatives are essential to our growth strategy to increase market share in a competitive industry.

- **Operational and manufacturing experience**
  Directors with operational and manufacturing experience provide valuable insight to management on the development and execution of our strategy.

- **Finance, accounting and financial reporting expertise**
  An understanding of finance and accounting assists our directors in overseeing our financial reporting and internal controls to ensure they are accurate and transparent.

- **Leadership development expertise**
  Having directors who can help advise management on how to motivate and develop leaders within the Company helps ensure our success is sustainable.

- **Legal, regulatory and government experience**
  Directors with knowledge of the legal and regulatory framework in which we operate help evaluate risks and how our business may be impacted by governmental actions and public policy.

- **Corporate governance, sustainability, responsibility and compliance experience**
  Directors with experience in these areas support our goals of strong independent Board oversight, accountability and protection of shareholder interests.

Our well-qualified and diverse group of directors brings an important mix of leadership, boardroom and operating experience to Goodyear. Our directors provide us with critical insights on many important issues facing our business. These collective attributes enable the Board to exercise appropriate independent oversight of management and pursue long-term, sustainable shareholder value creation by providing strategic input on the development and oversight of the implementation of our long-term strategy.

Board Diversity

The Board is committed to creating a board that is strongly independent and diverse. Our Board also seeks to have well-balanced tenures, with longer-serving directors who provide knowledge of our business through industry cycles and newer directors with fresh perspectives.



Consistent with our Corporate Governance Guidelines, the Governance Committee seeks nominees who will provide a diversity of perspectives in Board deliberations, as well as diversity in personal characteristics, such as age, gender and ethnicity. While the Board has not adopted a formal policy with regard to the consideration of diversity in identifying director nominees, the Governance Committee and the Board believe that considering diversity is consistent with the goal of creating a Board that best serves the needs of the Company and the interests of its shareholders, and it is one of the many factors that they consider when identifying individuals for Board membership.

The composition of the nominees for election to the Board at the Annual meeting is reflected below.



BOARD TENURE
11–15 YEARS 4
AVERAGE TENURE
7.8
YEARS
4 0–5 YEARS
6–10 YEARS 3
INDEPENDENCE
9
9
ARE INDEPENDENT
GENDER DIVERSITY
3
ARE GENDER DIVERSE
3
RACIAL/ETHNIC DIVERSITY
3
ARE RACIAL/ETHNIC DIVERSE
3

Corporate Governance Highlights

WE HAVE AN ABIDING COMMITMENT TO GOOD GOVERNANCE, AS ILLUSTRATED BY THE FOLLOWING PRACTICES:

- Annually elected directors; no classified board
- Majority voting for the election of directors with a resignation policy
- Lead independent director with clear, robust responsibilities
- 100% independent audit, compensation and nominating committees
- Regular executive sessions of the independent directors
- Conduct annual Board and Committee evaluations
- Proxy access available to 3 year, 3% shareholders for up to 20% of Board
- Overboarding policy in place for directors
- No poison pill in place
- Shareholders have the right to call a special meeting at 25%
- Clear and robust corporate governance guidelines
- Maintain a leading corporate responsibility program with Board oversight



TABLE OF CONTENTS

USE OF FORWARD-LOOKING STATEMENTS

For additional information regarding our use of forward-looking statements in this Proxy Statement, see Exhibit A.



CORPORATE GOVERNANCE PRINCIPLES AND BOARD MATTERS

Goodyear is committed to having sound corporate governance principles. Having such principles is essential to running Goodyear's business efficiently and to maintaining Goodyear's integrity in the marketplace. Goodyear's Corporate Governance Guidelines, Business Conduct Manual, Board of Directors and Executive Officers Conflict of Interest Policy and charters for each of the Audit, Compensation, Corporate Responsibility and Compliance, Finance, and Governance Committees are available at https://corporate.goodyear.com/us/en/investors/governance/documents-charters.html. Please note, however, that information contained on the website is not incorporated by reference in this Proxy Statement or considered to be a part of this document. A copy of the committee charters and corporate governance policies may also be obtained upon request to the Goodyear Investor Relations Department.

CURRENT COMMITTEE MEMBERSHIP AND MEETINGS HELD DURING 2021

	Independent	Audit	Compensation	Corporate Responsibility & Compliance	Finance	Governance	Executive
					Committees		
Mr. Firestone	✓		**CHAIR**		MEMBER		MEMBER
Mr. Geissler	✓	MEMBER		MEMBER			
Mr. Hellman	✓	MEMBER			MEMBER		
Ms. Koellner, *Lead Director*	✓		MEMBER			MEMBER	**CHAIR**
Mr. Kramer, *Chairman and CEO*							MEMBER
Ms. Lewis	✓				**CHAIR**	MEMBER	MEMBER
Mr. Mahendra-Rajah	✓	MEMBER		MEMBER			
Mr. McCollough	✓		MEMBER			MEMBER	
Mr. McGlade	✓	**CHAIR**				MEMBER	MEMBER
Mr. Palmore	✓	MEMBER		**CHAIR**			MEMBER
Ms. Siu	✓			MEMBER	MEMBER		
Ms. Streeter	✓		MEMBER		MEMBER		
Mr. Wessel				MEMBER			
Mr. Williams	✓				MEMBER	**CHAIR**	MEMBER
Number of Meetings in 2021		**6**	**8**	**3**	**3**	**4**	**0**


Board Leadership Structure

Mr. Kramer serves as our Chairman, Chief Executive Officer and President and Ms. Koellner was elected by the independent members of the Board to serve as our independent Lead Director, initially effective June 30, 2019 and subsequently each year thereafter. The Board believes that the current Board leadership structure is the most appropriate for the Company and its shareholders at this time. The Board periodically reviews the Board leadership structure and the roles of the Chairman and independent Lead Director, taking into consideration the views expressed by our shareholders.

In order to ensure that the independent and non-management members of the Board maintain proper oversight of management on behalf of our shareholders, the Board has an independent Lead Director who is elected annually by the independent members of the Board. The election of a Lead Director by the independent members of the Board demonstrates the Board's continuing commitment to strong corporate governance, Board independence and the importance of the role of Lead Director.

Currently, the Board believes that having Mr. Kramer serve as Chairman best positions the Company to compete successfully and advance our shareholders' interests. His extensive knowledge of the Company and the tire industry, gained through 22 years of experience in positions of increasing authority including Chief Financial Officer and President, North America, is valuable to the Board in his role as Chairman. Mr. Kramer has provided strong and open leadership of the Board as the Company executes its strategy in a highly competitive industry that continues to be challenged by volatile global economic conditions. The current combination of the Chairman and CEO roles enhances the Company's ability to coordinate the development, articulation and execution of a unified strategy at both the Board and management levels. The Board also believes that having Mr. Kramer serve as Chairman and CEO has facilitated the flow of information to, and discussion among, members of the Board regarding the Company's business.

The Governance Committee believes that Ms. Koellner is highly qualified to serve as our Lead Director and that she provides strong leadership of the independent and non-management directors and diligently fulfills her duties as Lead Director.

LEAD DIRECTOR DUTIES

- Preside at all meetings of the Board at which the Chairman is not present, including executive sessions of the independent directors

- Call meetings or executive sessions of the independent directors, and coordinate and develop the agenda for those meetings or sessions

- Serve as liaison between the Chairman and the independent directors

- Approve the schedule of Board meetings to ensure that there is sufficient time for discussion of all agenda items and advise the Chairman on the same

- Approve all information sent to the Board, including meeting agendas, and advise the Chairman on such matters, and may specifically request the inclusion of information

- Interview, along with the Chairman of the Governance Committee, all Board candidates and make recommendations to the Governance Committee and the Board

- Discuss with the Governance Committee and the Chairman the membership of Board committees and the selection of committee chairs

- Evaluate, together with the Compensation Committee, the Chairman and CEO's performance, and meet with the Chairman and CEO to discuss that evaluation

- Assist the Governance Committee in connection with the annual Board and committee evaluation process, and address any issues regarding director performance

- If requested by major shareholders, ensure that she is available for consultation and direct communication in appropriate circumstances


Additional duties of our independent Lead Director are set forth in Annex II to our Corporate Governance Guidelines.

In addition to the clearly-delineated and comprehensive oversight responsibilities of our Lead Director, the independent directors have ample opportunity to, and regularly do, assess the performance of the CEO and provide meaningful direction to him. The Board has strong and effective independent oversight of management:

- 82% of the Company's director nominees are independent;

- All members of the Audit, Compensation and Governance Committees are independent directors;

- Committee Chairs, all of whom are independent, approve agendas for their committee meetings;

- Board and Committee agendas are prepared based on discussions with all directors and recommendations from management, and all directors are encouraged to request agenda items, additional information and/or modifications to schedules as they deem appropriate; and

- The Board holds executive sessions of the independent directors at each Board meeting that are led by the Lead Director.

The Board's policy is that, especially in our changing and challenging environment, it must retain the flexibility to determine the most effective Board leadership structure at any particular point in time. As a result, the Board has the responsibility to establish our leadership structure, including in connection with any CEO succession. Some of the factors that the Board has considered, and may consider in the future, in combining or separating the Chairman and CEO roles, include:

- The respective responsibilities of the Lead Director, the Chairman of the Board and the CEO;

- The effectiveness of the current Board leadership structure, including the Board's assessment of the performance of the Chairman and CEO and the Lead Director and whether the Board is maintaining strong, independent oversight of management;

- Shareholder views on our Board leadership structure;

- The Company's operating and financial performance, including the potential impact of particular leadership structures on the Company's performance;

- The ability to attract or retain well-qualified candidates for the positions of CEO, Chairman of the Board and Lead Director;

- Practices at other similarly situated U.S. public companies; and

- Legislative and regulatory developments.

Board's Role in Risk Oversight

Management continually monitors the material risks facing the Company, including competitive, strategic, operational, financial (accounting, liquidity and tax), legal, regulatory, and environmental, social and governance risks. The Board as a whole has responsibility for oversight of management's identification and management of, and planning for, those risks. Reviews of certain areas are conducted by relevant Board Committees that report their deliberations to the Board.



The Board and its Committees oversee risks associated with their principal areas of focus, as summarized below. The Board and its Committees exercise their risk oversight function by carefully evaluating the reports they receive from management and by making inquiries of management with respect to areas of particular interest to the Board. Board oversight of risk is enhanced by the fact that the Lead Director and Chairman attend virtually all Committee meetings and that Committee reports are provided to the full Board following each Committee meeting. We believe that our leadership structure also enhances the Board's risk oversight function since our Lead Director regularly discusses the material risks facing the Company with management. The Chairman is also expected to report candidly to his fellow directors on his assessment of the material risks we face, based upon the information he receives as part of his management responsibilities. Both the Lead Director and the Chairman are well-equipped to lead Board discussions on risk issues.

BOARD/COMMITTEE AREAS OF RISK OVERSIGHT

Full Board
- Strategic, financial and execution risk associated with the annual operating plan and strategic plan (including allocation of capital investments);
- Major litigation and regulatory matters;
- Significant acquisitions and divestitures;
- Diversity and inclusion; and
- Management succession planning.

Audit Committee
- Risks associated with financial matters, particularly financial reporting and disclosure, accounting, and internal controls, as well as risks associated with information technology and cybersecurity.

Compensation Committee
- Risks associated with the establishment and administration of executive compensation, incentive compensation programs, and performance management of officers.

Governance Committee
- Risks associated with Board effectiveness and organization, corporate governance matters, and director succession planning.

Finance Committee
- Risks associated with liquidity, pension plans (including investment performance, asset allocation and funded status), tax strategies, currency and interest rate exposures, and insurance strategies.

Committee on Corporate Responsibility and Compliance
- Risks associated with health, safety and the environment, climate change, sustainability, product quality, and the Company's legal and ethical compliance program.

Consideration of Director Nominees

The Governance Committee will consider properly submitted shareholder nominations of candidates for membership on the Board as described below under "Identifying and Evaluating Nominees for Director." In evaluating nominations, the Governance Committee seeks to address the criteria described below under "Director Selection Guidelines."

Any shareholder desiring to submit a proposed candidate for consideration by the Governance Committee should send the name of the proposed candidate, together with biographical data and background information concerning the candidate, to the Office of the Secretary, The Goodyear Tire & Rubber Company, 200 Innovation Way, Akron, Ohio 44316-0001.

Director Selection Guidelines

The Board of Directors has approved guidelines for selecting directors as part of our Corporate Governance Guidelines. Criteria considered in the selection of directors include:

- Personal qualities and characteristics, including the highest personal and professional integrity, sound judgment, and reputation in the business community or a record of public service;

- Substantial business experience or professional expertise and a record of accomplishments;

- Experience and stature necessary to be highly effective, working with other members of the Board, in serving the long-term interests of shareholders;

- Ability and willingness to devote sufficient time to the affairs of the Board and the Company and to carry out their duties effectively;

- The needs of the Company at the time of nomination to the Board and the fit of a particular individual's skills and personality with those of the other directors in building a Board that is effective and responsive to the needs of the Company;

- Diverse business experience, substantive expertise, skills and background, as well as diversity in personal characteristics, such as age, gender and ethnicity; and

- Ability to satisfy Goodyear's and The Nasdaq Stock Market's independence standards.

Identifying and Evaluating Nominees for Director

The Governance Committee is responsible for identifying, screening and recommending persons for nomination to the Board. The Governance Committee considers candidates for Board membership suggested by its members and other Board members, as well as management and shareholders. On occasion, the Committee also retains third-party executive search firms to identify candidates. Mr. Mahendra-Rajah was initially identified as a potential candidate for Board membership by a third-party search firm. In addition, under our prior master labor agreement with the United Steelworkers (the "USW"), the USW had the right to nominate a candidate for consideration for membership on the Board. Mr. Wessel, who became a director in December 2005, was identified and recommended by the USW.



Once a prospective nominee has been identified, the Committee makes an initial determination on whether to conduct a full evaluation of the candidate. This initial determination is based on whatever information is provided to the Committee with the recommendation of the prospective candidate, as well as the Committee's own knowledge of the prospective candidate, which may be supplemented by inquiries to the person making the recommendation or others. The preliminary determination is based primarily on the need for additional Board members and the likelihood that the prospective nominee can satisfy the director selection guidelines described above. If the Committee determines, in consultation with the Chairman of the Board, the Lead Director and other Board members as appropriate, that additional consideration is warranted, it may request a third-party search firm to gather additional information about the prospective nominee's background and experience and to report its findings to the Committee. The Committee then evaluates the prospective nominee against the standards and qualifications set out in Goodyear's director selection guidelines. The Committee also considers such other relevant factors as it deems appropriate, including the balance of management and independent directors and the evaluations of other prospective nominees. The Committee seeks to have a diverse Board representing a range of backgrounds, knowledge and skills relevant to the Company's business and the needs of the Board. We consider the members of our Board to have a diverse set of business and personal experiences, backgrounds and expertise, and to be diverse in terms of age, gender and ethnicity. These diversity characteristics are among the Board's priorities when evaluating a pool of potential director candidates.

In connection with this evaluation, the Committee determines whether to interview the prospective nominee, and if warranted, the Lead Director, the Chairman of the Committee, one or more other members of the Committee and others as appropriate, interview prospective nominees in person or by telephone. After completing this evaluation and interview, the Committee makes a recommendation to the full Board as to the persons who should be nominated for election to the Board, and the Board makes its decision after considering the recommendation and report of the Committee.

Board Structure and Committee Composition

As of the date of this Proxy Statement, Goodyear's Board has fourteen directors, each elected annually, and the following six committees: (1) Audit, (2) Compensation, (3) Corporate Responsibility and Compliance, (4) Finance, (5) Governance, and (6) Executive. The current membership and the function of each of the committees are described below. Each of the committees operates under a written charter adopted by the Board, except for the Executive Committee which is provided for by our Code of Regulations. During 2021, the Board held nine meetings. Each director attended at least 75% of all Board and applicable Committee meetings. Directors are expected to attend annual meetings of Goodyear's shareholders. All of the directors attended the last annual meeting of shareholders.

Audit Committee

MEMBERS:

Mr. Geissler

Mr. Hellman

Mr. Mahendra-Rajah

Mr. McGlade (Chairman)

Mr. Palmore

MEETINGS IN 2021: 6

The Board has determined that each member of the Audit Committee is independent within the meaning of Goodyear's independence standards and applicable Securities and Exchange Commission ("SEC") rules and regulations, and Mr. Hellman, Mr. Mahendra-Rajah and Mr. McGlade are audit committee financial experts.

KEY RESPONSIBILITIES:

The Audit Committee assists the Board in fulfilling its responsibilities for oversight of the integrity of Goodyear's financial statements, Goodyear's compliance with legal and regulatory requirements related to financial reporting, the independent registered public accounting firm's qualifications and independence, and the performance of Goodyear's internal auditors and independent registered public accounting firm. The Audit Committee appoints, evaluates and determines the compensation of Goodyear's independent registered public accounting firm; reviews and approves the scope of the annual audit plan; reviews and pre-approves all auditing services and permitted non-audit services (and related fees) to be performed by the independent registered public accounting firm; oversees investigations into complaints concerning financial matters; reviews policies and guidelines with respect to risk assessment and risk management, including Goodyear's major financial risk exposures; oversees Goodyear's information technology and cybersecurity strategy; prepares the Audit Committee report for inclusion in the annual proxy statement; and annually reviews the Audit Committee charter and the Committee's performance. The Audit Committee works closely with management as well as Goodyear's independent registered public accounting firm. The Audit Committee has the authority to obtain advice and assistance from, and receive appropriate funding from Goodyear for, outside legal, accounting or other advisors as the Audit Committee deems necessary to carry out its duties.

The report of the Audit Committee is on page 96 of this Proxy Statement.

Compensation Committee

MEMBERS:

Mr. Firestone (Chairman)

Ms. Koellner

Mr. McCollough

Ms. Streeter

MEETINGS IN 2021: 8

The Board has determined that each member of the Compensation Committee is independent within the meaning of Goodyear's independence standards and applicable Nasdaq listing standards.

KEY RESPONSIBILITIES:

The Board of Directors has delegated to the Compensation Committee primary responsibility for establishing and administering Goodyear's compensation programs for officers and other key personnel. The Compensation Committee oversees Goodyear's compensation and benefit plans and policies for directors, officers and other key personnel, administers its incentive compensation plans (including reviewing and approving grants to officers and other key personnel), and reviews and approves annually all compensation decisions relating to officers, including the Chief Executive Officer. The Compensation Committee also prepares a report on executive compensation for inclusion in the annual proxy statement, reviews and discusses the Compensation Discussion and Analysis with management and recommends its inclusion in the annual proxy statement, and periodically reviews our talent management strategies and progress. The report of the Compensation Committee is on page 61 of this Proxy Statement.

In performing its duties, the Compensation Committee meets periodically with the CEO to review compensation policies and specific levels of compensation paid to officers and other key personnel, and reports and makes recommendations to the Board regarding executive compensation policies and programs. The Compensation Committee informs the non-management directors of the Board of its decisions regarding compensation for the CEO and other significant decisions related to the administration of its duties. The Compensation

Compensation Committee (continued)

Committee also will consider the results of shareholder advisory votes on executive compensation matters and the changes, if any, to Goodyear's executive compensation policies, practices and plans that may be warranted as a result of any such vote and reviews an annual risk assessment of Goodyear's executive compensation policies, practices and plans as part of its role in overseeing management's identification and management of, and planning for, compensation-related risks. Under its charter, the Compensation Committee may delegate its authority to one or more of its members as appropriate.

The Compensation Committee has the authority to retain outside advisors, including independent compensation consultants, to assist it in evaluating actual and proposed compensation for officers. The Compensation Committee also has the authority to approve, and receive appropriate funding from Goodyear for, any such outside advisor's fees. Prior to retaining any such advisors, the Compensation Committee considers the independence-related factors identified in applicable securities laws and Nasdaq listing standards. During 2021, the Compensation Committee has retained Frederic W. Cook & Co., Inc. ("F.W. Cook") and Exequity LLP as its compensation consultants, and has determined that F.W. Cook and Exequity are independent. The Compensation Committee solicits advice from the compensation consultants on executive compensation matters relating to the CEO and other officers. This advice is described in more detail under the heading "Compensation Discussion and Analysis — Role of Compensation Consultant."

Committee on Corporate Responsibility and Compliance

MEMBERS:

Mr. Geissler

Mr. Mahendra-Rajah

Mr. Palmore (Chairman)

Ms. Siu

Mr. Wessel

MEETINGS IN 2021: 3

KEY RESPONSIBILITIES:

The Committee on Corporate Responsibility and Compliance reviews Goodyear's legal compliance programs as well as its business conduct policies and practices and its policies and practices regarding its relationships with shareholders, employees, customers, governmental agencies and the general public. The Committee monitors Goodyear's objectives, policies, programs and performance with respect to ESG matters, including its climate strategy, sustainability initiatives, and compliance with environmental laws and regulations. The Committee also monitors Goodyear's objectives, policies, programs and performance with respect to workplace health and safety and product quality. The Committee may recommend appropriate new policies to the Board of Directors.

Finance Committee

MEMBERS:

Mr. Firestone

Mr. Hellman

Ms. Lewis (Chairwoman)

Ms. Siu

Ms. Streeter

Mr. Williams

MEETINGS IN 2021: 3

KEY RESPONSIBILITIES:

The Finance Committee consults with management and makes recommendations to the Board of Directors regarding Goodyear's capital structure, dividend policy, tax strategies, compliance with terms in financing arrangements, insurance strategies, banking arrangements and lines of credit, pension plan funding, and significant mergers and acquisitions and other business development activities. The Finance Committee also reviews and consults with management regarding policies with respect to interest rate and foreign exchange risk, liquidity management, counterparty risk, derivative usage, credit ratings, and investor relations activities.

Governance Committee

MEMBERS:

Ms. Koellner

Ms. Lewis

Mr. McCollough

Mr. McGlade

Mr. Williams (Chairman)

MEETINGS IN 2021: 4

The Board has determined that each member of the Governance Committee is independent within the meaning of Goodyear's independence standards.

KEY RESPONSIBILITIES:

The Governance Committee identifies, evaluates and recommends to the Board of Directors candidates for election to the Board. The Committee also develops and recommends appropriate corporate governance guidelines, recommends policies and standards for evaluating the overall effectiveness of the Board of Directors in the governance of Goodyear and undertakes such other activities as may be delegated to it from time to time by the Board of Directors.

Executive Committee

MEMBERS:

Mr. Firestone

Ms. Koellner (Chairwoman)

Mr. Kramer

Ms. Lewis

Mr. McGlade

Mr. Palmore

Mr. Williams

MEETINGS IN 2021: 0

KEY RESPONSIBILITIES:

The Executive Committee is comprised of the Chairperson of each of the Board's other standing committees, the Chairman of the Board and the Lead Director, who serves as Chairwoman of the Executive Committee. The Executive Committee may transact all business and take any actions that can be done by the Board of Directors, except that it does not have authority to fill any Board or committee vacancies.



Corporate Responsibility

In 2021, we reinforced our corporate responsibility commitment, which includes being a responsible corporate citizen for our communities and the environment and improving the sustainability of our operations. As part of this, we maintained our focus on the health and safety of our employees while serving and meeting the needs of our customers and consumers.

Notably, we recently included a section focused on sustainability in Goodyear's refreshed strategy roadmap. This illustrates the importance of sustainability factors, consistent with our corporate responsibility framework, Goodyear *Better Future.* We believe this reinforces our commitment to our high-priority ESG topics and helps position future generations to meet their needs while we work to meet our business goals.

Goodyear *Better Future's* governance structure focuses on enhancing the management, transparency and communication of our high-priority ESG topics. The pillars of our corporate responsibility framework are highlighted on the following page.

ENVIRONMENTAL SUSTAINABILITY AND CLIMATE CHANGE

As part of our corporate responsibility commitment, Goodyear reinforced its efforts around environmental stewardship over the last year. That's why we launched our CEO-sponsored climate strategy development in 2021, led by a cross-functional operating committee and supported by external climate expertise. This work will ensure we understand our most significant climate impacts and the key risks and opportunities we face.

As part of our climate strategy, in December 2021 we announced our climate ambition, which features our goal to reach net-zero value chain greenhouse gas (GHG) emissions by 2050, aligned with the Science Based Targets initiative (SBTi) and its new Net-Zero Standard. We also announced our commitment to achieve near-term science-based targets by 2030 and will submit our 2030 and 2050 targets to SBTi for independent validation. Using 2019 as a base year, we are committed to reducing our Scope 1 and 2 emissions by 46% by 2030 and relevant Scope 3 emissions by 28% over the same time frame.

In the next phase of our climate strategy work, we will deliver a comprehensive roadmap, including an action plan to achieve our climate ambition, and will expand our climate reporting to align with the recommendations and supplementary guidance from the Task Force on Climate-related Financial Disclosures (TCFD). Moving forward, we will work to integrate actions to achieve our ambitions into our operating plans and implement new metrics to track our progress across many of the Goodyear *Better Future* topics outlined below.

BOARD AND MANAGEMENT OVERSIGHT

While our full Board oversees and guides our strategic direction, the Board's Committee on Corporate Responsibility and Compliance oversees our corporate responsibility and climate strategy objectives and regularly monitors our progress towards achieving them. Functional leaders, including our Vice President and Chief Sustainability Officer; Vice President, Global Quality; Senior Vice President, Global Operations and Chief Technology Officer; and Vice President, Compliance & Ethics, meet with the Committee regularly to align and review our strategy, goals and progress.


BETTER FUTURE FRAMEWORK

The pillars of our framework are highlighted below.



Pillar	BETTER**FUTURE** SUSTAINABLE SOURCING	BETTER**FUTURE** RESPONSIBLE OPERATIONS	BETTER**FUTURE** ADVANCED MOBILITY	BETTER**FUTURE** INSPIRING CULTURE
Topic	Sustainable Raw Materials and Sourcing Supply Chain Management	Safety and Health Operational Impacts Product Quality End-of-Life Tires ("ELT") Business Continuity	Advancing Tire Performance Shaping the Mobility Revolution	Compliance and Ethics Health and Wellness Community Engagement Diversity and Inclusion Talent Development
Focus Areas	• Source sustainable natural rubber • Increase sustainable material usage • Pursue raw material traceability • Remove materials of concern • Manage supply chain ESG risks	• Culture of safety and health • Reduce environmental impacts • Produce high-quality products • Drive ELT to beneficial reuse • Risk analysis and mitigation	• Fuel efficiency, safety, longevity, and comfort • Fleets, autonomous, connected and electric vehicles	• Demonstrate ethical values • Healthy and well workforce • Global community engagement • Diverse and inclusive culture • Robust talent development

Our Corporate Responsibility Report is typically published in the second quarter of each year. For more information on Goodyear's commitment to corporate responsibility, please visit **www.goodyear.com/responsibility**. Please note, however, that information contained on the website is not incorporated by reference in this Proxy Statement or considered to be a part of this document.



Communications with the Board

As described on Goodyear's website at https://corporate.goodyear.com/us/en/investors/governance/contact-board.html, shareholders may communicate with the Board or any of the directors (including the Lead Director or the non-management directors as a group) by sending correspondence to the Office of the Secretary, The Goodyear Tire & Rubber Company, 200 Innovation Way, Akron, Ohio 44316-0001. All communications will be compiled by the Secretary and submitted to the Board or the individual directors on a periodic basis.

Board Independence

The Board has determined that nine of the eleven director nominees are independent within the meaning of Goodyear's independence standards, which are based on the criteria established by The Nasdaq Stock Market and are included as Annex I to Goodyear's Corporate Governance Guidelines. Mr. Kramer, our Chairman of the Board, Chief Executive Officer and President, is not considered independent. In addition, in light of his relationship with the USW, Mr. Wessel is not considered independent. Further, the Board expects that Mr. Wessel will recuse himself from discussions and deliberations regarding Goodyear's relationship with the USW. The Board also determined that the nature and size of the ordinary course commercial relationships between Goodyear and Parker-Hannifin Corporation did not impair the independence of Mr. Williams. The relationship was de minimis, constituting approximately three one-hundredths of one percent (0.03%) of either Goodyear's or Parker-Hannifin's consolidated gross revenues in the most recent fiscal year.

Overboarding Policy

Our Corporate Governance Guidelines provide that directors may not simultaneously serve on the board of directors of (i) more than four public companies, including the Company, or (ii) in the case of public company executive officers, more than two public companies, including the Company.

The Governance Committee annually reviews each director's service on and contributions to the Board, including consideration of each director's public company leadership roles and other outside commitments, prior to recommending a director or nominee for election to the Board. All of our directors are currently in compliance with our overboarding policy.



PROPOSAL 1 – ELECTION OF DIRECTORS

The Board of Directors has selected the following eleven nominees recommended by the Governance Committee for election to the Board of Directors. The directors will hold office from their election until the next Annual Meeting of Shareholders, or until their successors are elected and qualified. If any of these nominees for director becomes unavailable, the persons named in the proxy intend to vote for an alternate designated by the current Board of Directors.

Mr. Peter S. Hellman and Mr. W. Alan McCollough were not nominated for re-election to the Board of Directors due to the retirement age provisions of Goodyear's Corporate Governance Guidelines and Ms. Stephanie A. Streeter has decided not to stand for re-election to the Board of Directors. Mr. Hellman will be retiring from the Board at the Annual Meeting after nearly 12 years of distinguished service, Mr. McCollough will be retiring after 15 years of distinguished service, including several as our independent Lead Director, and Ms. Streeter will be retiring after nearly 14 years of distinguished service. Goodyear and the Board of Directors are deeply grateful to Mr. Hellman, Mr. McCollough and Ms. Streeter for their leadership and guidance during their tenures on the Board.

James A. Firestone



Director Since:
December 3, 2007

Committees:
Compensation (Chairman)
Finance
Executive

Age: 67

CURRENT PRINCIPAL OCCUPATION:

Retired. Formerly Executive Vice President and President, Corporate Strategy and Asia Operations of Xerox Corporation

DESCRIPTION OF BUSINESS EXPERIENCE:

Mr. Firestone was Executive Vice President and President, Corporate Strategy and Asia Operations of Xerox Corporation from January 2014 until his retirement on October 31, 2016. Mr. Firestone was President, Corporate Operations from October 2008 to December 2013 and President of Xerox North America from October 2004 to September 2008. Before joining Xerox in 1998, Mr. Firestone worked for IBM Corporation as general manager of the Consumer Division and for Ameritech Corporation as president of Consumer Services. He began his business career in 1978 with American Express, where during his 15-year tenure he ultimately rose to President, Travelers Cheques.

OTHER PUBLIC COMPANY DIRECTORSHIPS HELD SINCE JANUARY 1, 2017:
None

Mr. Firestone has extensive executive management experience in positions of increasing responsibility, including most recently as a senior executive officer of Xerox Corporation, which is of similar size and global complexity as Goodyear. He also has over 20 years of profit and loss management responsibility, as well as significant international business experience and merger and acquisition experience. These experiences provide him with unique and valuable insights as a director of Goodyear, particularly with respect to operations and finance matters.

Werner Geissler



Director Since:
February 21, 2011

Committees:
Audit
Corporate Responsibility
and Compliance

Age: 68

CURRENT PRINCIPAL OCCUPATION:
Retired. Formerly Vice Chairman, Global Operations of The Procter & Gamble Company
Operating Partner of Advent International

DESCRIPTION OF BUSINESS EXPERIENCE:
Mr. Geissler was Vice Chairman, Global Operations of The Procter & Gamble Company from August 2007 until his retirement on December 31, 2014, and was Group President, Central & Eastern Europe, Middle East and Africa from July 2004 to July 2007. He joined Procter & Gamble in 1979 and held positions of increasing responsibility in various brand and general management and operations roles in Europe, the Middle East, Central Asia, Japan, Africa and the United States.

OTHER PUBLIC COMPANY DIRECTORSHIPS HELD SINCE JANUARY 1, 2017:
Philip Morris International Inc. (2015 – present)

Mr. Geissler, a native of Germany, has deep executive management experience, including as a senior executive officer of Procter & Gamble, where he oversaw Procter & Gamble's extensive worldwide business operations. He has significant international business experience and profit and loss management responsibility. These experiences provide him with valuable insights as a director of Goodyear, particularly with respect to consumer marketing and international, operations and finance matters.

Laurette T. Koellner



Director Since:
February 23, 2015

Lead Director

Committees:
Compensation
Governance
Executive (Chairwoman)

Age: 67

CURRENT PRINCIPAL OCCUPATION:
Retired. Formerly President of Boeing International and Executive Chairman of International Lease Finance Corporation

DESCRIPTION OF BUSINESS EXPERIENCE:
Ms. Koellner most recently served as Executive Chairman of International Lease Finance Corporation, an aircraft leasing subsidiary of American International Group, Inc., from June 2012 until its sale in May 2014. From 1978 until 2007, Ms. Koellner held positions of increasing responsibility at McDonnell Douglas Corporation and The Boeing Company, an aerospace company, including as President of Boeing International, where she oversaw Boeing's international operations, and President of Connexion by Boeing, which provided satellite-based connectivity services to aircraft and maritime vessels. While at Boeing, Ms. Koellner also served as Vice President and General Auditor, Vice President and Corporate Controller, and Chief Human Resources Officer.

OTHER PUBLIC COMPANY DIRECTORSHIPS HELD SINCE JANUARY 1, 2017:
Celestica Inc. (2009 – present)
Nucor Corporation (2015 – present)
Papa John's International, Inc. (2014 – present)

Ms. Koellner has significant senior executive management experience, including extensive international business experience, as well as financial and human resources experience. Her service in leadership positions on several public company boards of directors provides her with the necessary skills to be Lead Director and also provides us with important insights on business practices in a variety of industries.

Richard J. Kramer



Director Since:
February 22, 2010

Committees:
Executive

Age: 58

CURRENT PRINCIPAL OCCUPATION:

Chairman of the Board, Chief Executive Officer and President of Goodyear

DESCRIPTION OF BUSINESS EXPERIENCE:

Mr. Kramer joined Goodyear in March 2000 as Vice President – Corporate Finance, serving in that capacity as Goodyear's principal accounting officer until August 2002, when he was elected Vice President, Finance – North American Tire. In August 2003, he was named Senior Vice President, Strategic Planning and Restructuring, and in June 2004 was elected Executive Vice President and Chief Financial Officer. Mr. Kramer was elected President, North American Tire in March 2007 and continued to serve as Chief Financial Officer until August 2007. In June 2009, Mr. Kramer was elected Chief Operating Officer and continued to serve as President, North American Tire until February 2010. He was elected Chief Executive Officer and President effective April 13, 2010 and Chairman effective October 1, 2010. Prior to joining Goodyear, Mr. Kramer was with PricewaterhouseCoopers LLP for 13 years, including two years as a partner.

OTHER PUBLIC COMPANY DIRECTORSHIPS HELD SINCE JANUARY 1, 2017:

The Sherwin-Williams Company (2012 – present)

Mr. Kramer has been an executive officer of Goodyear for 22 years and has a critical role in creating our strategy and strengthening our leadership teams as Chief Executive Officer and previously as Chief Financial Officer and as President, North American Tire. Mr. Kramer's deep knowledge of Goodyear, global markets, manufacturing, finance and accounting provides our Board with valuable perspectives that are necessary to advance Goodyear's business and the interests of our shareholders.

Karla R. Lewis



Director Since:
April 12, 2021

Committees:
Finance (Chairwoman)
Governance
Executive

Age: 56

CURRENT PRINCIPAL OCCUPATION:

President of Reliance Steel & Aluminum Co.

DESCRIPTION OF BUSINESS EXPERIENCE:

Ms. Lewis is currently President of Reliance Steel & Aluminum Co., a leading global diversified metal solutions provider and the largest metals service center company in North America, a position she was elected to on January 15, 2021. She joined Reliance in 1992 as Corporate Controller and has held various positions of increasing responsibility since then including serving as Chief Financial Officer from 1999 until January 2021. She was promoted to Senior Vice President in 2000, Executive Vice President in 2002 and Senior Executive Vice President in 2015. For four years prior to joining Reliance, Ms. Lewis was employed by Ernst & Young LLP (Ernst & Whinney) as a certified public accountant.

OTHER PUBLIC COMPANY DIRECTORSHIPS HELD SINCE JANUARY 1, 2017:

Reliance Steel & Aluminum Co. (January 2021 – present)

Ms. Lewis has 30 years of financial management experience from her service as Controller and Chief Financial Officer of Reliance. She also possesses extensive merger and acquisitions and integration experience, having worked on many such transactions during her career at Reliance. These experiences will be valuable to Goodyear and its shareholders in both the near-term and in the years to come.

Prashanth Mahendra-Rajah



Director Since:
June 11, 2021

Committees:
Audit
Corporate Responsibility
and Compliance

Age: 52

CURRENT PRINCIPAL OCCUPATION:

Senior Vice President, Finance and Chief Financial Officer of Analog Devices, Inc.

DESCRIPTION OF BUSINESS EXPERIENCE:

Mr. Mahendra-Rajah is currently Senior Vice President, Finance and Chief Financial Officer of Analog Devices, Inc., a global technology company and semiconductor manufacturer, a position he has held since October 2017. From June 2014 to September 2017, he was Chief Financial Officer of WABCO Holdings Inc., a global automotive parts manufacturer and provider of electronic braking, stability and transmission systems for commercial vehicles. Previously, Mr. Mahendra-Rajah held finance positions of increasing responsibility at Applied Materials, Inc. (2012 to 2014), Visa Inc. (2010 to 2012) and United Technologies Corporation (1998 to 2010).

OTHER PUBLIC COMPANY DIRECTORSHIPS HELD SINCE JANUARY 1, 2017:

None

Mr. Mahendra-Rajah's expertise in finance, analysis and strategic planning has made him a highly valued leader throughout his career. Among his accomplishments as a senior executive, he has helped position global companies for transformative growth following mergers and acquisitions. His extensive background in technology industries combined with a general-manager mindset will be extremely valuable to Goodyear and its shareholders as the Company focuses on future mobility. Mr. Mahendra-Rajah also has the necessary skills and experience to be an "audit committee financial expert."

John E. McGlade



Director Since:
December 5, 2012

Committees:
Audit (Chairman)
Governance
Executive

Age: 68

CURRENT PRINCIPAL OCCUPATION:

Retired. Formerly Chairman, President and Chief Executive Officer of Air Products and Chemicals, Inc.

DESCRIPTION OF BUSINESS EXPERIENCE:

Mr. McGlade was Chairman, President and Chief Executive Officer of Air Products and Chemicals, Inc., a global provider of atmospheric, process and specialty gases, from March 2008 until his retirement on July 1, 2014. He joined Air Products in 1976 and held various positions of increasing responsibility, including as Group Vice President, Chemicals Group, and President and Chief Operating Officer.

OTHER PUBLIC COMPANY DIRECTORSHIPS HELD SINCE JANUARY 1, 2017:

Bunge Limited (2014 – 2019)

Mr. McGlade has strong leadership skills and extensive management, international and operating experience. He has also had responsibility for the environment, health, safety and quality function during his career at Air Products. These experiences provide him with unique and valuable insights as a director of Goodyear, particularly with respect to operations matters. Mr. McGlade's tenure as a Chief Executive Officer of a publicly traded company also provides him the necessary skills to be Chairman of our Audit Committee and to be an "audit committee financial expert."

Roderick A. Palmore



Director Since:
August 7, 2012

Committees:
Audit
Corporate Responsibility
and Compliance
(Chairman)
Executive

Age: 70

CURRENT PRINCIPAL OCCUPATION:

Senior Counsel at Dentons US LLP
Formerly Executive Vice President, General Counsel, Chief Compliance and Risk Management Officer, and Secretary of General Mills, Inc.

DESCRIPTION OF BUSINESS EXPERIENCE:

Mr. Palmore joined General Mills, a global manufacturer and marketer of food products, as Executive Vice President, General Counsel, Chief Compliance and Risk Management Officer, and Secretary in February 2008 and served in that capacity until his retirement on February 16, 2015. Following his retirement from General Mills, he joined Dentons, an international law firm, as senior counsel. From 1996 to 2008, he worked for Sara Lee Corporation in a variety of legal leadership roles, ultimately becoming Executive Vice President, General Counsel and Secretary. Prior to 1996, he worked at the U.S. Department of Justice and in private practice.

OTHER PUBLIC COMPANY DIRECTORSHIPS HELD SINCE JANUARY 1, 2017:

Cboe Global Markets, Inc. (2000 – present)
Express Scripts Holding Co. (2014 – 2018)

In his role at General Mills, he was responsible for the company's worldwide legal activities, corporate ethics, compliance, and corporate security. Notably, Mr. Palmore is also a nationally recognized advocate for diversity in the legal industry and the founding chair of the Leadership Council on Legal Diversity. Through his experience as general counsel of consumer product public companies, in private practice and as an Assistant U.S. Attorney, Mr. Palmore has extensive experience in compliance and ethics matters, diversity, equity and inclusion, and the legal issues facing Goodyear. In addition, his experience provides him with strong risk management skills. This broad business knowledge and public board experience, as well as his strong leadership skills, are valuable assets to the Board of Directors.

Hera K. Siu



Director Since:
December 4, 2019

Committees:
Corporate Responsibility
and Compliance
Finance

Age: 62

CURRENT PRINCIPAL OCCUPATION:

Retired. Formerly Corporate Vice President and Chief Executive Officer, Greater China, of Cisco Systems, Inc.

DESCRIPTION OF BUSINESS EXPERIENCE:

Ms. Siu was Chief Executive Officer, Greater China, for Cisco Systems, Inc., a leading global technology company, from July 2017 until her retirement on September 28, 2020. She previously served as Chief Operating Officer, Greater China, of Cisco from November 2016 until June 2017.

From February 2014 to June 2016, she served as Senior Vice President and Managing Director, Greater China, for Pearson, LLC, a global education company that leverages technology to enhance teaching and learning. Ms. Siu was employed by SAP, a global software and data processing firm, as Senior Vice President, and then President, of

OTHER PUBLIC COMPANY DIRECTORSHIPS HELD SINCE JANUARY 1, 2017:

Vallourec SA (June 2021 – present)
TeamViewer AG (October 2021 – present)

China and Hong Kong from April 2010 to June 2013, and as Senior Vice President, e-Commerce, Asia Pacific Region, from July 2013 to January 2014. Ms. Siu also previously held positions of increasing responsibility and leadership for companies including Nortel, Inc., Hong Kong Telecom, Ltd., Computer Associates, Inc., and Nokia Telecommunications, Ltd.

Ms. Siu possesses more than 30 years of management experience, with a strong understanding of outcome-based solutions and emerging business models. Her extensive technology background and deep knowledge of the China marketplace will be extremely valuable to Goodyear and its shareholders as Goodyear continues to focus on the future of mobility.

Michael R. Wessel



Director Since:
December 6, 2005

Committees:
Corporate Responsibility and Compliance

Age: 62

CURRENT PRINCIPAL OCCUPATION:
President of The Wessel Group Incorporated

DESCRIPTION OF BUSINESS EXPERIENCE:
Mr. Wessel has served as President of The Wessel Group Incorporated, a government and political affairs consulting firm, since May 2006. Prior to founding The Wessel Group, he served as Senior Vice President of the Downey McGrath Group, a government affairs consulting firm, from March 1999 to December 2005 and as Executive Vice President from January 2006 to April 2006.

Mr. Wessel is an attorney with over 30 years of experience as an economic and international trade policy advisor in Washington, D.C. Mr. Wessel has acted as an advisor to Congressman Richard Gephardt, both in the U.S. House of Representatives and to his presidential campaigns in 1987-88 and 2003-04, to the Clinton/Gore Transition

OTHER PUBLIC COMPANY DIRECTORSHIPS HELD SINCE JANUARY 1, 2017:
None

Office in 1992 and 1993, and to Senator John Kerry's presidential campaign in 2004. Mr. Wessel also serves as a Commissioner on the U.S.-China Economic and Security Review Commission, a position he has held since April 2001.

Mr. Wessel's extensive experience with public policy matters and his government service, including as an advisor to former Majority Leader Gephardt and as an appointee on government commissions, provides us with valuable perspectives on public policy matters impacting trade, international economic affairs and other matters of importance to Goodyear.

Thomas L. Williams



Director Since:
February 26, 2019

Committees:
Finance
Governance (Chairman)
Executive

Age: 63

CURRENT PRINCIPAL OCCUPATION:
Chairman of the Board and Chief Executive Officer of Parker-Hannifin Corporation

DESCRIPTION OF BUSINESS EXPERIENCE:
Mr. Williams is the Chairman of the Board and Chief Executive Officer of Parker-Hannifin Corporation, a leading worldwide diversified manufacturer of motion and control technologies and systems. He has served as Chief Executive Officer of Parker since February 2015 and Chairman of the Board of Parker since January 2016. From August 2008 to February 2015, Mr. Williams was Executive Vice President and Operating Officer of Parker. Mr. Williams joined Parker in 2003 as Vice President of Operations – Hydraulics Group and became President – Instrumentation Group in 2005 and Senior Vice President – Operating Officer in 2006. Prior to joining Parker, Mr. Williams was employed by General Electric Company for 22 years, where he held various executive operating positions for four different business groups: GE Capital, Aviation, Lighting and Transportation.

OTHER PUBLIC COMPANY DIRECTORSHIPS HELD SINCE JANUARY 1, 2017:
Parker-Hannifin Corporation (2015 – present)
Chart Industries, Inc. (2008 – 2019)

Mr. Williams has over 30 years of international operations experience and particular expertise on complex and cyclical businesses, as well as extensive knowledge of manufacturing, distribution, logistics and innovation, through his service in executive-level positions at both Parker and General Electric. He also has a track record of focusing on safety and sustainability. As a global manufacturer, we believe that Mr. Williams will provide valuable perspectives in these areas as a director of Goodyear.

☑ **Your Board of Directors unanimously recommends that shareholders vote FOR each of the nominees for director named in this Proxy Statement (Proposal 1).**



PROPOSAL 2 – ADVISORY VOTE TO APPROVE THE COMPENSATION OF OUR NAMED EXECUTIVE OFFICERS

We are seeking your vote to approve, on an advisory (or non-binding) basis, the compensation of our named executive officers as disclosed in this Proxy Statement.

Our Compensation Discussion and Analysis ("CD&A"), which starts on page 21, describes our executive compensation program. We encourage you to read the CD&A before casting your vote.

The advisory resolution below, commonly known as a "say-on-pay" proposal, gives you the opportunity to express your views on our executive compensation program for our named executive officers. The "say-on-pay" proposal is not intended to address any specific item of compensation, but rather the overall compensation of our named executive officers and the executive compensation policies, practices and plans described in this Proxy Statement.

The resolution is required by Section 14A of the Securities Exchange Act of 1934. The resolution is not intended to indicate your approval of the matters disclosed under the heading "Risks Related to Compensation Policies and Practices" or future "golden parachute" payments. We will seek shareholder approval of any "golden parachute" payments at the time of any transaction triggering those payments to the extent required by applicable law.

We ask you to vote "FOR" the following resolution which will be presented by the Board of Directors at the Annual Meeting:

"RESOLVED, that the shareholders of The Goodyear Tire & Rubber Company approve, on an advisory basis, the compensation of the named executive officers as disclosed in the Company's Proxy Statement for the 2022 Annual Meeting of Shareholders."

Although this proposal is an advisory vote that will not be binding on the Compensation Committee or the Board of Directors, the Compensation Committee will consider the results of this shareholder advisory vote and the changes, if any, to our executive compensation policies, practices and plans that may be warranted as a result of this vote. The Board of Directors has determined, consistent with the shareholders' vote on the matter in 2017, to hold an advisory vote regarding the compensation of our named executive officers every year until the next vote on the frequency of such advisory votes, which is currently expected to occur at the 2023 Annual Meeting of Shareholders.

☑ **Your Board of Directors unanimously recommends that shareholders vote FOR the advisory resolution to approve the compensation of our named executive officers (Proposal 2).**



COMPENSATION DISCUSSION AND ANALYSIS TABLE OF CONTENTS

Table of Contents

USE OF FORWARD-LOOKING STATEMENTS

For additional information regarding our use of forward-looking statements in this Proxy Statement, see Exhibit A.



COMPENSATION DISCUSSION AND ANALYSIS

Executive Summary

This Compensation Discussion and Analysis describes the Company's executive compensation philosophy and programs, focusing in particular on the Compensation Committee's decisions about named executive officers ("NEOs") in 2021.

OUR NEOS FOR 2021 ARE:

Richard J. Kramer	Chairman, Chief Executive Officer and President
Darren R. Wells	Executive Vice President and Chief Financial Officer
Stephen R. McClellan	President, Americas
Christopher R. Delaney	President, Europe, Middle East and Africa
Ryan G. Patterson	Senior Vice President and Chief Operating and Integration Officer, Americas

2021 OPERATING RESULTS

During 2021, our operating results improved significantly as the overall macroeconomic environment continued to recover following the onset of the COVID-19 pandemic in 2020. In that environment, we grew volume and market share in our consumer businesses, where we are benefiting from new product launches, actions to strengthen distribution and recent OE fitment wins, including robust growth in electric vehicle tire deliveries. At the same time, we delivered strong earnings growth through price and mix, which more than offset the impacts of higher raw material costs. In addition, we successfully offset the impact of higher costs resulting from COVID-related labor shortages and inflation in wages, energy and transportation.

Nonetheless, our 2021 results continued to be negatively influenced by the direct and indirect macroeconomic effects of the ongoing pandemic. Our global businesses are experiencing varying stages of recovery, as national and local efforts in many countries to contain the spread of COVID-19 continued to impact economic conditions.

Despite these significant challenges, we continued to execute on our strategy throughout 2021.

For example, last year we:

- Gained market share in our consumer, commercial and original equipment businesses
- Delivered strong price and mix performance that more than offset rising raw material costs
- Continued to invest in, and develop products and services for, new mobility and fleet solutions

Notably, on June 7, 2021, we completed our acquisition of Cooper Tire, the fifth largest tire manufacturer in North America. The acquisition is expected to:

- Strengthen our leadership position in the global tire industry


- Combine two complementary brand portfolios with a comprehensive offering across the value spectrum

- Provide the opportunity for additional value creation from manufacturing and distribution

- Increase our scale to support investments in new mobility and fleet solutions

- Provide significant immediate and long-term financial benefits

We expect to generate substantial financial benefits from the merger, including $250 million of run-rate synergies by mid-2023, which was increased from our initial expectation of $165 million. In addition, the combination is expected to generate net present value of $450 million or more by utilizing our available U.S. tax attributes. These tax attributes are expected to reduce our cash tax payments, positioning us to generate additional free cash flow.

Our stock price rose by 95%, significantly outperforming both our principal tire industry peers and the S&P 500, for the year ended December 31, 2021.

SHAREHOLDER ENGAGEMENT

As part of our annual shareholder outreach, we requested the opportunity to meet with 59% of our shareholders and we ultimately engaged with shareholders representing 49% of our Common Stock. The Chairman of our Compensation Committee met with several of our largest shareholders (representing 15% of our Common Stock) to provide a direct line of communication between our shareholders and the Board of Directors. Our outreach meetings gave us the chance to discuss:

- Our acquisition of Cooper Tire, expected synergies and our integration efforts

- Our continued recovery from the impacts of the COVID-19 pandemic

- The changes we made to our compensation programs to maintain focus on our business priorities

- The inclusion of ESG metrics in our annual and long-term incentive plans

- Our thorough process for setting challenging targets and aligning pay and performance

- The rationale for the grant of integration awards related to the Cooper Tire acquisition

- Our commitment to sound executive compensation practices

During our discussions with investors, we received positive feedback on our balanced metrics in the 2021 annual incentive plan and the long-term incentive plan, which include financial, operational and return-based metrics as well as the newly-introduced ESG metrics in our long-term incentive plan. Investors also supported the rationale, goals and structure of the grants made in relation to our recent acquisition of Cooper Tire.

All of the shareholder feedback that we received was reported to the Compensation Committee and the Board of Directors for its consideration.


RESPONSIVENESS TO SHAREHOLDER FEEDBACK, CHANGES TO OUR EXECUTIVE COMPENSATION PROGRAM AND OUR STRONG PAY AND PERFORMANCE ALIGNMENT

At the 2021 annual meeting, our say-on-pay vote was approved by 69% of our shareholders. As a result, we reached out to several of our shareholders who voted against our say-on-pay proposal to better understand their concerns. The most commonly expressed concern was that we reset several metrics and restated goals and performance periods in our 2020 annual and long-term incentive plans given the profound impact of the pandemic on our operations in the first half of the year. Those concerns were mitigated for some shareholders by our reduction of the target and maximum payouts for our 2020 compensation programs.

We understand the concerns raised by some of our shareholders regarding the extent of the changes made to our 2020 compensation programs. The Committee acknowledges that the COVID-19 pandemic and the associated circumstances in 2020 were extraordinary and necessitated unique actions and responses. The Committee did not make any in-flight changes to our 2021 compensation programs and, absent extraordinary circumstances, does not intend to adjust in-flight long-term incentive awards in the future.

In 2021, the Compensation Committee retained many of the Share, Cost and Cash metrics used in the 2020 compensation program due to their success in motivating our employees. Additionally, we re-introduced EBIT and net income to ensure continued focus on profitability, thereby ensuring that our financial metrics continue to be aligned with our strategic objectives.

In 2021, the Compensation Committee also:

- Set rigorous goals to incentivize our employees to take advantage of the expected recovery in economic conditions

- Added specific, measurable ESG metrics and goals aligned with high-priority topics to our long-term incentive plan

- Closed the Supplementary Pension Plan to new entrants

- Granted integration-related awards to our officers and other key managers to motivate them to aggressively pursue synergies from the Cooper Tire acquisition and to produce superior shareholder returns

In addition, beginning in 2022, the Compensation Committee made further changes to our incentive plans in response to shareholder feedback:

- Returned to a full-year (rather than a half-year) performance period for EBIT and free cash flow in the annual plan

- Reduced the weighting of strategic and operational objectives from 40% to 20% and added specific ESG and new mobility metrics (weighted at 10% each) in the annual plan

- Equally weighted net income and cash flow return on capital in the long-term plan


Strategic Objective	Financial Metric
Competitive Advantage	Market Share and Variable Manufacturing Cost
Profitability	EBIT and Net Income
Strong Liquidity	Free Cash Flow
Return Generated on Investments in Business	Cash Flow Return on Capital
Specific Drivers of Success of Business	Strategic and Operational Performance Goals
Superior Shareholder Returns	Relative TSR Modifier
Corporate Responsibility and Sustainability	ESG Metrics

The resulting compensation for our named executive officers, as described below, is comprised of a mix of variable and fixed compensation that is strongly linked to Company performance.

OUR 2021 EXECUTIVE COMPENSATION PROGRAM

2021 ANNUAL INCENTIVE PLAN

	2021 Plan Elements	Rationale
Plan Period	Jan. 1 – Dec. 31, 2021	• Return to full-year performance period for market share, cost and strategic and operational objectives, while maintaining two half-year performance periods for free cash flow and EBIT due to the uncertain pace of economic recovery at the beginning of the year
Financial Payout Range	Max **200%** Target **100%** Threshold **50%**	• Return to prior payout opportunity reflecting a return to more normal operating environment
Metrics and Weightings	**15%** Market Share **15%** Cost **15%** Free Cash Flow (FCF) **15%** EBIT **40%** Strategic and Operational Performance Goals	• Focus on relative performance in an uncertain volume environment • Focus on incentivizing cost controls • Focus on maintaining financial strength and flexibility • Focus on profitability • Focus on driving individual accountability • Provided appropriate limitations on each metric to ensure the quality of the results



2021-2023 LONG-TERM INCENTIVE PLAN

	2021 Performance Period	**Rationale**
First of Three Performance Periods	Jan. 1 – Dec. 31, 2021	• Plan requires a 12-month performance period • Plan has annual targets, but awards are earned and vest at end of three-year performance cycle
Financial Payout Range	Max **150%** Target **100%** Threshold **50%**	• Retain reduced payout opportunity to reflect target-setting cadence
Financial Metrics and Weightings	**25%** Net Income **75%** Cash Flow Return on Capital (CFROC) TSR Modifier (± 20%)	• Net income metric reinstated to focus on profitability • CFROC metric focuses on returns generated on investments in our business • Three-year TSR modifier measures the relative performance of our Common Stock versus the S&P 500 and rewards superior shareholder returns
Three-Year ESG Metrics	+0-25% Reduction in Greenhouse Gas Emissions Reduction in Tire Rolling Resistance Increase Diversity in Leadership Positions	• Elevates and emphasizes the role of ESG performance in our long-term strategy


For 2021, the mix of performance metrics was as follows:



	Incentive Program	Financial Metrics	Weighting
ANNUAL INCENTIVES	**Annual Incentive Plan**	Market Share	**15%**
		Cost	**15%**
		Free Cash Flow	**15%**
		EBIT	**15%**
		Strategic and Operational Performance Goals	**40%**

LONG-TERM AWARDS

Performance-Based Awards *(Paid out in Equity and Cash)*

2021-2023 Awards

2021 Performance Period Financial Metrics

Net Income	25%
Cash Flow Return on Capital	75%

Three-year Relative TSR Modifier +/– 20%

Three-year ESG Metrics   +0-25%
- Reduction in Greenhouse Gas Emissions
- Reduction in Tire Rolling Resistance
- Increase Diversity in Leadership Positions

Restricted Stock Units

We believe that our compensation program is consistent with our performance-based compensation philosophy and serves the long-term interests of our shareholders. We will continue to seek feedback from our investors and consider ongoing enhancements to the program.

CEO TARGET COMPENSATION VS. REALIZED COMPENSATION

The payouts under our incentive compensation plans were strongly aligned with our performance under our operating plan — demonstrating our commitment to structure an executive compensation program that pays for performance.

In line with our pay for performance philosophy, the realized value of our executives' compensation responds to our performance and broader market conditions. The following table illustrates this by comparing the Company's stock price with the CEO's three-year average target and realized pay.


Our Pay Programs Compared with the Experience of Our Shareholders



Stock Price at Dec. 31, 2018 vs. Dec. 31, 2021	$20.41 / $21.32 — ↑ 4% MORE
CEO Target Pay vs. Realized Pay (3-year averages)	$14.0M / $10.3M — ↓ 26% LESS

In the above chart, target pay reflects base salary, target annual incentive opportunity and the grant date target value of long-term incentives. Realized pay is base salary earned, annual incentive earned, long term incentive to be paid out for the three-year performance cycle then ending, and pre-tax compensation earned, if any, upon the exercise of stock options and the vesting of stock awards regardless of when they were granted.

For 2021, the payout for overall company performance under our annual incentive plan was 166%, driven by strong performance across our Share, Cost, Cash and EBIT metrics, attributable to better than expected performance and improved market conditions.

As a result of our strong operating performance, earnings for the 2021 performance periods under our 2019-2021, 2020-2022 and 2021-2023 long-term awards of 81%, 150% and 150%, respectively, were approved for the applicable periods, subject to continued service, a relative total shareholder return modifier (which we refer to as the "TSR modifier" and which is described in more detail on page 47), and for the 2021-2023 performance cycle ESG metrics of up to 25% of target. Although our stock outperformed both our tire industry peers and the S&P 500 for the year ended December 31, 2021, our stock was in the bottom quartile of companies in the S&P 500 during the three-year period ended December 31, 2021, resulting in a TSR modifier of 0.8 times, which reduced the payout for the 2019-2021 performance cycle by 20%.

To further demonstrate structural pay and performance alignment, the following table shows both our annual and long-term incentive plan payouts over the last five years, as well as the impact of the relative TSR modifier on our long-term awards.

INCENTIVE PAYOUT HISTORY

	2017	2018	2019	2020	2021
Annual Incentive Plan Payout	0%	0%	131%	77%	166%
Three-Year Long-Term Incentive Plan Payout	121%	39%	22%	33%	86%
Three-Year TSR Modifier	0.90x	0.80x	0.80x	0.80x	0.80x



COMPENSATION BEST PRACTICES

The Compensation Committee has adopted a number of best practices that are consistent with our performance-based compensation philosophy and serve the long-term interests of our shareholders:

Strong Link to Performance	Use of diversified operational, financial and ESG metrics in our annual and long-term plans that are closely tied to our long-term strategy, along with a relative TSR modifier on all long-term performance-based awards
Dividend Policy	No dividends or dividend equivalents on unearned performance-based equity awards
No Repricing	No repricing of options without shareholder approval
No Additional Service Credit in Pension	No pension credit for newly hired executives to make up for service at prior employers and closed the Supplementary Pension Plan to new entrants
Double-Trigger Change-in-Control	Double-trigger change-in-control provisions in our change-in-control plan and our equity compensation plans, and no walk-away rights
No Gross-Ups	No tax gross-ups in our change-in-control plan or for perquisites
Strong Stockholding and Retention Policies	Robust stockholding guidelines for officers and directors, including stock retention provisions following the exercise of stock options or the vesting of other stock-based awards
No Hedging or Pledging	Hedging and pledging of our Common Stock by officers, directors and employees is prohibited
Clawback Policy	Robust clawback policy in place
Independent Committee	Compensation Committee consists only of independent Board members
Leading Independent Consultants	Engaged leading independent compensation consultants to assist the Compensation Committee and Board in determining executive compensation and evaluating program design



Compensation Philosophy

The following core principles form the foundation of the compensation program for our executives, including the named executive officers:

FIRST, compensation programs should motivate our executives to take actions that are aligned with our short- and long-term strategic objectives, and appropriately balance risk versus potential reward.

SECOND, as executives move to a greater level of responsibility, the percentage of their pay based on performance should increase to ensure the highest level of accountability to shareholders.

THIRD, performance pay should offer an opportunity for above average compensation when our performance exceeds our goals balanced by the risk of below average compensation when it does not.

FOURTH, the percentage of total compensation paid in the form of equity should also increase as executives have increasing responsibility for corporate performance, thereby more closely aligning their interests with those of our shareholders.

Components of Executive Compensation

We provide executive compensation and benefits that are market-competitive in which a large portion of the total opportunity is variable and tied to our performance and changes in shareholder value over a multi-year period. The key components of compensation provided to our executive officers and how each supports our compensation objectives are presented in the following table:

	Description	Objectives
Annual Compensation		
Base Salary	Annual cash compensation	• Provide an appropriate level of fixed compensation necessary to attract and retain employees • Recognize and reward skills, competencies, experience, leadership and individual contribution
Annual Incentive Plan	Annual cash incentive based on corporate and individual performance	Link annual cash compensation to attainment of key short-term performance goals: • Across total company and operating units as measured primarily by achievement of operating goals • By the individual as measured by achievement of specific strategic goals and demonstrated leadership traits



	Description	Objectives
Long-Term Incentive Compensation		
Performance-Based Awards	Long-term incentive program with award payouts tied to achievement of corporate financial and ESG-related goals over a three-year period, subject to a relative total shareholder return modifier for the financial goals over that three-year period. Payable in shares of Common Stock and cash.	• Link multi-year compensation to performance against key operational goals over a three-year period, as well as changes in share price on both an absolute and relative basis • Facilitate retention • Build executive stock ownership • Elevates environmental, sustainability and diversity and inclusion initiatives • Align interests of management with those of shareholders
Restricted Stock Units	Restricted stock units generally vest and convert into shares of Common Stock three years after the grant date.	• Link realized compensation over long-term to stock price • Facilitate retention • Build executive stock ownership • Align interests of management with those of shareholders
Retirement Programs		
Qualified Retirement Plans	Post-retirement benefits	• Necessary to attract and retain employees
Supplementary Pension Plan and Excess Benefit Plans	Additional retirement benefits	• Facilitate attraction and retention of executive officers • Provide for retirement replacement income, thereby facilitating an orderly succession of talent
Other Executive Benefits		
Perquisites	Tire program Financial planning and tax preparation services Annual physical exams Home security systems Limited use of company aircraft	• Assure protection of officers • Enable officers to focus on Company business with minimal disruption
Other Benefits	Medical, welfare and other benefits	• Necessary to attract and retain employees


Compensation Decision-Making

The Compensation Committee undertakes ongoing review of our executive compensation policies, practices and plans to determine whether they are consistent with our compensation philosophy and objectives, and whether they need to be modified in light of changes in our business or the markets in general. The Compensation Committee also meets periodically with the CEO to review compensation policies and specific levels of compensation paid to officers and other key personnel, and reports and makes recommendations to the Board regarding executive compensation policies and plans. In addition, the CEO annually makes recommendations to the Compensation Committee regarding salary adjustments and the setting of annual and long-term incentive targets and awards for officers other than himself, including the other named executive officers. The Compensation Committee also obtains feedback, advice and recommendations on our compensation program from its independent compensation consultant. The Compensation Committee also reviews Company performance, compensation practices of its peers, compensation surveys and other materials regarding executive compensation.

In determining the compensation of a named executive officer, the Compensation Committee considers various factors, including:

- Company performance against corporate and operating unit objectives,

- The Company's relative shareholder return,

- The compensation of officers with similar responsibilities at comparable companies,

- Individual performance,

- Current and future responsibilities,

- Retention considerations,

- The awards given to the named executive officer in past years, and

- The relationship between the compensation to be received by the officer and the compensation to be received by the other named executive officers (which we refer to as "internal pay equity"), including comparing the relationship to that found at comparable companies. In reviewing the CEO's compensation relative to our other named executive officers, the Compensation Committee takes into account the fact that we do not currently have a president or chief operating officer between the CEO and our business unit presidents or corporate senior vice presidents as do many companies.

The Compensation Committee generally sets "primary compensation," which we define to include salary, annual cash incentives and long-term compensation, for the CEO and the other named executive officers as follows:

Over 90% of our CEO's pay opportunity is at-risk and almost 70% is performance-based


9% Salary
15% Annual Cash Incentive
23% Restricted Stock Units
53% Long Term Performance-Based Awards
2021 CEO'S PRIMARY COMPENSATION
91% AT-RISK PAY
19% Salary
18% Annual Cash Incentive
20% Restricted Stock Units
43% Long Term Performance-Based Awards
2021 NEO'S PRIMARY COMPENSATION
81% AT-RISK PAY

Long-term compensation is delivered through grants of restricted stock units and long-term performance-based incentive awards that are payable in shares of Common Stock and cash. The mix of long-term compensation between cash-based long-term incentives, performance shares and restricted stock units is based, in part, on the market value of our Common Stock, the number of shares available for grant under our shareholder-approved equity compensation plan, and considerations relating to managing the dilutive effect of share-based awards.

We generally target base salaries for our CEO and other officers below median market rates, in the aggregate, consistent with the requirements of our master labor agreement with the USW, and we consider median market levels of compensation when setting target primary compensation levels for our officers. The actual positioning of target compensation relative to the median varies based on each executive's experience and skill set, and generally results in executives who are new in their role being placed lower in the range and those with more experience being placed higher in the range. We emphasize variable compensation because it minimizes fixed expense associated with salary and enables total compensation to fluctuate directly with performance against operating goals, strategic and operational performance objectives and changes in share price. This approach aligns overall costs with performance and provides executives with a leveraged and attractive compensation opportunity that varies based on results.

For further information regarding the Compensation Committee and its authority and responsibilities, see "Corporate Governance Principles and Board Matters — Compensation Committee" at page 7.

Role of Compensation Consultant

The Compensation Committee has the authority to retain outside advisors, including compensation consultants, to assist it in evaluating actual and proposed compensation for our officers. Beginning in August 2021, the Compensation Committee retained Exequity as its independent compensation consultant. Prior to August 2021, the Compensation Committee retained F.W. Cook as its independent compensation consultant.

As part of their engagement, the compensation consultants reviewed our executive compensation peer group and conducted a competitive analysis of compensation for the named executive officers as well as an analysis of the share usage, dilution and overhang of our equity compensation plan. The compensation consultants also assisted the Committee with a variety of other issues, including setting CEO compensation, compensation related to leadership succession and retention activities, the design and establishment of performance metrics and goals under our variable incentive plans, the design of the integration awards, closing the Goodyear Supplementary Pension Plan (the "Supplementary Plan") to new entrants, the design of the proposed 2022 Performance Plan (see Proposal 3), and reviewing our compensation risk analysis and this Compensation Discussion and Analysis.

In addition, the compensation consultants reviewed and provided recommendations regarding our non-management director compensation program and made presentations to the Compensation Committee on trends and regulatory developments in executive compensation. A representative of the compensation consultant regularly attends Compensation Committee meetings. The compensation consultants work with Goodyear management only under the direction of the Compensation Committee and do not provide any other advice or consulting services to the Company.

Peer Group Benchmarking of Primary Compensation

As noted above, the Compensation Committee considers median market levels of compensation when setting target primary compensation levels for our officers. For these purposes, the Compensation Committee has determined market rates by considering two sources:

- Proxy statements and other public filings of 20 peer companies; and
- Broad-based compensation surveys published from time to time by national human resources consulting firms.

FOR 2021 COMPENSATION DECISIONS, THE PEER GROUP NOTED ABOVE CONSISTED OF:

Adient plc	Emerson Electric Co.	PPG Industries, Inc.
Air Products and Chemicals, Inc.	Illinois Tool Works Inc.	Stanley Black & Decker, Inc.
Aptiv PLC	Kimberly-Clark Corporation	Tenneco Inc
BorgWarner Inc.	Lear Corporation	Textron Inc.
Cummins Inc.	Navistar International Corporation	Trane Technologies
Deere & Company	PACCAR Inc.	Whirlpool Corporation
Eaton Corporation plc	Parker-Hannifin Corporation	


This peer group was selected because the companies, as a whole, represent organizations of comparable size and complexity with which we compete for executive talent. The peer group includes companies in similar industries with comparable business models and global reach. It does not include other companies in the tire industry because no other U.S.-based tire company is similar in size and complexity to us, and non-U.S.-based tire companies do not publish comparable compensation information.

The Compensation Committee strongly believes that performance should be the primary basis on which compensation decisions are made. At the same time, the Compensation Committee believes that our peer group should reflect the fact that our executive officers are responsible for managing a larger and more complex enterprise with higher debt relative to that of many other publicly traded companies with a larger market capitalization. Accordingly, in 2020, prior to analyzing competitive compensation data to help inform 2021 compensation decisions, the Compensation Committee reviewed the composition of the peer group using the following criteria:

(1)   size, including revenue, operating income, total assets, market capitalization and enterprise value;

(2)   global manufacturing focus;

(3)   industry focus, particularly companies in the automotive industry;

(4)   consumer branded product companies;

(5)   companies with which we compete for executive talent; and

(6)   number of employees.

At the time of evaluation, our peer group had annual revenues – the size criteria most strongly correlated to compensation – ranging from $9.0 billion to $38.9 billion and median revenues of $15.6 billion (our comparable revenues for the trailing twelve months ended March 31, 2020 were $14.2 billion).

Following its review of the criteria described above, the Compensation Committee did not make any changes to our peer group for 2021 compensation decisions. The Compensation Committee may make changes in the peer group from time to time based on the criteria described above or other relevant factors.

Data with respect to comparable elements of primary compensation is compiled for the peer group of companies described above from available sources, including, in most cases, the most recently available annual proxy statements and other SEC filings that address executive compensation matters.

Target Setting

The Compensation Committee considers the following factors when establishing performance targets, including the related threshold and maximum target levels:

- Corporate strategy
- Macroeconomic and tire industry environment
- Annual and long-term operating plans
- Performance history
- Input from its compensation consultant and management
- Difficulty of the targets in light of the above factors


The Compensation Committee set the performance metrics, and related weightings and targets, for our 2021 executive compensation program in February 2021. Following the acquisition of Cooper Tire in June 2021, the Compensation Committee did not alter any of the targets previously set in February 2021 and determined to evaluate performance against those targets excluding the results of Cooper Tire and transaction costs related to the Cooper Tire acquisition so that Goodyear's performance would be evaluated on a comparable, stand-alone basis. The Compensation Committee believes that the performance targets it established were rigorous, while providing meaningful motivational value to our executives. The Compensation Committee separately granted integration awards focused on the acquisition of Cooper Tire that are described in detail below.

The performance targets continued to emphasize the importance of our balance sheet and the generation of free cash flow, while re-introducing earnings metrics (EBIT and net income). They also challenged us to perform well in the marketplace (as measured by market share), continue to win new business for the future through building our pipeline of fitments with OE manufacturers, and manage our variable manufacturing costs. In addition, the Compensation Committee introduced ESG metrics of up to 25% of target to incentivize important ESG-related initiatives that furthered our strategic priorities.

All of these performance metrics allowed our team the ability to demonstrate strong performance irrespective of market conditions, which was important given the ongoing pandemic. The achievement of these performance targets would ensure that we had met the significant challenges we faced, were a stronger competitor and were positioned for post-pandemic recovery as well as for long-term growth.

ANNUAL COMPENSATION TARGETS

In February 2021, the Compensation Committee changed the Cash metric in the annual incentive plan from one based on available cash and liquidity to free cash flow and re-introduced EBIT as a measure of profitability, both consistent with our historical practice, and returned the maximum payout opportunity to 200%, consistent with market and our historical practice. The Compensation Committee also retained two half-year performance periods for free cash flow and EBIT due to continuing uncertainty surrounding the macroeconomic impact of the COVID-19 pandemic in 2021. The free cash flow and EBIT metrics were determined semiannually in February 2021 and August 2021. The performance goals established for the second half of 2021 were ultimately higher than those that would have been established based on the information available in February 2021, leading to more challenging goals overall for the year. The Share and Cost metrics and the strategic and operational performance goals all had one-year performance periods and were set in February 2021.


To align our compensation program with our business priorities during the recovery phase of the pandemic and to properly motivate and retain our employees, the Compensation Committee approved the following metrics in our annual incentive plan:

Metric	Weighting	Rationale	Limitation
Share Based on wins for new OE fitments and consumer and commercial replacement market share	15%	Focus on relative performance in an uncertain volume environment	• For OE wins, must be at or above targeted margins or net present value levels • For consumer replacement market share, must be at targeted price and mix
Cost Based on consumer and commercial variable manufacturing costs, on a volume-adjusted basis	15%	Focus on incentivizing cost controls	• For variable manufacturing costs, must maintain targeted customer service levels, as measured by requested delivery date and absolute stock attainment performance
Cash Based on free cash flow, which is cash flows from operating activities less capital expenditures	15%	Focus on maintaining financial strength and flexibility	• Rigorous target setting aligned with strategy and operating plans
EBIT Based on EBIT, which is earnings before interest and income tax expense	15%	Focus on profitability	• Rigorous target setting aligned with strategy and operating plans
Strategic and Operational Performance Goals	40%	Provide a stronger and more meaningful connection between individual performance and compensation by providing a direct correlation between goal achievement in each plan participant's area of responsibility and their compensation	• Compensation Committee review and approval of each NEO's performance goals to ensure alignment with current business priorities

Our EBIT targets for the first half of 2021 reflected improvement in profitability of approximately $780 million versus the first half of 2020. The plan required that we grow our unit volume in excess of the industry, deliver earnings through improvements in price and mix, and generate net cost savings. Our free cash flow target for the first half of 2021 was based on an anticipated use of cash of approximately $1.0 billion that reflected the need to replenish inventory levels to support customer service following widespread factory shutdowns during the second quarter of 2020.

In August 2021, our EBIT targets for the second half of 2021 were increased to reflect better than anticipated results during the first half of 2021 and required that we continue to grow unit volume in excess of the industry and that we deliver earnings through improvements in price and mix. Our target also required that we sustain earnings at the level that we delivered in the first half of 2021 despite higher raw material costs, inflationary cost pressures in wages, benefits, transportation and energy,


and temporary COVID-related labor inefficiencies in the U.S. given increased staffing and training costs. Our free cash flow targets for the second half of 2021 were also raised to reflect higher earnings and stronger working capital management during the first half of 2021. Free cash flow performance in 2020 was exceptionally strong given widespread factory shutdowns during the second quarter of 2020 which significantly reduced inventory.

Our consumer replacement Share targets for 2021 required us to grow market share beyond 2020 levels for all key markets except for Brazil, given an expectation for a significant increase in imported competitor tires in 2021. The threshold was set at share levels commensurate with recent share performance. Our consumer replacement share performance is also subject to a relative pricing control metric to ensure profitable share growth.

Our commercial replacement Share targets for 2021 required us to grow market share beyond 2020 levels for all key markets except Brazil, given an expectation for a significant increase in imported competitor tires in 2021. The threshold was set at share levels commensurate with recent share performance.

Our OE Share targets required profitable market share growth on new fitment wins with OE manufacturers. The threshold was set commensurate with recent share performance.

Our Cost targets for 2021 required continued improvements in variable manufacturing cost per tire. The threshold was set at cost levels commensurate with recent performance. Maximum attainment was set at an amount that required approximately double the amount of cost efficiencies required in the plan at target. Our cost target performance is subject to control metrics to ensure customer service levels.

Our 2021 annual incentive program targets largely exceeded 2020 results. Seven of the nine targeted metrics in the program were higher than prior year actuals. One exception was our free cash flow target for the second half of 2021, which was lower given widespread COVID-related factory shutdowns in 2020 which led to a significant reduction in our inventory. This resulted in unusually strong free cash flow generation during the second half of 2020 relative to earnings. The other exception was our commercial replacement share target, given the expectation that the tire market in Brazil would see increased supply of imported competitor products following COVID-related supply chain disruptions in 2020.


The following table shows our 2021 annual compensation targets compared to our 2020 actual results (dollars in millions):

Metric	2021 Target	2020 Actual
1H 2021 EBIT	$ 280	$ (500)
2H 2021 EBIT	$ 435	$ 415
1H 2021 Free Cash Flow	$ (999)	$(1,049)
2H 2021 Free Cash Flow	$ 215	$ 1,758
Market Share:		
Consumer Replacement	11.9%	11.5%
Commercial Replacement	8.4%	8.7%
Original Equipment Fitments	9,700	9,161
Variable Manufacturing Cost Per Tire:		
Consumer	$14.76	$ 16.43
Commercial	$62.09	$ 65.51

LONG-TERM COMPENSATION TARGETS

In February 2021, the Committee decided to continue setting the metrics and targets for each of the one-year performance periods for the 2021-2023 long-term awards at the beginning of each period, rather than on the grant date, due to the difficulty in setting longer-term targets given the cyclicality of the tire industry and the continuing COVID-19 pandemic. As a result, we continued to limit the maximum payout opportunity for the financial metrics to 150% of target for each one-year performance period. We retained the three-year TSR modifier and introduced ESG metrics of up to 25% of target that are based on specific, measurable goals over a three-year period. If maximum performance is achieved on the ESG metrics and the TSR modifer, the maximum payout opportunity would be capped at 200% of target. The Compensation Committee also re-introduced net income as a measure of profitability, consistent with our historical practice.

Our 2021 long-term incentive program targets exceeded 2020 results for net income. Our free cash flow return on capital target was lower than our 2020 actual results, given widespread COVID-related factory shutdowns in 2020 which led to a significant reduction in our inventory. This resulted in unusually strong free cash flow generation during 2020 relative to earnings.

Our net income target for 2021, like our EBIT targets, required that we grow volume in excess of the industry and deliver earnings through improvements in price and mix. Similarly, our cash flow return on capital target for 2021 reflected essentially breakeven free cash flow for the year, excluding a one-time $500 million working capital investment that was driven by the need to rebuild inventory levels to support customer service following widespread factory shutdowns during the second quarter of 2020.

The following table shows our 2021 long-term compensation targets compared to our 2020 actual results (dollars in millions):

Metric	2021 Target	2020 Actual
Net Income (Loss)	$40	$(443)
Cash Flow Return on Capital	0.0%	8.1%


Annual Compensation

2021 BASE SALARY DECISIONS

None of the named executive officers, other than Mr. Patterson, received base salary increases in 2021. The 2021 base salaries reflect a return to 2019 rates of pay following the temporary reductions and deferrals imposed during the second quarter of 2020 as a result of cost savings initiatives in response to the COVID-19 pandemic. Mr. Patterson received a merit pay increase because of his increased responsibilities upon being named the executive officer responsible for the integration of Cooper Tire.

Name	Annual Base Salary	% Increase
Kramer	$1,300,000	0%
Wells	800,000	0%
McClellan	750,000	0%
Delaney	750,000	0%
Patterson	641,667	6.9%

2021 ANNUAL CASH INCENTIVE PAYOUTS

For 2021, the performance objectives under our annual incentive plan were as follows:

Corporate Officers

15%	15%	15%	15%	40%
15% Based on Goodyear's Market Share	15% Based on Goodyear's Cost	15% Based on Goodyear's Free Cash Flow	15% Based on Goodyear's EBIT	40% Based on the Strategic and Operational Performance Goals described below

Officers of Our Three Operating units

50%	50%
50% on their operating unit's performance as follows: 15% based on the operating unit's market share; 15% based on the operating unit's cost; 15% based on the operating unit's free cash flow; 15% based on the operating unit's EBIT; and 40% based on the performance goals described below	50% on overall company results as described above

We believe these weightings hold our operating unit executives most accountable for financial results in the areas where they have the most control and influence, but also motivate them to work cooperatively with other operating units to maximize results for the entire Company.

Overall Company performance is relevant for determining the annual incentive payments for all named executive officers. Additionally, Americas' performance is relevant for determining the annual incentive payment for Mr. McClellan, EMEA's performance is relevant for determining the annual incentive payment for Mr. Delaney and Asia Pacific's and Americas' performance is relevant for determining the annual incentive payment for Mr. Patterson. In February 2022, the Compensation Committee reviewed actual results for 2021 with respect to achievement of the company-wide and operating unit performance



objectives. The table below shows the performance objectives, actual results for 2021 and corresponding payout percentage under our annual incentive plan for the Share, Cost, Cash and EBIT metrics.

				Payout Under Annual Incentive Plan	
	50%	100%	200%	Actual Results	Payout Percentage
Overall Company Performance (2021):					
Market Share:					
Consumer Replacement	11.5%	11.9%	12.2%	12.2%	200%
Commercial Replacement	7.9%	8.4%	8.7%	8.8%	200%
Original Equipment Fitments	7,750	9,700	10,725	12,619	200%
Cost:					
Consumer		See below		107%	107%
Commercial		See below		49%	0%
1H Free Cash Flow	$(1,150)	$ (999)	$ (750)	$(353)	200%
2H Free Cash Flow	$ 65	$ 215	$ 365	$ 534	200%
1H EBIT	$ 180	$ 280	$ 380	$ 472	200%
2H EBIT	$ 335	$ 435	$ 535	$ 516	181%

The table below shows the payout percentages under our annual incentive plan for each of our operating units.

	Payout Percentage			
	Share	Cost	Cash	EBIT
Americas	120%	53%	200%	200%
EMEA	141%	68%	158%	184%
Asia Pacific	200%	135%	159%	113%

Our Cost metric is variable manufacturing cost per tire that is based on actual levels of production in our factories. This metric incentivizes our team to manage controllable costs in a variety of operating scenarios. The target for cost is expressed as a range for two reasons. First, our actual production volumes are not known at the outset of the plan period. Second, as output changes in our factories, the variableness of costs also changes. For our operating units, annual attainment is calculated by averaging monthly attainment percentages. Corporate attainment is calculated using the weighted average attainments for each operating unit.

	Variable Manufacturing Cost Per Tire Targets			
	50%	100%	200%	Attainment
Consumer:				
Americas	$15.70-19.33	$15.50-18.94	$15.30-18.55	72%
EMEA	15.35-18.95	15.15-18.56	14.95-18.17	79%
Asia Pacific	6.88-8.32	6.80-8.17	6.73-8.01	135%
Commercial:				
Americas	$66.02-81.28	$65.15-79.62	$64.29-77.95	33%
EMEA	52.61-75.00	51.32-63.97	51.02-63.67	57%



Strategic and operational performance goals are established annually and include goals tied to strategic initiatives as well as financial and non-financial metrics, including ESG-related metrics. The establishment of strategic and operational performance goals drives more rigor in our goal setting, while also building accountability for non-financial objectives such as building talent and teams, diversity and inclusion, innovation, and process improvements. The Compensation Committee maintained the relative weighting of strategic and operational performance goals in our annual incentive plan at 40% and aligned those goals with our Share, Cost, Cash and EBIT objectives and the other actions needed to recover from the impact of the pandemic on our business.

The Compensation Committee evaluated the CEO's performance against his strategic and operational performance goals, and the CEO evaluated each other named executive officer's performance against their strategic and operational performance goals and made a recommendation to the Compensation Committee for its consideration. Based on its evaluation of the CEO, and its consideration of the CEO's recommendation for the other named executive officers, the Compensation Committee determined that each of the named executive officers would receive a payout at 100% of target for their performance against their strategic and operational performance goals.

The 2021 performance against the strategic and operational performance goals for each named executive officer was:

Richard J. Kramer

Strategic Driver	2021 Goals and Performance
Innovation Excellence	Established more than 3 technical collaborations with external partners to advance our OE/AV mobility solutions and activated innovation labs in Shanghai and Luxembourg, as well as localizing AndGo solutions and leadership work on tire intelligence
Plant Optimization	Achieved more than 30% improvement in remaining processes required to achieve plant optimization goals in each of the regions
Digital Transformation	Grew vehicles on AndGo platform by 46%, and achieved almost 5x growth in total jobs completed on the platform, while achieving 92% of revenue target, 600% on new features and service providers and 142% on new hires
Engagement	Sustained global levels of engagement attained in 2021, while increasing the net promoter score by 25% from prior year
Diversity	Achieved more than 80% diverse slates for all external hires in management leadership roles Achieved 100% diversity and inclusion training for the senior leadership team, and 97% completion of training for executive management leaders
Manage Capital Structure	Gained alignment on plan to achieve targeted financial leverage within the targeted time horizon



Darren R. Wells

Strategic Driver	2021 Goals and Performance
Finance Transformation	Developed EMEA pilot for using integrated SAP Analytics Cloud tool for reporting and forecasting to be tested in 2022 to assess benefits for EMEA and potential application in other regions
Forecast Accuracy	Achieved quantitative target and improved performance versus prior years. Developed alternative forecasting methods to enable continued process improvement
Engagement	Targeted action plan resulted in improved scores for two of the top engagement drivers for Global Finance and IT in the 2021 Q4 survey
Diversity	100% of external hire slates included diverse candidates as well as 100% of interview panels also included diverse candidates

100% of Finance and IT leaders participated in Leader Diversity Education, with 98% completing program by year end

Completed diverse talent spotlight review as part of succession plan and conducted reviews of diverse talent individual development plans to increase opportunities |
| **Manage Capital Structure** | Gained alignment on plan to achieve targeted financial leverage within the targeted time horizon |


Stephen R. McClellan

Strategic Driver	2021 Goals and Performance
Connected Business Model	Achieved 100% of new mobile vans targeted in 11 new markets E-Commerce expansion goals met in Latin America but fell short in North America
Plant Optimization	Achieved more than 30% improvement in remaining processes required to achieve plant optimization goals
Growth	Exceeded both Goodyear branded TireHub growth and Commercial company-owned growth
Emerging OEs	Achieved three nominations from emerging OEMs (defined as vehicle manufacturers less than 5 years old)
Engagement	Targeted action plan resulted in improved scores for two of the top engagement drivers for Americas in the 2021 Q4 survey
Diversity	100% of external hire slates included diverse candidates 99% of Americas leaders participated in Leader Diversity Education Completed diverse talent spotlight review as part of succession plan Led the D&I Executive Council, aligning programs with business strategy and achieving agreed council outcomes


Christopher R. Delaney

Strategic Driver	2021 Goals and Performance
Aligned Distribution	Exceeded price and mix through expanded distribution; achieved 80% of sell-through in relevant area
Plant Optimization	Achieved more than 30% improvement in remaining processes required to achieve plant optimization goals
Growth	Achieved E-commerce goals to develop pilots to access consumers with two e-commerce vendors Increased market share while increasing contribution of price/mix/raws Exceeded expansion goals for commercial truck, OTR, and consumer fleets
Cost	Plan successfully developed to reduce manufacturing costs in the region
Engagement	Targeted action plan resulted in improved scores for two of the top engagement drivers for EMEA in the 2021 Q4 survey
Diversity	75% of external hire slates included diverse candidates 100% of EMEA leaders participated in Leader Diversity Education Completed diverse talent spotlight review as part of succession plan


Ryan G. Patterson

Strategic Driver	2021 Goals and Performance
Integration of Cooper Tire Acquisition	Developed and aligned guiding principles with integration team and presented to the Board of Directors, which formed the foundation of trust between the two organizations
	Assembled core integration team, steering committee and integration support resources shortly after announcing the merger, with presentation to the Board by mid-April
	Ensured business continuity for both organizations from the date of acquisition announcement through Day 1 (June 7th), including transitioning the Cooper Tire leadership team
	Completed business cases ahead of schedule (including steering committee approvals) that supported delivery of synergy targets, including the installation of rigor and discipline to ensure execution of the synergy initiatives
	Increased the synergy target from $165 million to $250 million
	Effectively delivered regular integration-focused communications for the Cooper Tire organization to support the change management process and to engage Cooper Tire talent, including global town halls, email messages, integration video updates (in multiple languages), weekly "Get to Know" Goodyear and Cooper Tire series and interactive chat bots

The Compensation Committee then established an aggregate incentive pool for all officers, and determined the payout for each officer. In this process, the officer's target incentive amount is first multiplied by the same percentage used to determine the applicable portion of the aggregate incentive pool. (For example, if the portion of the aggregate incentive pool applicable to such officer, e.g., overall company, is funded at 100% of the aggregate target incentive amount, the officer's individual payout initially would be set at 100% of his individual incentive target.) Then, the CEO assesses the officer's contributions towards Company goals and makes his recommendations with respect to individual payout amounts to the Compensation Committee, which considers the CEO's recommendations and determines the final payouts. The Compensation Committee undertakes the same process for the CEO and makes the determination as to the final payout amount for the CEO. In 2021, officers can earn between 0% and 200% of their target incentive, but the total payout for all officers may not exceed the aggregate incentive pool.


The incentive pool for the overall company was funded at 166% of the target incentive amount (and the operating unit pools were funded at 154% to 160% of the target incentive amount). The Compensation Committee approved the following awards for our named executive officers under our annual incentive plan:

Name	Target Award ($)	Actual Award ($)	Actual Award as a % of Target Award
Kramer	$2,080,000	$3,452,800	166%
Wells	800,000	1,328,000	166%
McClellan	787,500	1,244,250	158%
Delaney	750,000	1,155,000	154%
Patterson	585,000	953,630	163%

Long-Term Compensation

In February 2021, the Compensation Committee granted 70% of total long-term compensation in the form of long-term performance-based incentives, payable in Common Stock and cash, and 30% in the form of restricted stock units.

2021 GRANTS OF PERFORMANCE-BASED INCENTIVES

Long-term performance-based incentives granted in 2021 have the following characteristics:

- The awards will be payable approximately 30% in shares of Common Stock and approximately 70% in cash.

- The payout is based on results over a three-year performance cycle, with performance targets for each year of the three-year period established at the beginning of each performance period, weighted one-third for each year in the three-year performance cycle.

- The payout can range from 0% to 150% for the 2021-2023 performance cycle based on actual results on the financial metrics (and assuming the recipient remains continuously employed by us through the entire three-year period or, for retirement-eligible officers, through December 31, 2021).

- The payout for the financial metrics can increase or decrease up to 20% based on our total shareholder return versus the S&P 500 over the three-year period ending December 31, 2023.

- The payout can increase up to 25% (up to a maximum payout of 200%) based on our performance against specific, measurable environmental and social goals regarding reducing greenhouse gas emissions, reducing tire rolling resistance and increasing diversity in leadership positions over the three-year period ending December 31, 2023.

Results will be based on our consolidated performance, with no award tied to business unit performance. In this manner, the plan balances performance measures used under our annual incentive plan and reinforces the need for teamwork among executives. Net income is used as a measure to focus on improvement in profitability. Cash flow return on capital is an efficiency metric that measures how much return is generated in proportion to the investment in the business in terms of plant, property and equipment and working capital.


The TSR modifier measures the relative performance of our Common Stock versus the S&P 500 over the three-year performance cycle of our long-term incentive awards, and is calculated based on the trailing two-month average closing price for our Common Stock and the S&P 500 (as in existence at the end of the period), assuming the reinvestment of dividends. The TSR modifier will cause the payout for the financial metrics in our long-term incentive awards to increase or decrease up to 20% as follows:

Goodyear Common Stock vs. S&P 500[1]	TSR Modifier
≥ 75th Percentile	1.2 times
= 50th Percentile	1.0 times
≤ 25th Percentile	0.8 times

1   Results between these performance levels will be interpolated.

The table below shows the aggregate value of the long-term performance-based incentives granted to each of our named executive officers for the 2021-2023 performance cycle at the target award opportunity, as well as the amount payable in shares of Common Stock and cash.

Name	Aggregate Target Award ($)	Portion Payable in Shares ($)[1]	Portion Payable in Cash ($)
Kramer	$7,455,000	$2,130,000	$5,325,000
Wells	2,030,000	580,000	1,450,000
McClellan	1,890,000	540,000	1,350,000
Delaney	1,890,000	540,000	1,350,000
Patterson	1,050,000	300,000	750,000

1   See the "Grants of Plan-Based Awards" Table at page 65 for information regarding the target number of performance shares actually granted, which was determined by dividing the amount in this column by the closing market price of our Common Stock on the date of grant.

PERFORMANCE FOR THE 2021 PERFORMANCE PERIOD

The table below shows the performance goals, actual results and payout percentages for the 2021 performance period applicable to the 2019-2021, 2020-2022 and 2021-2023 performance cycles. With respect to the 2019-2021 performance cycle, each year was weighted evenly (33%), goals were set on the grant date and the maximum payout was 200% of the target award opportunity. With respect to the 2021 performance period of the 2020-2022 and 2021-2023 performance cycles, each year was weighted evenly (33%), goals were set at the beginning of the performance period and the maximum payout was 150% of the target award opportunity.

	Net Income				
Performance Cycle	Threshold	Target	Maximum	Actual Results	Payout Percentage
2019-2021	$ 281 million	$550 million	$820 million	$349 million	66%
2020-2022	($150) million	$ 40 million	$210 million	$349 million	150%
2021-2023	($150) million	$ 40 million	$210 million	$349 million	150%


"Net income," as defined in our long-term incentive plans, means the Company's net income, excluding charges for rationalizations, accelerated depreciation, certain pension curtailment and settlement charges, charges relating to the refinancing of debt, changes in tax valuation allowances, and the cumulative effect of accounting changes. Our 2021 "net income" also excluded the impact of certain other items noted in the table below. Our 2021 "net income" for purposes of our long-term incentive plans was calculated as follows:

($ in millions)	2021
Goodyear net income (as reported)	$ 764
Cooper Tire net income	(136)
Cooper Tire transaction and financing costs	100
Changes in tax valuation allowances and other discrete tax items	(403)
Brazilian tax ruling	(87)
Rationalization and accelerated depreciation charges	82
Pension curtailment and settlement charges	32
Net gains on asset sales and other dispositions	(6)
Other	3
Net income	$ 349

				Cash Flow Return on Capital	
Performance Cycle	Threshold	Target	Maximum	Actual Results	Payout Percentage
2019-2021	1.7%	4.4%	6.6%	3.0%	95%
2020-2022	(1.7)%	0.0%	3.0%	9.0%	150%
2021-2023	(1.7)%	0.0%	3.0%	9.0%	150%

"Cash flow return on capital," as defined in our long-term incentive plans, means free cash flow from operations divided by the sum of average net fixed assets and average working capital. For the 2019-2021 performance cycle, "free cash flow from operations" means cash flow from operating activities before pension contributions and direct payments and rationalization payments, less capital expenditures. For the 2021 performance period of the 2020-2022 and 2021-2023 performance cycles, "free cash flow from operations" means cash flow from operating activities, less capital expenditures.

Our 2021 cash flow return on capital calculation for the 2019-2021 performance cycle excluded the impact on free cash flow from operations of certain items related to the acquisition of Cooper Tire. Our 2021 cash flow return on capital calculation for the 2021 performance period of the 2020-2022 and 2021-2023 performance cycles also excluded a one-time $500 million working capital investment that was driven by the need to rebuild inventory levels.


Based on the results during the 2021 performance period, the Compensation Committee approved earnings on the long-term incentive awards for that period in an amount equal to 81% of the target amount for 2019-2021 awards, 150% for 2020-2022 awards and 150% for 2021-2023 awards. The amounts earned on the long-term incentive awards reflect our strong net income performance and our solid cash flow return on capital.

The table below shows amounts earned by each of the named executive officers in respect of their long-term incentive grants for the 2021 performance period of their 2019-2021 awards, which represents one-third of the three-year target award opportunity:

Name	Aggregate Target Award ($)	Portion of Actual Award Payable in Cash ($)[1]	Portion of Actual Award Payable in Shares (# of Shares)[1]
Kramer	$2,426,648	$1,437,800	28,639
Wells	660,744	391,500	7,798
McClellan	615,207	364,500	7,260
Delaney	615,207	364,500	7,260
Patterson	341,781	202,500	4,033

1   Payable subject to a three-year relative total shareholder return modifier. See "Impact of TSR Modifier and Payout of 2019-2021 Long-Term Incentive Awards" below.

The table below shows amounts earned by each of the named executive officers in respect of their long-term incentive grants for the 2021 performance period of their 2020-2022 awards, which represents one-third of the three-year target award opportunity:

Name	Aggregate Target Award ($)	Portion of Actual Award Payable in Cash ($)[1]	Portion of Actual Award Payable in Shares (# of Shares)[1]
Kramer	$3,000,660	$2,662,500	105,237
Wells	817,047	724,950	28,656
McClellan	760,721	675,000	26,679
Delaney	760,721	675,000	26,679
Patterson	422,621	375,000	14,821

1   Payable contingent on continued service through December 31, 2022 or, for retirement-eligible officers, through December 31, 2021, and subject to a three-year relative total shareholder return modifier.


The table below shows amounts earned by each of the named executive officers in respect of their long-term incentive grants for the 2021 performance period of their 2021-2023 awards, which represents one-third of the three-year target award opportunity:

Name	Aggregate Target Award ($)	Portion of Actual Award Payable in Cash ($)[1]	Portion of Actual Award Payable in Shares (# of Shares)[1]
Kramer	$2,586,373	$2,662,500	63,355
Wells	704,334	725,100	17,251
McClellan	655,701	675,000	16,062
Delaney	655,701	675,000	16,062
Patterson	364,280	375,000	8,923

1 Payable contingent on continued service through December 31, 2023 or, for retirement-eligible officers, through December 31, 2021, and subject to a three-year relative total shareholder return modifier.

IMPACT OF TSR MODIFIER AND PAYOUT OF 2019 – 2021 LONG-TERM INCENTIVE AWARDS

Although our stock outperformed both our tire industry peers and the S&P 500 for the year ended December 31, 2021, our stock was in the bottom quartile of companies in the S&P 500 during the three-year period ended December 31, 2021, resulting in a TSR modifier of 0.8 times. See page 47 for more information on the calculation of the TSR modifier.

The Compensation Committee approved the payout of shares of Common Stock and cash to the named executive officers with respect to the 2019-2021 performance cycle as follows.

Name	Cash Payout				
	2019 Performance Period[1]	2020 Performance Period[2]	2021 Performance Period	Impact of TSR Modifier	Total Payout of 2019-2021 Awards
Kramer	$2,520,500	$1,775,000	$1,437,800	$(1,146,700)	$4,586,600
Wells	686,400	483,300	391,500	(312,300)	1,248,900
McClellan	639,000	450,000	364,500	(290,700)	1,162,800
Delaney	639,000	450,000	364,500	(290,700)	1,162,800
Patterson	355,000	250,000	202,500	(161,500)	646,000

1 Previously reported, to the extent applicable, in the Proxy Statement dated March 6, 2020.

2 Previously reported, to the extent applicable, in the Proxy Statement dated March 10, 2021.

Name	2019 Performance Period[1] (# of Shares)	2020 Performance Period[2] (# of Shares)	2021 Performance Period (# of Shares)	Impact of TSR Modifier (# of Shares)	Shares Payout Total Payout of 2019-2021 Awards (# of Shares)
Kramer	50,209	35,358	28,639	(22,842)	91,364
Wells	13,671	9,628	7,798	(6,220)	24,877
McClellan	12,728	8,964	7,260	(5,790)	23,162
Delaney	12,728	8,964	7,260	(5,790)	23,162
Patterson	7,071	4,980	4,033	(3,216)	12,868

1 Previously reported, to the extent applicable, in the Proxy Statement dated March 6, 2020.

2 Previously reported, to the extent applicable, in the Proxy Statement dated March 10, 2021.

2021 RESTRICTED STOCK UNIT GRANTS

In 2021, we returned to granting restricted stock units instead of stock options for our executive officers.

Restricted stock units granted in 2021 to the named executive officers have the following terms:

- restricted stock units vest and convert into shares of Common Stock three years from the grant date, contingent on continued service to the vesting date or, for retirement-eligible officers, to December 31, 2021; and

- restricted stock units accrue dividend equivalents, if any, that are subject to the same vesting requirements as the underlying restricted stock units.

The portion of long-term compensation provided in the form of restricted stock units grants each year is determined based on the availability of Common Stock under our equity compensation plans, as well as market data on long-term compensation.

The table below shows the aggregate grant date fair value and the number of restricted stock units granted to each of our named executive officers in 2021.

Name	Aggregate Grant Date Fair Value ($)	Number of Restricted Stock Units (#)
Kramer	$3,194,993	190,065
Wells	869,985	51,754
McClellan	809,990	48,185
Delaney	809,990	48,185
Patterson	699,987	42,097

INTEGRATION INCENTIVE AWARDS

Following the successful closing of the acquisition of Cooper Tire, the Compensation Committee granted awards to further incentivize value creation and to align compensation outcomes with the shareholder experience. These awards feature both



incentive and retentive elements related to the achievement and outperformance of publicly announced synergy targets and significant stock price appreciation. During our annual shareholder outreach, we shared information with our investors regarding the design of the integration incentive awards. Investors supported the rationale, goals and structure of the awards.

Value Creation Plan Awards

In August 2021, the Compensation Committee granted awards to approximately 75 key operating leaders, including each of the named executive officers. The awards to the named executive officers were composed of performance shares with the following characteristics:

- The awards will be denominated in shares of Common Stock.

- The payout will be based on stock price appreciation over a three-year performance period that began on August 1, 2021 and ends on July 31, 2024. The timing of the award corresponds with our first Committee meeting following the closing of the merger.

- The payout will be based on the appreciation of our Common Stock from a base price of $15.26 (the closing market price on the date of grant) during any 45-calendar day period in a measurement period that begins on August 1, 2022 and ends on July 31, 2024.

- The payout can be adjusted based on performance compared to an index of 19 of our industry peers.

- Payout can range from 0% to 200% of the value of the performance shares granted.

Stock Price Appreciation Targets

- The Committee believes the stock price appreciation goals are rigorous and imply significant shareholder value creation. The stock price appreciation goal at target reflects an approximate 50% increase in our stock price from the grant date. Unless our stock price performance is in the top quartile of the peer group, no payout will be earned for stock price appreciation of less than the threshold goal and only a minimal payout will be earned for threshold goal performance.

- Attainment of the stock price appreciation goals will be measured based on the average stock price over a period of 45 consecutive calendar days in order to eliminate short-term market volatility. As a result, the award would only be earned if we experienced sustained stock price performance over that 45-day period.

- The table below shows the threshold, target and maximum payouts for the Value Creation Plan performance shares.

Payout of Value Creation Plan Performance Shares	Stock Price Appreciation	Stock Price
Threshold (1%)	31%	$20.01
Target (100%)	51%	23.00
Maximum (200%)	83%	28.00

- Performance shares earned during the performance period will vest and be settled in cash on July 31, 2024, based on the highest 45-calendar day period during the measurement period. Unvested performance shares are not entitled to receive dividend equivalents.


Relative Stock Price Modifier

To add further rigor to the award, ensure executives are focused on Goodyear's stock price performance, and to partially mitigate the impact of broader stock market movements, the Compensation Committee also provided that the awards will be modified based on Goodyear's stock price performance compared to an index of 19 highly relevant peer companies.

This modifier is designed to assess Goodyear's success in creating shareholder value relative to other capital-intensive automotive and cyclical industrial companies with comparable leverage and strong correlations to Goodyear's Common Stock. This group of companies better reflects our relative success in enhancing shareholder value than would comparisons to the peer companies used for benchmarking executive pay (which are chosen primarily due to their positioning as executive talent competitors) or the S&P 500, which is referenced under our performance-based long-term incentive awards. This approach has the further benefit of creating greater comparability throughout economic cycles. The Committee believes this reflects the understanding investors have of risk and reward in making investment decisions.

THE COMPARISON GROUP CONSISTS OF:

Adient plc	Flowserve Corporation	Stoneridge, Inc.
American Axle & Manufacturing	Ford Motor Company	Tenneco Inc.
Aptiv PLC	General Motors Company	Terex Corporation
BorgWarner Inc.	Hillenbrand, Inc.	The Timken Company
Carpenter Technology Corporation	Lear Corporation	WESCO International, Inc.
Colfax Corporation	nVent Electric plc	
Dana Incorporated	Rexnord Corporation	

The Value Creation Plan's modifier measures the relative performance of our Common Stock compared to the peer group set forth above over the three-year performance period and is calculated based on the trailing 45-day average closing price of our Common Stock and the comparison group, assuming the reinvestment of dividends. The Value Creation Plan's modifier will cause the payout of the awards to be modified as follows (up to a maximum payout of 200%) as follows:

Goodyear Common Stock vs. Comparison Group	TSR Modifier
≥ 75th Percentile	Greater of 1.2 times or 50% of target
= 50th Percentile	1.0 times
≥ 25th Percentile	0.8 times
< 25th Percentile	No payout


The table below shows the aggregate grant date fair value and the number of performance shares granted to each of our named executive officers with respect to the Value Creation Plan. The aggregate grant date fair value for the named executive officers represents a small portion, or 0.58%, of shareholder value creation at target. The Committee strongly believes that these amounts offer appropriate additional incentive for the execution of novel strategic initiatives to drive excess returns over the plan period.

Name	Aggregate Grant Date Fair Value ($)	Number of Performance Shares (#)
Kramer	$5,456,000	275,000
Wells	1,984,000	100,000
McClellan	1,785,600	90,000
Delaney	1,785,600	90,000
Patterson	1,587,200	80,000

Synergy-Related Integration Awards

In June 2021, the Compensation Committee granted cash-based awards to approximately 25 leaders of the Goodyear and Cooper Tire integration teams, including Mr. Patterson, who is the executive officer at Goodyear responsible for the integration of Cooper Tire.

Payments under these awards are based on performance against the following performance objectives:

- 75% upon realizing $165 million (both threshold and target) to $250 million (maximum) of core synergies from the Cooper Tire acquisition by May 31, 2023 (payable at 0% to 200% of target).

- 25% upon realizing $250 million (both threshold and target) to $400 million (maximum) of working capital savings by May 31, 2023 (payable at 0% to 200% of target).

Mr. Patterson's total target synergy-related incentive award is $487,500, which was based on 75% of his annual incentive target to recognize the significance of achieving a successful outcome from the Cooper Tire acquisition.

Retention-Related Integration Awards

In May 2021, the Compensation Committee approved retention agreements with Mr. Kramer, Mr. McClellan and Mr. Wells. The Compensation Committee approved these agreements to help secure the retention of these three key executive officers through at least December 31, 2023 due to their importance in directing the successful integration of Cooper Tire and the execution of our other ongoing strategic initiatives. The awards also help to ensure successful succession planning for the new, larger company and successful succession planning outcomes as our seasoned executives will navigate the newly combined company through the integration, which by definition is disruptive.


The retention agreements with Mr. Kramer and Mr. McClellan provide for a lump sum payment equal to the difference, if any, between the Supplementary Plan benefit calculated based on the interest rate at January 1, 2021 (0%) and the benefit based on the interest rate at the time of their respective retirement, subject to continuous service through December 31, 2023 and the other terms and conditions of their respective retention agreement.

The Committee structured these awards for Mr. Kramer and Mr. McClellan through the Supplementary Plan to help mitigate the risk of rising interest rates by incentivizing continued employment through this guarantee against interest rate changes. These agreements, in effect, mitigate the incentive for Mr. Kramer and Mr. McClellan to retire amid a potentially more favorable interest rate environment.

A 25 basis point increase in the underlying rate would increase the value of Mr. Kramer's pension benefit by approximately $850,000 and Mr. McClellan's pension benefit by approximately $400,000. At January 1, 2022, the underlying interest rate remained unchanged.

As noted above, the Supplementary Plan is closed to new entrants and only legacy executives, including Mr. Kramer and Mr. McClellan, qualify for the Supplementary Plan.

Mr. Wells returned to Goodyear in 2018 after having retired in 2016. In addition to considering Mr. Wells' roles in the integration and succession planning outcomes, the Committee considered feedback from shareholders that Mr. Wells' experience and continued involvement in strategy development is highly valued. The retention agreement with Mr. Wells provides that he will be eligible to receive a one-time cash award of $2.0 million, payable in March 2024, subject to his continued employment with the Company through at least December 31, 2023 and the other terms and conditions of his retention agreement. The Committee determined the amount of the retention benefit provided to Mr. Wells based on an assessment of retentive elements already contained within the Company's long-term incentive awards and other retentive elements of our plans, in conjunction with an analysis of value sufficient to address retention risk through the integration. Mr. Wells would not have benefited through the retention agreement structure approved for Mr. Kramer and Mr. McClellan.


Retirement and Other Benefits

RETIREMENT BENEFITS

We provide our named executive officers with retirement benefits under both tax-qualified and non-qualified retirement plans. Tax-qualified plan benefits are pursuant to a defined benefit pension plan, the Goodyear Salaried Pension Plan (the "Salaried Plan"), which was frozen effective December 31, 2008, and a defined contribution plan, the Goodyear Employee Savings Plan for Salaried Employees (the "Savings Plan"). Non-qualified plan benefits are pursuant to a defined benefit plan, the Supplementary Plan. We also maintain a non-qualified defined benefit Excess Benefit Plan, which was also frozen effective December 31, 2008, that pays an additional pension benefit over that paid from the Salaried Plan if a participant does not meet the eligibility requirements of the Supplementary Plan.

For all employees who do not meet the eligibility requirements of the Supplementary Plan, there is also a corresponding non-qualified defined contribution Excess Benefit Plan that mirrors the retirement contributions feature of the Savings Plan.

Mr. Kramer, Mr. Wells and Mr. McClellan are currently eligible to receive a benefit under the Supplementary Plan. Mr. Kramer, Mr. McClellan and Mr. Patterson will receive benefits from the frozen Salaried Plan. Mr. Wells and Mr. Delaney are not eligible to participate in the Salaried Plan or the defined benefit Excess Benefit Plan. Participants in the Savings Plan, including all of the named executive officers, are currently eligible to receive Company matching contributions and retirement contributions.

The Supplementary Plan provides additional pension benefits to officers and certain other key individuals identified by the Compensation Committee. All of the named executive officers participate in the Supplementary Plan, which was closed to new entrants effective December 31, 2021. Retirement benefits, including those provided through a supplemental executive retirement plan, are important to attracting, motivating and retaining talented executives with a history of leadership and to providing retirement replacement income. Retirement benefits are an important factor in an executive's decision to accept or reject a new position. The Compensation Committee has adopted a policy prohibiting the grant of additional service credit to participants in the Supplementary Plan.

The number reported in the "Change in Pension Value" column in the Summary Compensation Table reflects the change in each named executive officer's pension value in 2021. Changes in pension value are caused largely by two factors: (1) additional pension benefits accrued by the named executive officers under the Supplementary Plan when they receive higher compensation due to roles of increasing responsibility or through strong performance and due to the passage of time, and (2) changes in assumptions used for financial reporting purposes, such as changes in discount rates and updated actuarial assumptions regarding life expectancies. Mr. Kramer's pension value increased in 2021 due to an increase in accrued benefits due to higher five-year average compensation and an additional year of credited service, which was partially offset by an increase in the discount rate used to calculate the pension value.

For more information regarding the terms of these plans and the named executive officers' accrued benefits under these plans, see "Defined Contribution Plan Benefits" at page 69 and "Pension Benefits" at page 69.


SEVERANCE AND CHANGE IN CONTROL BENEFITS

Our Executive Severance and Change in Control Plan (the "Executive Severance Plan") provides for the payment of severance benefits to our officers, including all of the named executive officers, if their employment is terminated under certain circumstances during certain periods before or within two years following a change-in-control of the Company. The Executive Severance Plan does not provide for any excise tax gross-ups or walk-away rights.

The Executive Severance Plan is designed to attract, retain and motivate officers, provide for stability and continuity in the event of an actual or threatened change-in-control, and ensure that our officers are able to devote their full time and attention to the Company's operations in the event of an actual or threatened change-in-control.

The Executive Severance Plan and the related change-in-control triggers (commonly referred to as "double triggers") generally provide for the payment of severance benefits if employment is terminated under certain circumstances during certain periods before or within two years following a change-in-control of the Company. The change-in-control triggers in our equity compensation plans are substantially similar to those in the Executive Severance Plan. We selected the specific change-in-control triggers used in the Executive Severance Plan and our equity compensation plans, such as the acquisition of 20% or more of Goodyear's Common Stock, a significant change in the composition of the Board of Directors or the acquisition of actual control of Goodyear, based upon our review of market practices, including provisions included in similar agreements of other public companies. Based upon that review, we determined that the terms and conditions of the Executive Severance Plan, including the specific change-in-control triggers, were consistent with market practices.

The Executive Severance Plan also provides severance benefits to our officers, including each of the named executive officers, if their employment is terminated by us other than for Cause (as defined in the Executive Severance Plan), death or disability, and other than in connection with a change-in-control.

To be eligible to receive benefits under the Executive Severance Plan, an officer must execute a release and agree, among other things, to certain confidentiality, non-disparagement, non-solicitation and non-competition covenants.

The Compensation Committee believes that our severance benefits are in the best interests of the Company and our shareholders, are a necessary component of a competitive compensation program, and are in line with severance benefits in place at other companies.

For additional information regarding the terms of the Executive Severance Plan and benefits payable under that plan, see "Potential Payments Upon Termination or Change-in-Control" at page 73.

PERQUISITES

We provide certain executive officers, including our named executive officers, with limited personal benefits and perquisites, as described below and in footnote 5 to the Summary Compensation Table at page 63. The Compensation Committee has reviewed and approved the perquisites described below. The Compensation Committee recognizes that these perquisites are an important factor in protecting our executive officers and in enabling them to focus on our business with minimal disruption. We do not provide any tax reimbursements to our executive officers for any of the perquisites we provide them.


Home Security Systems. We pay for the cost of home security systems for a limited number of executive officers in order to enhance their safety and protect our investment in them. We cover the cost of installation, monitoring and maintenance for these systems.

Use of Company Aircraft. In limited circumstances, executive officers are permitted to use our company aircraft for personal travel.

Tire Program. We offer our executive officers and Board members the opportunity to receive up to two sets of tires per year at our expense, including the cost of tires, mounting, balancing and disposal fees.

Financial Planning and Tax Preparation Services. We offer financial assistance to our executive officers to help them cover the cost of financial planning and tax preparation services. In providing this benefit, we seek to alleviate our executives' concern regarding personal financial planning so that they may devote their full attention to our business. The maximum annual cost to the Company under this program is $9,000 per officer.

Club Memberships. We pay the annual dues for a corporate club membership that is available to Mr. Kramer and Mr. McClellan. None of the other named executive officers utilize this corporate club membership. The membership is intended to be used primarily for business purposes, although members may use the club for personal purposes so long as they pay all incremental costs, other than the annual dues, related to that personal use.

Annual Physical Exams. We strongly encourage our executive officers to have an annual comprehensive physical examination which we pay for in order to enhance their physical well-being and protect our investment in them.

EXECUTIVE DEFERRED COMPENSATION PLAN

The Goodyear Deferred Compensation Plan for Executives (the "Deferred Compensation Plan") is a non-qualified deferred compensation plan that provides named executive officers and other highly compensated employees the opportunity to defer various forms of compensation. For participants, this offers an additional means to save for retirement on a tax-deferred basis. There is no guaranteed return associated with any deferred amounts. During 2021, none of the named executive officers made deferrals under the Deferred Compensation Plan.

For additional information regarding the terms of the Deferred Compensation Plan and participant balances, see "Nonqualified Deferred Compensation" at page 72.

Compensation Policies and Practices

STOCKHOLDING GUIDELINES

To better link the interests of management and our shareholders, the Compensation Committee has established stockholding guidelines for our officers. These guidelines specify a number of shares that our officers are expected to accumulate and hold based on a multiple of annual base salary of six times for the CEO, three times for Executive Vice Presidents, Presidents of our operating units and Senior Vice Presidents, and two times for elected Vice Presidents. Therefore, the stockholding requirement



for Mr. Kramer is six times his annual base salary and for Mr. Wells, Mr. McClellan, Mr. Delaney and Mr. Patterson is three times their annual base salary. All shares of Common Stock owned outright by officers (or their spouses) and held by them in the Goodyear stock fund of the Savings Plan, and 60% of the shares of restricted stock, restricted stock units, earned (but unvested) performance shares awarded to officers and share equivalent units held in our deferred compensation plan, are counted as ownership in assessing compliance with the guidelines. Unearned performance shares and unexercised stock options are not counted toward compliance with the guidelines. The stock price used in assessing compliance with the guidelines as of May 1st of each year will be the average closing stock price for the prior 60-day period.

The stockholding guidelines also include stock retention provisions. If an officer has met their stockholding requirement, they are required to retain 25% of the net shares received from any vested shares of Common Stock or any exercised options for at least one year from the date of vesting or exercise and may only sell or otherwise dispose of shares to the extent they will still meet their stockholding requirement following that sale or disposition. If an officer has not met their stockholding requirement, they are required to retain all of the net shares received from any vested shares of Common Stock or any exercised options, and may not sell or otherwise dispose of shares until they have met their stockholding requirement, unless they demonstrate a need to sell shares due to a financial hardship. Net shares are the shares remaining after payment of the exercise price and/or withholding taxes.

During 2021, each of our named executive officers complied with our stockholding guidelines and are making progress towards satisfying their stockholding requirement, with Mr. Kramer, Mr. McClellan and Mr. Delaney exceeding their stockholding requirement.

PROHIBITION ON HEDGING AND PLEDGING

We have adopted, as part of our insider trading policy, prohibitions on the short sale of our Common Stock and other securities and the issuance, purchase or sale of, or trading or dealing in, puts, calls or other options or rights relating to our Common Stock and other securities. These provisions prohibit our directors, officers and employees from hedging the risk of their ownership of our Common Stock. We also prohibit our directors, officers and employees from holding our Common Stock and other securities in a margin account or otherwise pledging them as collateral for a loan.

RECOVERY OF COMPENSATION (CLAW-BACK POLICY)

If the Compensation Committee determines that an officer has engaged in conduct detrimental to the Company, the Compensation Committee may take a range of actions to remedy this conduct, prevent its recurrence and impose appropriate discipline. Discipline would vary depending on the facts and circumstances, and may include (1) termination of employment, (2) cancelling or reducing any outstanding compensatory grants or awards, (3) initiating an action for breach of fiduciary duty or fraud which could include recovery of any unjustly obtained incentive compensation, and (4) requiring reimbursement of compensation or other payments in accordance with provisions of the Sarbanes-Oxley Act of 2002, our claw-back policy described below or the terms of the relevant compensation plan. These remedies would be in addition to, and not in lieu of, any actions imposed by law enforcement agencies, regulators or other authorities.

Beginning with awards made in 2012, the Compensation Committee adopted a claw-back policy that effectively contractually extends the claw-back provisions of the Sarbanes-Oxley Act of 2002 that apply to our Chief Executive Officer and Chief Financial Officer to the Presidents of each of our strategic business units and all of our Senior Vice Presidents. If we are


required to prepare an accounting restatement due to our material noncompliance with any financial reporting requirement as a result of misconduct, the claw-back policy would permit the Compensation Committee to require reimbursement of (1) any incentive compensation received from us during the one-year period following the publication of misstated financial statements and (2) any profits realized from the sale of our securities during that one-year period. We will make any necessary revisions to our claw-back policy once implementing rules pursuant to Section 954 of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 are adopted by the SEC and The Nasdaq Stock Market.

In addition, under our equity compensation plans (and the proposed 2022 Performance Plan), the Compensation Committee may require a plan participant who engages in competition with us within 18 months after their termination of employment to return or forfeit the realized value of all awards under those plans during such period of time that the Compensation Committee determines. Our Executive Severance Plan also provides for the recovery or forfeiture of severance payments if a person receiving payments pursuant to the plan violates certain confidentiality, non-disparagement, non-solicitation and non-competition covenants.



COMPENSATION COMMITTEE REPORT

We have reviewed and discussed the foregoing Compensation Discussion and Analysis with management. Based on our review and discussion with management, we have recommended to the Board of Directors that the Compensation Discussion and Analysis be included in this Proxy Statement and incorporated by reference in Goodyear's Annual Report on Form 10-K for the year ended December 31, 2021.

THE COMPENSATION COMMITTEE

James A. Firestone, Chairman
Laurette T. Koellner
W. Alan McCollough
Stephanie A. Streeter



EXECUTIVE COMPENSATION

Summary Compensation Table

The table below sets forth information regarding the compensation of the CEO, the Chief Financial Officer of Goodyear (the "CFO"), and the persons who were, at December 31, 2021, the other three most highly compensated executive officers of Goodyear (collectively, the "named executive officers") for services in all capacities to Goodyear and its subsidiaries during 2019, 2020 and 2021.

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)[1]	Option Awards ($)[2]	Non-Equity Incentive Plan Compensation ($)[3]	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)[4]	All Other Compensation ($)[5]	Total ($)
Richard J. Kramer Chairman of the Board, Chief Executive Officer and President	2021 2020 2019	$1,300,000 1,218,750 1,300,000	$ 0 0 0	$10,688,026 1,757,495 5,149,951	$ 0 1,970,000 0	$9,068,900 6,156,200 6,242,900	$ 199,123 4,777,795 4,102,650	$159,529 122,873 175,154	$21,415,578 16,003,113 16,970,655
Darren R. Wells Executive Vice President and Chief Financial Officer	2021 2020 2019	800,000 780,000 800,000	0 0 0	3,408,666 144,999 4,402,314	0 869,999 0	2,857,250 1,790,300 1,884,700	412,158 519,909 204,581	122,342 79,084 103,985	7,600,416 4,184,291 7,395,580
Stephen R. McClellan President, Americas	2021 2020 2019	750,000 731,250 750,000	0 0 0	3,112,012 135,003 1,305,607	0 809,999 0	2,668,050 1,697,350 2,195,057	309,082 2,502,934 1,516,536	95,476 49,652 47,604	6,934,620 5,926,188 5,814,804
Christopher R. Delaney President, Europe, Middle East and Africa	2021 2020 2019	750,000 731,250 750,000	0 0 0	3,112,012 135,003 1,305,607	0 809,999 0	2,578,800 1,628,150 1,381,348	532,135 577,157 290,995	24,555 25,097 28,410	6,997,502 3,906,656 3,756,360
Ryan G. Patterson Senior Vice President and Chief Operating and Integration Officer, Americas	2021 2020 2019	641,667 585,000 600,000	0 0 0	2,574,088 75,004 725,337	0 449,999 0	1,744,630 1,015,600 1,075,747	433,239 1,170,642 557,435	45,996 20,354 25,645	5,439,620 3,316,599 2,984,164

1   Represents the aggregate grant date fair value as of the respective grant date for each award. The maximum amount to be awarded with respect to the equity portion of our long-term incentive awards for each of the named executive officers is shown in the Grants of Plan-Based Awards Table in the column "Estimated Future Payouts Under Equity Incentive Plan Awards — Maximum." The assumptions made in valuing stock awards reported in this column are discussed in Note to the Consolidated Financial Statements No. 1, "Accounting Policies" under "Stock-Based Compensation" and Note to the Consolidated Financial Statements No. 19, "Stock Compensation Plans" included in Goodyear's Annual Report for the year ended December 31, 2021. For additional information regarding such grants, see "Compensation Discussion and Analysis — Long-Term Compensation — 2021 Grants of Performance-Based Incentives," "— 2021 Restricted Stock Unit Grants" and "– Integration Incentive Awards." See also "Grants of Plan-Based Awards" below.

2   Represents the aggregate grant date fair value as of the respective grant date for each award. The assumptions made in valuing option awards reported in this column are discussed in Note to the Consolidated Financial Statements No. 1, "Accounting Policies" under "Stock-Based Compensation" and Note to the Consolidated Financial Statements No. 19, "Stock Compensation Plans" included in Goodyear's Annual Report for the year ended December 31, 2021. No stock options were granted to any of the named executive officers in 2021 or 2019.

3   Represents amounts awarded under our annual and long-term incentive compensation plans. For additional information regarding annual cash incentive awards in 2021, see "Compensation Discussion and Analysis — Annual Compensation — 2021 Annual Cash Incentive Payouts."

Amounts awarded under our long-term incentive compensation plans are, for 2021, in respect of the one-year performance period ended December 31, 2021 for the 2019-2021 awards, the 2020-2022 awards and the 2021-2023 awards. The 2020-2022 awards and the 2021-2023 awards remain subject to the named executive officer's continued service through December 31, 2022 or December 31, 2023, respectively, or for retirement-eligible officers through December 31, 2021, and a three-year relative total shareholder return modifier. For additional information regarding long-term incentive awards, see "Compensation Discussion and Analysis — Long-Term Compensation — 2021 Grants of Performance-Based Incentives," "— Performance for the 2021 Performance Period," "— Impact of TSR Modifier and Payout of 2019-2021 Long-Term Incentive Awards" and "—Integration Incentive Awards."



The following table provides further information on the amounts payable, or earned but not yet payable, for performance periods ending on December 31, 2021:

	2021 Annual Incentive (Currently Payable)	2021 Period; 2019-2021 Long-Term Incentive (Currently Payable)	2019-2021 Impact of TSR Modifier (Currently Payable)	2021 Period; 2020-2022 Long-Term Incentive (Not Yet Payable)	2021 Period; 2021-2023 Long-Term Incentive (Not Yet Payable)
Kramer	$3,452,800	$1,437,800	$(1,146,700)	$2,662,500	$2,662,500
Wells	1,328,000	391,500	(312,300)	724,950	725,100
McClellan	1,244,250	364,500	(290,700)	675,000	675,000
Delaney	1,155,000	364,500	(290,700)	675,000	675,000
Patterson	953,630	202,500	(161,500)	375,000	375,000

4 Represents total change in pension value for each named executive officer, which reflects both the accrual of additional benefits and changes in the assumptions used to value the benefits. The discount rate used to calculate the Supplementary Plan pension value increased from 1.90% at December 31, 2020 to 2.48% at December 31, 2021. The interest rate used to determine the lump sum value of the Supplementary Plan benefit remained constant at 0.50%. This change in assumptions accounted for a portion of the total change in pension value for each of the named executive officers. The table below allocates the total change in pension value between the actual increase in accrued benefits, including the growth in pension value due to the passage of time, and assumption changes.

	Increase in Pension Value due to Benefit Accrual	Decrease in Pension Value due to Assumption Changes	Total Change in Pension Value
Kramer	$852,631	$(653,508)	$199,123
Wells	453,822	(41,664)	412,158
McClellan	698,396	(389,314)	309,082
Delaney	574,405	(42,270)	532,135
Patterson	721,865	(288,626)	433,239

No nonqualified deferred compensation earnings are required to be reported because the Deferred Compensation Plan does not provide for "above-market" or preferential earnings as defined in applicable SEC rules and regulations.

5 Includes amounts for home security system installation and monitoring, personal financial planning services, annual physical exams, and the provision of up to two sets of automobile tires per year. From time to time, certain of the named executive officers may receive tickets to sporting and other events for their personal use, typically when those tickets would not otherwise be used for business purposes, which use resulted in no incremental cost to the Company. Mr. Kramer's total also includes amounts for the personal use of company aircraft of $109,750 and the annual dues for a club membership. Mr. Wells' total also includes amounts for the personal use of company aircraft of $93,313. Mr. McClellan's total also includes amounts for the personal use of company aircraft of $44,599 and the annual dues for a club membership. Mr. Patterson's total also includes amounts for his relocation from China to the United States. The value of the total perquisites in 2021 was $129,637 for Mr. Kramer, $107,175 for Mr. Wells, $62,951 for Mr. McClellan, $8,805 for Mr. Delaney, and $26,101 for Mr. Patterson. The aggregate incremental cost to the Company for the personal use of company aircraft is determined based on the average direct operating costs of the aircraft allocable to personal use.

Company contributions to qualified defined contribution plans in 2021 were $29,892 for Mr. Kramer, $15,167 for Mr. Wells, $32,525 for Mr. McClellan, $15,750 for Mr. Delaney, and $19,895 for Mr. Patterson. Mr. McClellan and Mr. Patterson are eligible to receive retiree medical benefits at age 62; the present value of those accumulated retiree medical benefits decreased by $1,764 and $651, respectively.



Summary of Realized Pay Earned by Our Chief Executive Officer for 2019, 2020 and 2021

Our compensation programs for Mr. Kramer and our other officers are primarily based on performance. The information shown below is intended to supplement and not be a substitute for the information in the Summary Compensation Table. The Summary Compensation Table includes several items that are driven by accounting and actuarial assumptions, which are not necessarily reflective of compensation actually realized by Mr. Kramer in a particular year. For example, the information required to be in the Summary Compensation Table combines pay actually received (base salary and annual cash incentive payments) with the accounting value of equity compensation granted, which may never be realized, and earned but unvested long term cash awards, which continue to be subject to forfeiture and a TSR modifier until the vesting date. The Summary Compensation Table is also required to include other compensation (contributions to qualified defined contribution plans and perquisites) and the change in pension values (based on actuarial assumptions), much of which is not realized in the periods presented.

The following table reports base salary, annual incentive earned, long term incentive to be paid out for the three-year performance cycle ending in each respective year and pre-tax compensation earned upon the exercise of stock options and the vesting of stock awards regardless of when they were granted.

Name	Year	Salary ($)[1]	Annual Incentive ($)[2]	Long Term Incentive Cash Payout ($)[3]	Stock Option Exercises ($)[4]	Long Term Incentive Equity Vesting ($)[5]	Total Realized Pay ($)
Kramer	2021	$1,300,000	$3,452,800	$4,586,600	$7,417,253	$3,897,790	$20,654,443
	2020	1,218,750	1,601,600	1,732,400	—	253,516	4,806,266
	2019	1,300,000	2,724,800	1,192,800	—	210,527	5,428,127

1   Mr. Kramer's salary was targeted at market median for 2019, 2020 and 2021.

2   Mr. Kramer's individual targets were set at 160% of base salary for 2019, 2020 and 2021. Mr. Kramer's awards were 131% of target in 2019, 77% of target in 2020 and 166% of target in 2021.

3   The percentage of Mr. Kramer's long term incentive target to be paid in cash is fifty percent. This column shows the cash payout for each of the performance cycles completed in the respective year. The 2017-2019 awards were earned at 22% of target, the 2018-2020 awards were earned at 33% of target, and the 2019-2021 awards were earned at 86% of target, in each case including the impact of the TSR modifier.

4   In 2021, Mr. Kramer exercised 1,310,262 stock options and realized $7,417,253. At December 31, 2021, Mr. Kramer's vested, exercisable, in-the-money stock options had a potential value of $0, based on the difference between the closing market price of our Common Stock on December 31, 2021 ($21.32) and the exercise price of such stock options.

5   Twenty percent of Mr. Kramer's long term incentive target was granted in the form of performance shares in 2019, 2020 and 2021, and thirty percent of Mr. Kramer's long term incentive target was granted in the form of restricted stock units in 2019 and 2021 and stock options and restricted stock units in 2020. This column shows the value of the shares that vested with respect to restricted stock units, as well as performance shares for each of the performance cycles completed in the respective year. The 2017-2019 performance share awards were earned at 22% of target, the 2018-2020 awards were earned at 33% of target, and the 2019-2021 awards were earned at 86% of target, in each case including the impact of the TSR modifier. The value of the shares earned in each year is based on the closing market price of our Common Stock on the vesting date.

Grants of Plan-Based Awards

The following table summarizes grants of plan-based awards made to the named executive officers during 2021.

Name	Grant Date	Estimated Future Payouts Under Non-Equity Incentive Plan Awards[1]			Estimated Future Payouts Under Equity Incentive Plan Awards[2]			All Other Stock Awards: Number of Shares of Stock or Units (#)[3]	Grant Date Fair Value of Stock Awards ($)
		Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)		
Kramer	2/26/2021	$2,662,500	$5,325,000	$10,650,000					
Kramer	2/26/2021				35,079	70,158	126,284		$1,225,660[4]
Kramer	2/26/2021				21,119	42,237	84,474		811,373[5]
Kramer	8/5/2021				2,750	275,000	550,000		5,456,000
Kramer	2/26/2021							190,065	3,194,993
Wells	2/26/2021	725,000	1,450,000	2,900,000					
Wells	2/26/2021				9,552	19,104	34,387		333,747[4]
Wells	2/26/2021				5,751	11,501	23,002		220,934[5]
Wells	8/5/2021				1,000	100,000	200,000		1,984,000
Wells	2/26/2021							51,754	869,985
McClellan	2/26/2021	675,000	1,350,000	2,700,000					
McClellan	2/26/2021				8,893	17,786	32,015		310,721[4]
McClellan	2/26/2021				5,354	10,708	21,416		205,701[5]
McClellan	8/5/2021				900	90,000	180,000		1,785,600
McClellan	2/26/2021							48,185	809,990
Delaney	2/26/2021	675,000	1,350,000	2,700,000					
Delaney	2/26/2021				8,893	17,786	32,015		310,721[4]
Delaney	2/26/2021				5,354	10,708	21,416		205,701[5]
Delaney	8/5/2021				900	90,000	180,000		1,785,600
Delaney	2/26/2021							48,185	809,990
Patterson	2/26/2021	375,000	750,000	1,500,000					
Patterson	6/11/2021	n/a	487,500	975,000					
Patterson	2/26/2021				4,941	9,881	17,786		172,621[4]
Patterson	2/26/2021				2,975	5,949	11,898		114,280[5]
Patterson	8/5/2021				800	80,000	160,000		1,587,200
Patterson	2/26/2021							26,769	449,987
Patterson	3/24/2021							15,328	250,000

1   Grants of the cash portion of our long-term incentive awards were made under the 2017 Performance Plan. For additional information regarding such awards, see "Compensation Discussion and Analysis — Long-Term Compensation — 2021 Grants of Performance-Based Incentives" and "— Intergration Incentive Awards." Mr. Kramer, Mr. Wells, Mr. McClellan, Mr. Delaney and Mr. Patterson received annual cash incentive awards under the Executive Annual Incentive Plan for the year ending December 31, 2021 that were earned and paid out in the amounts of $3,452,800, $1,328,000, $1,244,250, $1,155,000 and $953,630, respectively. For additional information regarding the annual cash incentive awards under the Executive Annual Incentive Plan, see "Compensation Discussion and Analysis — Annual Compensation — 2021 Annual Cash Incentive Payouts."


2 Grants of the equity portion of our long-term incentive awards were made under the 2017 Performance Plan. For additional information regarding such grants, see "Compensation Discussion and Analysis — Long-Term Compensation — 2021 Grants of Performance-Based Incentives" and "— Integration Incentive Awards."

3 Grants of restricted stock units were made under the 2017 Performance Plan. For additional information regarding such grants, see "Compensation Discussion and Analysis — Long-Term Compensation — 2021 Restricted Stock Unit Grants."

4 Represents the grant date fair value of the 2021 performance period for the 2020-2022 performance cycle.

5 Represents the grant date fair value of the 2021 performance period for the 2021-2023 performance cycle.



Outstanding Equity Awards at Fiscal Year-End

The following table sets forth information about outstanding equity awards held by the named executive officers as of December 31, 2021.

| | Option Awards | | | | Stock Awards | | | |
Name	Number of Securities Underlying Unexercised Options Exercisable (#)[1]	Number of Securities Underlying Unexercised Options Unexercisable (#)	Option Exercise Price ($)[2]	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)[3]	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)[3]
Kramer	221,105		$26.44	2/24/2024	821,075[5]	$17,505,319	429,631[10]	$ 9,159,733
	256,993		27.16	2/23/2025				
	259,228		29.90	2/22/2026				
	264,486		35.26	2/27/2027				
		750,000[4]	10.12	2/25/2030				
Wells					162,435[6]	$3,463,114	315,216[10,11]	$ 6,720,405
	110,406	331,218[4]	$10.12	2/25/2030				
McClellan	35,804		$26.44	2/24/2024	151,233[7]	$3,224,288	129,201[10]	$ 2,754,565
	55,725		27.16	2/23/2025				
	51,593		29.90	2/22/2026				
	53,394		35.26	2/27/2027				
	102,792	308,375[4]	10.12	2/25/2030				
Delaney	40,677		$28.09	8/24/2025	151,233[8]	$3,224,288	129,201[10]	$ 2,754,565
	39,010		29.90	2/22/2026				
	34,147		35.26	2/27/2027				
	12,176		32.72	10/9/2027				
	102,792	308,375[4]	10.12	2/25/2030				
Patterson	8,028		$32.72	10/9/2027	99,345[9]	$ 2,118,035	101,778[10]	$ 2,169,907
	57,107	171,319[4]	10.12	2/25/2030				

1 Because the options in this column were fully vested as of December 31, 2021, the vesting schedules for these options are not reported.

2 The exercise price of each option granted under our equity compensation plans is equal to 100% of the per share fair market value of the Common Stock on the date granted (calculated as the closing market price for such date). The option exercise price and/or withholding tax obligations may be paid by delivery of shares of Common Stock valued at the fair market value on the date of exercise.

3 Calculated by multiplying $21.32, the closing market price of our Common Stock on December 31, 2021, by the number of shares of restricted stock, restricted stock units or performance share units that are not vested or are unearned at December 31, 2021.

4 Vests as to one-third of the options on each of February 25, 2022, February 25, 2023 and February 25, 2024.

5 103,492 restricted shares (which Mr. Kramer will receive when the value of the shares is deductible by the Company for federal income tax purposes), 175,395 and 63,355 earned performance share units vest on December 31, 2022 and December 31, 2023, respectively (subject to a three-year relative total shareholder return modifier), and 167,721, 121,047 and 190,065 restricted stock units vest on February 25, 2022, February 25, 2023 and February 26, 2024, respectively.

6 47,760 and 17,251 earned performance share units vest on December 31, 2022 and December 31, 2023, respectively (subject to a three-year relative total shareholder return modifier), and 45,670 and 51,754 restricted stock units vest on February 25, 2022 and February 26, 2024, respectively.


7 44,466 and 16,062 earned performance share units vest on December 31, 2022 and December 31, 2023, respectively (subject to a three-year relative total shareholder return modifier), and 42,520 and 48,185 restricted stock units vest on February 25, 2022 and February 26, 2024, respectively.

8 44,466 and 16,062 earned performance share units vest on December 31, 2022 and December 31, 2023, respectively (subject to a three-year relative total shareholder return modifier), and 42,520 and 48,185 restricted stock units vest on February 25, 2022 and February 26, 2024, respectively.

9 24,703 and 8,923 earned performance share units vest on December 31, 2022 and December 31, 2023, respectively (subject to a three-year relative total shareholder return modifier), and 23,622, 7,664, 26,769 and 7,664 restricted stock units vest on February 25, 2022, March 24, 2023, February 26, 2024 and March 24, 2024, respectively.

10 Unearned performance share units that will vest on December 31, 2022, December 31, 2023 or July 31, 2024, subject to the achievement of performance goals in 2022 and 2023, or the three-year performance period ending July 31, 2024, and a three-year relative total shareholder return modifier.

11 Includes 173,110 unearned leveraged performance share units that will vest on February 24, 2022, subject to the achievement of performance goals during the three-year performance period.

During the restriction period for shares of restricted stock, the recipient is not entitled to delivery of the shares, restrictions are placed on the transferability of the shares, and all or a portion of the shares will be forfeited if the recipient terminates employment for reasons other than as approved by the Compensation Committee. Upon expiration of the restriction period, the appropriate number of shares of Common Stock will be delivered to the grantee free of all restrictions. During the restriction period for shares of restricted stock, the grantee shall be entitled to vote restricted shares and receive dividends. For grants made after April 2013, shares of restricted stock will be credited with notional dividends that vest and are payable in cash (without interest) at the same time and subject to the same conditions as the underlying shares of restricted stock. Restricted stock units do not have any voting rights but receive dividend equivalents that vest and are payable in shares of Common Stock at the same time and subject to the same conditions as the underlying restricted stock units. Earned and unearned, but unvested, performance share units do not have any voting rights and are not entitled to receive dividend equivalents. For additional information regarding the terms of the performance share units, see "Compensation Discussion and Analysis — Long-Term Compensation — 2021 Grants of Performance-Based Incentives."


Option Exercises and Stock Vested

The following table sets forth certain information regarding option exercises by, and the vesting of stock awards for, the named executive officers during 2021.

	Option Awards		Stock Awards	
Name	Number of Shares Acquired on Exercise (#)	Value Realized On Exercise ($)[1]	Number of Shares Acquired on Vesting (#)	Value Realized On Vesting ($)
Kramer	1,310,262	$7,417,253	207,361	$3,897,790[2]
Wells	—	—	53,531	1,003,455[3]
McClellan	140,400	1,183,595	47,940	910,332[4]
Delaney	—	—	44,455	851,749[5]
Patterson	6,097	63,641	23,759	457,423[6]

1   Represents the difference between the exercise price and the fair market value of our Common Stock on the date of exercise.
2   Represents the total value realized upon the vesting of 91,364 performance share awards for 2019-2021, which were paid 100% in shares of Common Stock, and the total value realized upon the vesting of 115,997 restricted stock units.
3   Represents the total value realized upon the vesting of 24,877 performance share awards for 2019-2021, which were paid 100% in shares of Common Stock, and the total value realized upon the vesting of 28,654 restricted stock units.
4   Represents the total value realized upon the vesting of 23,162 performance share awards for 2019-2021, which were paid 100% in shares of Common Stock, and the total value realized upon the vesting of 24,778 restricted stock units.
5   Represents the total value realized upon the vesting of 23,162 performance share awards for 2019-2021, which were paid 100% in shares of Common Stock, and the total value realized upon the vesting of 21,293 restricted stock units.
6   Represents the total value realized upon the vesting of 12,868 performance share awards for 2019-2021, which were paid 100% in shares of Common Stock, and the total value realized upon the vesting of 10,891 restricted stock units.

Defined Contribution Plan Benefits

The Savings Plan is a tax-qualified defined contribution plan that permits eligible employees, including all of the named executive officers, to contribute 1% to 50% of their compensation to their Savings Plan account, subject to an annual contribution ceiling ($19,500 in 2021) and an annual compensation limit ($290,000 in 2021), whichever occurs first. Savings Plan participants who are age 50 or older and contributing at the maximum plan limits or at the annual contribution ceiling are entitled to make "catch-up" contributions annually of an additional 25% of their compensation up to a specified amount ($6,500 in 2021). Participants in the Savings Plan are eligible to receive Company matching contributions and retirement contributions in addition to the retirement benefits described below under "Pension Benefits." Savings Plan participants are also eligible to make after-tax contributions subject to limits imposed by the Internal Revenue Code of 1986, as amended (the "Code"). Contributions are invested, at the direction of the participant, in any one or more of the fifteen available funds and/or in mutual funds under a self-directed account.

Pension Benefits

Goodyear's Salaried Pension Plan is a defined benefit plan qualified under the Code in which U.S.-based salaried employees hired before January 1, 2005 participate, including Mr. Kramer, Mr. McClellan and Mr. Patterson. Accruals in the Salaried Plan were frozen effective December 31, 2008. The Salaried Plan was designed to provide tax-qualified pension benefits for most Goodyear salaried employees. The Salaried Plan contains formulas based on age and service.



These formulas are multiplied by five-year average compensation below and above a breakpoint ($51,000 in 2008, the year the Salaried Plan was frozen), with the result representing a lump sum benefit under the plan. Compensation is held to the qualified plan limit under the Code, which was $230,000 for 2008. A portion of the benefit may be paid by employee contributions. Effective December 31, 2007, all active participants in the Salaried Plan became vested and are entitled to a benefit upon any termination of employment. Benefits are available on a five-year certain and continuous annuity basis at age 65, by converting the lump sum to an annuity. Annuity benefits payable to a participant who retires prior to age 65 are subject to a reduction for each month retirement precedes age 65. Benefits under the Salaried Plan are funded by an irrevocable tax-exempt trust.

Participation in the Salaried Plan was frozen effective December 31, 2004. Subsequent hires, including Mr. Wells and Mr. Delaney, participate in the retirement contributions feature of the Savings Plan. Under the Savings Plan, each participant receives an allocation each pay period equal to a percentage of compensation, with compensation held to the qualified plan limit under the Code. Effective January 1, 2009, Salaried Plan participants, including Mr. Kramer, Mr. McClellan and Mr. Patterson, also began receiving allocations under the retirement contributions feature of the Savings Plan.

Goodyear also maintains the Supplementary Plan, a non-qualified plan which provides additional retirement benefits to our officers and certain other key employees, including all of the named executive officers. The Supplementary Plan was closed to new entrants effective December 31, 2021. The Supplementary Plan provides pension benefits to participants who retire with at least 30 years of service, retire after age 55 with at least ten years of service or retire after age 65 with at least five years of service. The formula for an annuity benefit is based on a percentage determined using credited service (22% with 10 years, 38% with 20 years, 48% with 30 years and 54% with 40 years) times five-year average compensation above the breakpoint ($71,400 in 2021), with compensation inclusive of base salary and annual incentive payments. The five-year average compensation uses the highest five calendar years, not necessarily consecutive, out of the last ten years. Benefits are offset for the Salaried Plan, the retirement contributions feature of the Savings Plan, applicable non-U.S. benefits and certain prior employer benefits. Under the Supplementary Plan, benefits payable to a participant who retires prior to age 62 are subject to a reduction of 0.4% for each month retirement precedes age 62. All benefits from the Supplementary Plan will be paid in a lump sum. For participants considered to be among the top 50 wage earners of the Company, benefits cannot be distributed prior to six months after separation of service. Mr. Kramer, Mr. Wells and Mr. McClellan are vested in their Supplementary Plan benefits.

Mr. Kramer, Mr. McClellan and Mr. Patterson are eligible for immediate commencement of the benefit from the Salaried Plan as of December 31, 2021. Mr. Wells and Mr. Delaney are not participants in the Salaried Plan. The chart below indicates the date at which each named executive officer is or will be eligible to receive a benefit from the Supplementary Plan.

SUPPLEMENTARY PLAN

Name	Earliest Eligibility for Benefit Commencement
Kramer	Currently eligible
Wells[1]	Currently eligible
McClellan	Currently eligible
Delaney	September 1, 2025
Patterson	October 1, 2028

1   Under the terms of the Supplementary Plan, Mr. Wells retains vesting credit for his prior eligible service at Goodyear, but did not retain any of the previously accrued benefits for that prior service.


We also maintain a non-qualified defined benefit Excess Benefit Plan that pays an additional pension benefit over that paid from the Salaried Plan if a participant does not meet the eligibility requirements of the Supplementary Plan. For employees hired after December 31, 2004, and for all employees as of December 31, 2008, who do not meet the eligibility requirements of the Supplementary Plan, there is a corresponding defined contribution Excess Benefit Plan that mirrors the retirement contributions feature of the Savings Plan. Like the qualified plans, effective December 31, 2008 accruals were frozen under the defined benefit Excess Benefit Plan and all affected participants began receiving defined contribution allocations under the defined contribution Excess Benefit Plan.

The Pension Benefits table below shows for the named executive officers the number of years of credited service, present value of accumulated benefit and payments during the last fiscal year, for each defined benefit plan.

The "Present Value of Accumulated Benefit" is the lump sum value as of December 31, 2021 of the expected pension benefit payable at age 62 that was earned as of December 31, 2021. That is, the benefit reflects service and compensation only through 2021, not projected for future years. The benefit payment at age 62 is assumed to be the lump sum form. The present value is measured using the same assumptions used for financial reporting purposes (and which are set forth following the Pension Benefits Table), with the exception of the commencement age. The commencement age is assumed to be 62 because that is the age at which the Supplementary Plan benefit is payable with no reduction for early retirement. If a participant would not have 10 years of service at age 62, then the benefit is assumed to be payable at the age when 10 years of service would be attained.

Generally, a participant's years of credited service under the Supplementary Plan are based on years of employment with Goodyear. However, in the past, credit for service prior to employment with Goodyear was infrequently granted. Mr. Kramer received 13.6 additional years of credited service following his hiring by Goodyear in respect of service with a prior employer. The benefits paid to Mr. Kramer under the Supplementary Plan will be reduced by amounts he is entitled to receive under the pension plan maintained by his prior employer. Due to this service grant, the present value of accumulated benefit in the Pension Benefits Table is $6,372,181 higher for Mr. Kramer. None of the other named executive officers have received any additional years of credited service.

The Compensation Committee has adopted a policy prohibiting the grant of additional service credit to participants in the Supplementary Plan.

Name	Plan Name	Number of Years Credited Service (#)	Present Value of Accumulated Benefit ($)[1]	Payments During Last Fiscal Year ($)
Kramer	Supplementary Pension Plan	35.42	$28,287,863	$—
	Salaried Pension Plan	8.83	404,641	—
Wells	Supplementary Pension Plan	3.25	1,175,370	—
McClellan	Supplementary Pension Plan	34.00	9,927,325	—
	Salaried Pension Plan	21.00	728,846	—
Delaney	Supplementary Pension Plan	6.33	1,956,598	—
Patterson	Supplementary Pension Plan	19.50	3,144,717	—
	Salaried Pension Plan	6.58	193,626	—

1   All amounts shown are estimates as of December 31, 2021; the actual benefits to be paid to the named executive officers will be based on their credited service, compensation, and other factors at the time of their retirement.


The amounts set forth in the table above are based on the following assumptions:

- the measurement date is December 31, 2021

- the form of payment is a lump sum

- the interest rate used to calculate the Supplementary Plan lump sum payment for benefits commencing in 2022 or later: 0.50%

- the interest rate used to calculate the Salaried Plan lump sum payment for benefits commencing in 2022 or later: 2.88% (Mr. Kramer, Mr. McClellan and Mr. Patterson)

- the mortality assumptions used to calculate the lump sum are those set forth in Code Section 417(e) for the Salaried Plan and those set forth in UP-1984 Mortality for the Supplementary Plan

- the discount rate used to determine the present value of the accumulated benefit is 2.48% for the Supplementary Plan and 2.88% for the Salaried Plan

- the benefit commencement age is the later of age 62 and the age at which 10 years of service is attained (or, if older, age at the measurement date)

- the accumulated benefit is calculated based on credited service and pay as of December 31, 2021 (for the Salaried Plan, credited service and pay as of December 31, 2008).

Nonqualified Deferred Compensation

The Deferred Compensation Plan is a non-qualified deferred compensation plan that provides named executive officers and certain other highly compensated employees the opportunity to defer their base salary and annual incentive payments. Deferred amounts may be invested in one of five investment alternatives or, with respect to annual incentive payments, Goodyear stock units. Four of these investment alternatives are funds managed by The Northern Trust Company, and currently include a money market fund, an equity index fund, a bond fund and a balanced fund. The average interest rate payable with respect to funds invested in the Northern Trust money market fund was 0.01% for the year ended December 31, 2021. The fifth investment vehicle is a growth fund managed by American Century Investments. Investment elections among the five investment alternatives may be changed daily. Deferrals of annual incentive payments into Goodyear stock units will result in a 20% premium paid in stock units that will vest in one year. There is no guaranteed return associated with any deferred amounts, and deferred amounts are subject to the claims of creditors in the event of our bankruptcy. Distribution of deferred amounts may begin after separation of service or in a selected number of years ranging from one to 20. Payment of deferred amounts will be in a lump sum or up to 15 annual installments, as elected at the time of deferral. Redeferral of amounts originally deferred prior to January 1, 2005 is allowed only if elected one year prior to the scheduled payout. Any stock units are converted to shares of Common Stock and distributed to the participant on March 31 of the fourth year following the end of the plan year under which the award was earned.


The following table sets forth certain information regarding nonqualified deferred compensation of the named executive officers.

Name	Executive Contributions in Last FY ($)[1]	Registrant Contributions in Last FY ($)	Aggregate Earnings in Last FY ($)[2]	Aggregate Withdrawals/ Distributions ($)	Aggregate Balance at Last FYE ($)
Kramer	—	—	$29,894	—	$223,619
Wells	—	—	—	—	—
McClellan	—	—	—	—	—
Delaney	—	—	—	—	—
Patterson	—	—	—	—	—

1   Represents deferral in 2021 of base salary and/or annual incentive payments in respect of performance in 2020.

2   No portion of these earnings were included in the Summary Compensation Table because the Deferred Compensation Plan does not provide for "above-market" or preferential earnings as defined in applicable SEC rules and regulations.

Potential Payments Upon Termination or Change-in-Control

We provide for the payment of severance and certain other benefits to our named executive officers upon certain types of terminations of employment, as described below.

EXECUTIVE SEVERANCE PLAN

The Executive Severance Plan provides severance benefits to the Company's officers, including all of the named executive officers, as follows:

(1)   If a participant's employment is terminated by the Company and its affiliates other than for Cause (as such term is defined below), death or disability (and other than in connection with a change-in-control, as described in paragraph (2) below), such participant will generally receive: (i) earned but unpaid base salary and annual incentive compensation and accrued paid vacation, sick leave, sabbatical, holiday and other paid time off; (ii) a pro-rated annual incentive payment based on actual performance for the entire fiscal year in an amount not to exceed the participant's target annual incentive; (iii) a cash severance payment equal to the sum of the participant's base salary and target annual incentive at the time of severance multiplied by the participant's severance multiple, which is established by the Compensation Committee and currently ranges from 1.0x to 2.0x; (iv) if the sum of the participant's age plus years of credited service is equal to or greater than 75, vesting of the participant's benefit under the Supplementary Plan; (v) continued health care coverage for a number of years equal to the participant's severance multiple; and (vi) outplacement services in an amount not to exceed $25,000. Mr. Kramer's severance multiple is 2.0x and each of the other named executive officers' severance multiple is 1.5x.

(2)   If a participant's employment is terminated involuntarily other than for Cause, death, disability or mandatory retirement or by the participant for Good Reason during the pendency of, and for ninety days following the cessation of, a Potential Change in Control (as such term is defined below) or within two years following a Change in Control (as such term is defined below), such participant will generally receive: (i) earned but unpaid base salary and annual incentive compensation and accrued paid vacation, sick leave, sabbatical, holiday and other paid time off; (ii) a pro-rated annual



incentive payment based on the participant's target annual incentive; (iii) a cash severance payment equal to twice the sum of the participant's base salary and target annual incentive; (iv) if the participant has at least five years of service, vesting of the participant's Supplementary Plan benefit; (v) continued health care coverage for up to two years; and (vi) outplacement services in an amount not to exceed $25,000 and reimbursement for certain legal fees incurred in connection with certain claims made under the Executive Severance Plan.

To be eligible to receive the benefits described above, the participant must execute a release and agree, among other things, to certain confidentiality, non-disparagement, non-solicitation and non-competition covenants.

The Executive Severance Plan has been effective since February 28, 2013 and now renews for one-year periods unless the Company provides notice, at least 90 days prior to the end of the current term, of its intent not to renew the Executive Severance Plan. The Executive Severance Plan automatically renewed for an additional one-year period ending on February 28, 2023.

As used in the Executive Severance Plan:

"*Cause*" means (1) the continued failure by an eligible employee to substantially perform the employee's duties with the Company (other than any such failure resulting from the employee's incapacity due to physical or mental illness), (2) the engaging by the employee in conduct which is demonstrably injurious to the Company, monetarily or otherwise, (3) the employee committing any felony or any crime involving fraud, breach of trust or misappropriation or (4) any breach or violation of any agreement relating to the employee's employment with the Company where the Company, in its discretion, determines that such breach or violation materially and adversely affects the Company.

A "*Change in Control*" shall be deemed to have occurred if the event set forth in any one of the following paragraphs shall have occurred:

(1)   any person is or becomes the beneficial owner (as defined in Rule 13d-3 under the Securities Exchange Act of 1934), directly or indirectly, of securities of the Company (not including in the securities beneficially owned by such person any securities acquired directly from the Company other than securities acquired by virtue of the exercise of a conversion or similar privilege or right unless the security being so converted or pursuant to which such right was exercised was itself acquired directly from the Company) representing 20% or more of (A) the then outstanding shares of Common Stock of the Company or (B) the combined voting power of the Company's then outstanding voting securities entitled to vote generally in the election of directors; or

(2)   the following individuals cease for any reason to constitute a majority of the number of directors then serving on the Board of Directors (the "*Incumbent Board*"): individuals who, on February 28, 2013, constitute the Board of Directors and any new director (other than a director whose initial assumption of office is in connection with an actual or threatened election contest, including, without limitation, a consent solicitation, relating to the election of directors of the Company) whose appointment or election by the Board of Directors or nomination for election by the Company's shareholders was approved or recommended by a vote of at least two-thirds of the directors then still in office who either were directors on February 28, 2013 or whose appointment, election or nomination for election was previously so approved or recommended; or

(3)   there is consummated a merger or consolidation of the Company or any direct or indirect subsidiary of the Company with any other corporation, other than a merger or consolidation pursuant to which (A) the voting securities of the Company outstanding immediately prior to such merger or consolidation will continue to represent (either by remaining outstanding



or by being converted into voting securities of the surviving entity or any parent thereof) more than 50% of the outstanding shares of common stock, and the combined voting power of the then outstanding voting securities entitled to vote generally in the election of directors, as the case may be, of the Company or such surviving entity or any parent thereof outstanding immediately after such merger or consolidation, (B) no person will become the beneficial owner, directly or indirectly, of securities of the Company or such surviving entity or any parent thereof representing 20% or more of the outstanding shares of common stock or the combined voting power of the outstanding voting securities entitled to vote generally in the election of directors (except to the extent that such ownership existed prior to such merger or consolidation) and (C) individuals who were members of the Incumbent Board will constitute at least a majority of the members of the board of directors of the corporation (or any parent thereof) resulting from such merger or consolidation; or

(4)   the shareholders of the Company approve a plan of complete liquidation or dissolution of the Company or there is consummated an agreement for the sale or disposition by the Company of all or substantially all of the Company's assets, other than a sale or disposition by the Company of all or substantially all of the Company's assets to an entity, (A) more than 50% of the outstanding shares of common stock, and the combined voting power of the then outstanding voting securities entitled to vote generally in the election of directors, as the case may be, of which (or of any parent of such entity) is owned by shareholders of the Company in substantially the same proportions as their ownership of the Company immediately prior to such sale, (B) in which (or in any parent of such entity) no person is or becomes the beneficial owner, directly or indirectly, of securities of the Company representing 20% or more of the outstanding shares of common stock resulting from such sale or disposition or the combined voting power of the outstanding voting securities entitled to vote generally in the election of directors (except to the extent that such ownership existed prior to such sale or disposition) and (C) in which (or in any parent of such entity) individuals who were members of the Incumbent Board will constitute at least a majority of the members of the board of directors.

"*Good Reason*" means the occurrence during the pendency of, and for ninety days following the cessation of, a Potential Change in Control or within two years following a Change in Control, without the affected eligible employee's written consent, of any of the following:

(1)   the assignment to the employee of duties that are materially inconsistent with the employee's authority, duties or responsibilities immediately prior to a Potential Change in Control or, in the absence thereof, a Change in Control (other than pursuant to a transfer or promotion to a position of equal or enhanced responsibility or authority) or any other action by the Company which results in a material diminution in such authority, duties or responsibilities, excluding for this purpose an isolated, insubstantial and inadvertent action not taken in bad faith and which is remedied by the Company promptly after receipt of notice thereof given by the employee, provided, however, that any such material diminution that is primarily a result of the Company no longer being a publicly traded entity or becoming a subsidiary or division of another entity shall not be deemed "Good Reason" for purposes of the Executive Severance Plan, except that an employee shall have Good Reason if the Company is no longer a publicly traded entity and, immediately before the Change in Control that caused the Company no longer to be a publicly traded entity, substantially all of the employee's duties and responsibilities related to public investors or government agencies that regulate publicly traded entities;

(2)   a change in the location of such employee's principal place of business by more than 50 miles when compared to the employee's principal place of business immediately before a Potential Change in Control or, in the absence thereof, a Change in Control;

(3)   a material reduction in the Employee's annual base salary or target annual incentive opportunity from that in effect immediately before a Potential Change in Control or, in the absence thereof, a Change in Control; and

(4) the failure by any successor (whether direct or indirect, by purchase, merger, consolidation or otherwise) to all or substantially all of the business and/or assets of the Company, to expressly assume and agree to perform the Executive Severance Plan in the same manner and to the same extent that the Company would be required to perform it if no succession had taken place.

A "*Potential Change in Control*" shall be deemed to have occurred if the event set forth in any one of the following paragraphs shall have occurred:

(1) the Company enters into an agreement, the consummation of which would result in the occurrence of a Change in Control;

(2) the Company or any person publicly announces an intention to take or to consider taking actions which, if consummated, would constitute a Change in Control;

(3) any person becomes the beneficial owner, directly or indirectly, of securities of the Company (not including in the securities beneficially owned by such person any securities acquired directly from the Company other than securities acquired by virtue of the exercise of a conversion or similar privilege or right unless the security being so converted or pursuant to which such right was exercised was itself acquired directly from the Company) representing 20% or more of either the then outstanding shares of Common Stock of the Company or the combined voting power of the Company's then outstanding voting securities; or

(4) the Board adopts a resolution to the effect that a Potential Change in Control has occurred.

The description above is meant only to be a summary of the provisions of the Executive Severance Plan. The Executive Severance Plan was an exhibit to a Form 8-K filed with the SEC on March 6, 2013.

QUANTIFICATION OF TERMINATION BENEFITS

The table below shows amounts that would be payable to each of the named executive officers, as of December 31, 2021, upon the termination of their employment in the circumstances indicated in each row of the table. The amounts shown are calculated on the assumption that the triggering event occurred on December 31, 2021. We have assumed that, if a named executive officer resigned or was terminated for Cause, the Compensation Committee would have exercised its discretion to cancel any outstanding awards in respect of the performance cycles ending on December 31, 2021 prior to the payment of those awards in February 2022. Other assumptions used to determine the amounts shown are described below.

Cash Severance. The amounts shown in the rows captioned "Termination Without Cause" and "Involuntary Termination Within Two Years of Change in Control" are calculated in accordance with the terms of the Executive Severance Plan. (See "Executive Severance Plan" above.) Cash severance is not payable in any other circumstance.

Annual and Long-Term Cash Incentives. The amounts shown in the table for annual and long-term cash incentives are the amounts earned for the annual or three-year performance cycles ended December 31, 2021. The amounts shown in the rows captioned "Death/Disability" and "Retirement" also include the amounts earned but not yet payable for completed performance periods under the 2020-2022 and 2021-2023 long-term cash incentive awards. The amounts shown in the row captioned "Involuntary Termination Within Two Years of Change in Control" also include (a) the amounts earned but not yet payable for completed performance periods and (b) the unearned amounts at the target amount of the award opportunity for uncompleted performance periods under the 2020-2022 and 2021-2023 long-term cash incentive awards.



Equity. The amounts shown in the table for equity with respect to restricted stock units in the rows captioned "Death/ Disability" and "Retirement" reflect pro-rata vesting, and in the row captioned "Involuntary Termination Within Two Years of Change in Control" reflect the full vesting, of the restricted stock units upon the occurrence of those events. In each case, the amounts shown are calculated based on a per share price of $21.32, the closing market price of our Common Stock on December 31, 2021.

The amounts shown in the table for equity with respect to performance share awards are the amounts earned for the three-year performance cycle ended December 31, 2021. The amounts shown in the rows captioned "Death/Disability" and "Retirement" also include the amounts earned but not yet payable for completed performance periods under the 2020-2022 and 2021-2023 performance share awards. The amounts shown in the row captioned "Involuntary Termination Within Two Years of Change in Control" also include (a) the amounts earned but not yet payable for completed performance periods and (b) the unearned amounts at the target amount of the award opportunity for uncompleted performance periods under the 2020-2022 and 2021-2023 performance share awards and the Value Creation Plan performance share awards. In each case, the amounts shown are calculated based on a per share price of $21.32, the closing market price of our Common Stock on December 31, 2021.

Our equity compensation plans provide that unexercised stock options terminate automatically if the optionee ceases to be an employee of Goodyear or one of its subsidiaries for any reason, except that (a) upon retirement or disability of the optionee more than six months after the grant date, each stock option will become immediately exercisable and remain exercisable until the earlier of five years or its expiration date, (b) in the event of the death of the optionee more than six months after the grant date, each stock option will become immediately exercisable and remain exercisable until the earlier of three years after the date of death of the optionee or its expiration date, and (c) for options granted on or after June 8, 2010, in the event of the termination of the optionee's employment by us other than for cause, each vested stock option will remain exercisable for 90 days following the date of termination of their employment. For these purposes, resignations, terminations without cause, and involuntary terminations upon a change in control are treated like a retirement if the employee is eligible for retirement as of the date of termination. Mr. Kramer and Mr. McClellan were eligible for retirement on December 31, 2021.

Additional Retirement Benefits. The table below shows the additional retirement benefits, if any, that would be payable to the named executive officer if the named executive officer's employment was terminated on December 31, 2021, and that named executive officer was vested in the benefit as of that date. Mr. Kramer, Mr. Wells and Mr. McClellan are vested in their Supplementary Plan benefit. Mr. Delaney is not yet vested in a Supplementary Plan benefit, is not eligible to participate in the Salaried Plan or the defined benefit Excess Benefit Plan, and would instead receive substantially smaller benefits from the defined contribution Excess Benefit Plan. Mr. Patterson is not yet vested in a Supplementary Plan benefit, and would instead receive a substantially smaller benefit from the Salaried Plan and the defined contribution Excess Benefit Plan. The Supplementary Plan and Salaried Plan amounts shown in the Pension Benefits table are the present values at December 31, 2021 of benefits that would be payable in lump sum form at the later of age 62 and the age at which 10 years of service is attained (or age at December 31, 2021, if older than 62). The amounts shown in the table below are the additional amounts that would be payable, together with the amounts shown in the Pension Benefits table, in lump sum form after termination of employment at December 31, 2021. The additional amounts are solely due to differences in the assumptions used to value the benefit as of December 31, 2021.

In the event of an "Involuntary Termination Within Two Years of Change in Control," Mr. Delaney's benefits under the Supplementary Plan will become vested since he has five years of credited service. For Mr. Delaney, the difference between the amount payable from the Supplementary Plan upon a triggering event ($2,395,618) and the value presented in the Pension Benefits table ($1,956,598) is solely due to differences in the assumptions used in the calculations. In the event of an "Involuntary Termination Within Two Years of Change in Control," Mr. Patterson's benefits under the Supplementary Plan will become vested since he has five years of credited service. For Mr. Patterson, the difference between the amount payable from the Supplementary Plan upon a triggering event ($2,750,315) and the value presented in the Pension Benefits table ($3,144,717) is solely due to differences in the assumptions used in the calculations.

All Other Benefits. The amounts shown for all other benefits for each scenario include the payment of accrued vacation. In addition, the amounts shown in the row captioned "Termination Without Cause" include reimbursement of COBRA payments and payments for outplacement services (capped at $25,000), and the amounts shown in the row captioned "Involuntary Termination Within Two Years of Change in Control" include reimbursement of COBRA payments, payments for outplacement services (capped at $25,000), and reimbursement for legal fees, if any (assumed to be $0 for purposes of the table below).

Name	Triggering Event	Cash Severance	Annual and Long-Term Cash Incentives	Equity	Additional Retirement Benefits	All Other Benefits	Total
Kramer	Death/Disability	$ —	$15,139,400	$27,673,751	$2,669,909	$150,000	$45,633,060
	Retirement	—	15,139,400	27,673,751	2,669,909	150,000	45,633,060
	Termination Without Cause	6,760,000	15,139,400	27,673,751	2,669,909	216,354	52,459,414
	Involuntary Termination Within Two Years of Change in Control	6,760,000	20,464,400	37,012,925	2,669,909	216,354	67,123,588
Wells	Death/Disability	—	4,976,737	7,654,269	107,818	—	12,738,824
	Retirement	—	4,510,350	3,019,807	107,818	—	7,637,975
	Termination Without Cause	2,400,000	6,510,350	3,019,807	107,818	57,789	12,095,764
	Involuntary Termination Within Two Years of Change in Control	3,200,000	7,960,250	14,423,535	107,818	68,718	25,760,321
McClellan	Death/Disability	—	4,207,050	7,126,413	889,787	77,885	12,301,135
	Retirement	—	4,207,050	7,126,413	889,787	77,885	12,301,135
	Termination Without Cause	2,306,250	4,207,050	7,126,413	889,787	126,232	14,655,732
	Involuntary Termination Within Two Years of Change in Control	3,075,000	5,557,050	9,926,470	889,787	134,015	19,582,322
Delaney	Death/Disability	—	4,117,800	6,389,006	—	57,692	10,564,498
	Termination Without Cause	2,250,000	2,317,800	493,814	—	115,892	5,177,506
	Involuntary Termination Within Two Years of Change in Control	3,000,000	5,467,800	9,926,470	2,395,618	126,958	20,916,846
Patterson	Death/Disability	—	2,739,685	3,654,944	—	47,500	6,442,129
	Termination Without Cause	1,852,500	1,599,630	274,346	—	105,289	3,831,765
	Involuntary Termination Within Two Years of Change in Control	2,470,000	3,837,130	6,481,068	2,750,314	116,218	15,654,730

Director Compensation Table

The table below sets forth information regarding the compensation paid to our non-management directors during 2021.

Name	Fees Earned or Paid in Cash ($)	Stock Awards ($)[1]	All Other Compensation ($)[2]	Total ($)
Firestone	$151,250	$145,000	$—	$296,250
Geissler	130,000	145,000	1,603	276,603
Hellman	130,000	145,000	—	275,000
Koellner	185,000	145,000	—	330,000
Lewis	93,571	68,118	—	161,689
Mahendra-Rajah	72,143	44,217	2,585	118,945
McCollough	130,000	145,000	—	275,000
McGlade	151,250	145,000	—	296,250
Palmore	145,000	145,000	—	290,000
Siu	130,000	145,000	—	275,000
Streeter	145,000	145,000	—	290,000
Wessel	130,000	145,000	—	275,000
Williams	145,000	145,000	1,790	291,790

1   Represents quarterly grants of restricted stock units pursuant to the Outside Directors' Equity Participation Plan. For further information regarding this plan, see the description below.

As of December 31, 2021, the following directors held the total number of restricted stock units and deferred share equivalent units indicated next to his or her name:

Name	Number of Restricted Stock Units	Number of Deferred Share Equivalent Units	Total Share Equivalents
Firestone	112,655	4,337	116,992
Geissler	87,565	—	87,565
Hellman	91,167	—	91,167
Koellner	54,667	16,861	71,528
Lewis	3,779	—	3,779
Mahendra-Rajah	2,407	—	2,407
McCollough	112,655	7,527	120,182
McGlade	69,374	—	69,374
Palmore	72,606	—	72,606
Siu	25,361	—	25,361
Streeter	112,384	—	112,384
Wessel	112,655	14,219	126,874
Williams	32,913	—	32,913

2   Represents income associated with the Company's provision of up to two sets of automobile tires per year to the directors.


Goodyear directors who are not officers or employees of Goodyear or any of its subsidiaries receive, as compensation for their services as a director, a combination of cash retainer and stock awards pursuant to the Outside Directors' Equity Participation Plan (the "Directors' Equity Plan").

The Compensation Committee reviews pay levels for non-management directors each year with assistance from its compensation consultant, who prepares a comprehensive assessment of Goodyear's non-management director compensation program. That assessment includes benchmarking of director compensation against the same peer group used for executive compensation purposes, an update on recent trends in director compensation, and a review of related corporate governance best practices. Following that review, the Board of Directors, consistent with the recommendation of the Compensation Committee, kept the outside directors' annual cash compensation at $130,000, increased the grant date fair value of annual stock awards from $145,000 to $160,000, and increased the additional amounts payable to the chairpersons of the Audit and Compensation Committees from $20,000 to $25,000, effective October 1, 2021. On a full year basis, the Lead Director receives an additional $55,000, the chairpersons of the Audit and Compensation Committees receive an additional $25,000, and the chairpersons of all other committees receive an additional $15,000. Any director who attends more than 24 Board and committee meetings will receive $1,700 for each additional meeting attended ($1,000 if the meeting was attended virtually or by telephone). In addition, the Board may form special committees from time to time and determine the compensation of the chairperson of such committees. Travel and lodging expenses incurred in attending Board and committee meetings are paid by Goodyear. Mr. Kramer did not receive additional compensation for his service as a director.

Outside directors also participate in the Directors' Equity Plan, which is intended to further align the interests of directors with the interests of shareholders by making part of each director's compensation dependent on the value and appreciation over time of our Common Stock. For 2021, each eligible director received a quarterly grant of restricted stock units with a grant date fair value of $36,250 for the first, second and third quarters of 2021 and $40,000 for the fourth quarter of 2021, payable on the first business day of the subsequent calendar quarter based on the closing market price of our Common Stock on that date. These restricted stock units will be paid to directors in shares of Common Stock on the fifth business day of the quarter following the quarter during which the director leaves the Board. The Directors' Equity Plan also permits each participant annually to elect to have 25%, 50%, 75% or 100% of his or her cash retainer and meeting fees deferred and converted into share equivalent units based on the closing market price of our Common Stock on the payment date. Under the Directors' Equity Plan, the restricted stock units and share equivalent units receive dividend equivalents at the same rate as our Common Stock, which dividends will be converted into restricted stock units or share equivalent units, as the case may be, based on the closing market price of our Common Stock on the dividend payment date. Share equivalent units accrued prior to October 1, 2010 will be converted to a dollar value at the closing market price of our Common Stock on the later of the first business day of the seventh month following the month during which the participant ceased to be a director and the fifth business day of the year next following the year during which the participant ceased to be a director. Amounts earned and vested on or after January 1, 2005, will be paid out in a lump sum on the fifth business day following the conversion from share equivalent units to a dollar value. Share equivalent units accrued on or after October 1, 2010 will be paid to directors in shares of Common Stock on the fifth business day of the quarter following the quarter during which the director leaves the Board.


The stockholding guidelines for directors specify that a director must accumulate and hold a number of shares equal in value to five times the annual cash retainer. Shares owned directly and restricted stock units and share equivalent units accrued to a Directors' Equity Plan account are counted as ownership in assessing compliance with the guidelines. The stock price to be used in assessing compliance with the guidelines as of May 1st of each year will be the average closing stock price for the prior 60-day period. During 2021, each of our directors complied with our stockholding guidelines.

Risks Related To Compensation Policies And Practices

We have reviewed our compensation policies and practices for our employees and have concluded that the risks arising from those policies and practices are not reasonably likely to have a material adverse effect on us.

Pay Ratio

For 2021, the annual total compensation of the CEO, as set forth in the Summary Compensation Table, was $21,415,578, and the median of the annual total compensation of all employees, other than the CEO, was $43,746, resulting in a ratio of 490:1 (the "pay ratio").

In determining the median employee, we collected information regarding taxable wages for all employees, defined consistently with applicable SEC regulations, of the Company and its consolidated subsidiaries as of October 1, 2020 for the period beginning January 1, 2020 and ending September 30, 2020. Taxable wages generally included an employee's actual income, including wages, overtime, bonuses and other cash incentives, that are subject to taxation in the applicable jurisdiction. We converted earnings paid in local currencies to U.S. dollars by applying the average exchange rate used for the preparation of our financial statements for the period from January 1, 2020 to September 30, 2020.

For 2021, we used the same median employee that was identified in 2020. As permitted by applicable SEC regulations, in 2021, we omitted the approximately 10,000 employees of Cooper Tire when considering whether we needed to identify a new median employee. There has been no change in our legacy employee population or employee compensation arrangements that we believe would significantly impact our pay ratio disclosure.

We did not utilize the "de minimis" exception, statistical sampling or other similar methods, or any cost-of-living adjustment, as permitted by applicable SEC regulations, in calculating the pay ratio.



BENEFICIAL OWNERSHIP OF COMMON STOCK

The persons identified in the table below have reported that they beneficially owned more than 5% of the outstanding shares of the Common Stock as follows:

Name and Address of Beneficial Owner	Shares of Common Stock Beneficially Owned	Percent of Common Stock Outstanding Beneficially Owned
BlackRock, Inc. 55 East 52nd Street New York, New York 10055	33,238,289[1]	11.8%
The Vanguard Group, Inc. 100 Vanguard Blvd. Malvern, Pennsylvania 19355	27,912,321[2]	9.9%
AllianceBernstein L.P. 1345 Avenue of the Americas New York, New York 10105	19,559,049[3]	6.9%

1 At December 31, 2021, sole voting power in respect of 32,172,031 shares and sole dispositive power in respect of 33,238,289 shares, as stated in a Schedule 13G/A filed with the SEC on January 27, 2022.

2 At December 31, 2021, shared voting power in respect of 266,574 shares, sole dispositive power in respect of 27,414,271 shares and shared dispositive power in respect of 498,050 shares, as stated in a Schedule 13G/A filed with the SEC on February 10, 2022.

3 At December 31, 2021, sole voting power in respect of 17,199,312 shares, sole dispositive power in respect of 19,270,446 shares and shared dispositive power in respect of 288,603 shares, as stated in a Schedule 13G filed with the SEC on February 14, 2022.

In addition, The Northern Trust Company, 333 S. Wabash Avenue, Chicago, Illinois 60604, has indicated that at the record date it held 3,116,752 shares, or approximately 1.1% of the outstanding shares, of Common Stock as the trustee of various employee savings plans sponsored by Goodyear.


On February 15, 2022, each director and nominee, each named executive officer, and all directors, nominees and executive officers as a group, beneficially owned the number of shares of Common Stock set forth in the table below.

Name	Beneficial Ownership at February 15, 2022[1]				
	Shares of Common Stock Owned Directly[2]	Shares of Common Stock Held in Savings Plan[3]	Shares of Common Stock Subject to Exercisable Options[4]	Deferred Share Equivalent Units and Restricted Stock Units	Percent of Class
James A. Firestone	-0-	-0-	-0-	118,828[6]	*
Werner Geissler	50,000	-0-	-0-	89,402[6]	*
Peter S. Hellman	-0-	-0-	-0-	93,004[6]	*
Laurette T. Koellner	-0-	-0-	-0-	73,365[6]	*
Karla R. Lewis	-0-	-0-	-0-	5,616[6]	*
Prashanth Mahendra-Rajah	-0-	-0-	-0-	4,616[6]	*
W. Alan McCollough	-0-	-0-	-0-	122,018[6]	*
John E. McGlade	-0-	-0-	-0-	71,210[6]	*
Roderick A. Palmore	-0-	-0-	-0-	74,442[6]	*
Hera Siu	-0-	-0-	-0-	27,197[6]	*
Stephanie A. Streeter	-0-	-0-	-0-	114,221[6]	*
Michael R. Wessel	-0-	-0-	-0-	128,710[6]	*
Thomas L. Williams	-0-	-0-	-0-	34,750[6]	*
Richard J. Kramer	640,822[5]	250	1,251,812	479,349[7,8]	*
Darren R. Wells	43,961	-0-	220,812	97,424[8]	*
Christopher R. Delaney	55,391	-0-	331,594	90,705[8]	*
Stephen R. McClellan	125,666	1,836	402,100	90,705[8]	*
Ryan G. Patterson	30,820	-0-	122,242	65,719[8]	*
All directors, nominees, named executive officers and all other executive officers as a group (24 persons)	1,010,191	5,642	2,340,315	2,067,955	1.2%

* Less than 1%

1 The number of shares indicated as beneficially owned by each of the directors, nominees and named executive officers, and by all directors, nominees and executive officers as a group, and the percentage of Common Stock outstanding beneficially owned by each person and the group, has been determined in accordance with Rule 13d-3(d)(1) promulgated under the Securities Exchange Act of 1934.

2 Unless otherwise indicated in a subsequent note, each person named and each member of the group has voting and investment power with respect to the shares of Common Stock shown.

3 Shares held in trust under Goodyear's Employee Savings Plan for Salaried Employees.

4 Shares that may be acquired upon the exercise of options which are exercisable on or prior to April 16, 2022.

5 Includes 103,492 shares acquired under Restricted Stock Purchase Agreements.

6 Deferred share equivalent units and restricted stock units, each equivalent to a share of Common Stock, accrued to accounts of the director under Goodyear's Outside Directors' Equity Participation Plan. Deferred share equivalent units are payable in cash, and restricted stock units are payable in Common Stock, following retirement from the Board of Directors. See "Director Compensation Table" at page 79.

7 Includes 516 units, each equivalent to a share of Common Stock, deferred pursuant to performance awards earned, and payable in cash, shares of Common Stock, or any combination thereof, at the election of the executive officer.

8 Restricted stock units, each equivalent to a share of Common Stock, that vest and convert into shares of Common Stock following a specified service period.



RELATED PERSON TRANSACTIONS

During 2021, Goodyear and its subsidiaries, in the ordinary course of their business and at competitive prices and terms, made sales to or purchases from, or engaged in other transactions with, corporations of which certain Goodyear non-management directors are directors and/or executive officers. Goodyear does not consider the transactions to be material to its business and believes such transactions were not material in relation to the business of such other corporations or the interests of the directors concerned.

On an annual basis, each director and executive officer is obligated to complete a Director and Officer Questionnaire that requires disclosure of any transactions with the Company in which the director or executive officer, or any member of his or her immediate family, have a direct or indirect material interest. Under the "Board of Directors and Executive Officers Conflict of Interest Policy," directors and executive officers are expected to promptly disclose actual and potential conflicts of interest to Goodyear's General Counsel, who may consult with the Chairman of the Governance Committee or the Lead Director on matters of interpretation of the policy. Any waivers of the policy are required to be approved by the Board of Directors, and any such waivers will be promptly disclosed to shareholders.



PROPOSAL 3 — APPROVAL OF THE 2022 PERFORMANCE PLAN

At the Annual Meeting, we will ask our shareholders to approve Goodyear's 2022 Performance Plan (the "2022 Plan"). In general, the 2022 Plan authorizes Goodyear to grant stock options and stock appreciation rights ("SARs"), and to make restricted stock or restricted stock unit grants, performance grants, other stock-based grants and cash-based grants to officers and other employees of Goodyear and its subsidiaries and to directors of Goodyear.

Proposed Share Authorization

The 2022 Plan is intended to replace the 2017 Performance Plan (the "2017 Plan"), as more fully described below. If the 2022 Plan is approved by shareholders, the following shares of Common Stock would be available for delivery under the plan: (a) 21,000,000 new shares of Common Stock, plus (b) certain shares of Common Stock subject to outstanding awards under the 2017 Plan (or any other prior equity compensation plan) as of the date the 2022 Plan is approved by our shareholders, to the extent that such awards expire according to their terms or are forfeited, terminated, canceled or surrendered or are settled, or can be paid, only in cash, or are surrendered in payment of taxes associated with such awards (other than stock options or SARs).

HOW WE CALCULATED THE PROPOSED SHARE AUTHORIZATION

The Board of Directors believes that our future success depends, in large part, on our ability to attract, retain and reward highly qualified officers and other employees. Equity compensation is a key component of our compensation program because it helps us to attract, retain and reward highly qualified officers and other employees, to motivate them to achieve the business objectives established to promote Goodyear's long-term growth, profitability and success, and to encourage their ownership of Common Stock. The 2022 Plan is designed to advance these interests of Goodyear and its shareholders.

As of February 28, 2022, and excluding the new shares of Common Stock requested under the 2022 Plan, 1,912,276 shares of Common Stock remained available for issuance or delivery under the 2017 Plan. Based on our historical grant practices, as summarized below, and our projected recruiting and retention needs, we anticipate that Goodyear would no longer be able to grant annual equity awards under our long-term incentive program for employees and our non-employee director compensation program beyond 2022 unless we reserve new shares of Common Stock for issuance under the 2022 Plan.

In order to maintain the flexibility to keep pace with our competitors and effectively attract, motivate and retain high-caliber employees and directors, we are asking our shareholders to authorize 21,000,000 new shares of Common Stock for issuance as awards under the 2022 Plan. We intend to grant future equity awards under the 2022 Plan in amounts that are reasonable and consistent with market data prepared by the Compensation Committee's independent consultant. Based on our projected recruiting and retention needs, we believe that the new shares requested under the 2022 Plan would allow us to grant equity awards to employees and directors for approximately five more years.


In determining the size of this share request, the Compensation Committee considered, among other things, our outstanding equity awards, our burn rate, our stock price and volatility, our projected recruiting and retention needs, the potential dilution of our equity compensation program, the voting guidelines of certain institutional investors and proxy advisory firms, the advice of its independent compensation consultant, and competitive market practices. The results of this comprehensive analysis were presented to the Compensation Committee and the Board of Directors for its consideration. Certain of these factors are outlined below.

The Compensation Committee and your Board of Directors believe it is in the best interests of Goodyear and its shareholders to adopt the 2022 Plan. If shareholders do not approve the 2022 Plan, we will continue to have the authority to grant equity-based awards under the 2017 Plan after the Annual Meeting. However, we may be required to increase the cash components of our compensation programs to remain at competitive levels in the marketplace, which would significantly inhibit our ability to attract, retain and reward highly qualified officers and other employees and align their interests with those of our shareholders.

IMPACT ON 2017 PLAN

Upon shareholder approval of the 2022 Plan, Goodyear will no longer make grants under the 2017 Plan. Moreover, we will not make any grants of equity awards under the 2017 Plan during the period commencing on March 1, 2022 and ending on the date of the Annual Meeting; however, awards outstanding under the 2017 Plan will continue to remain outstanding and subject to the terms and conditions of the 2017 Plan.

As noted above, as of February 28, 2022, and excluding the new shares of Common Stock requested under the 2022 Plan, 1,912,276 shares of Common Stock remained available for issuance or delivery under the 2017 Plan. Any shares of Common Stock that are subject to awards of stock options or SARs under the 2017 Plan are counted as one share for each share granted for purposes of the remaining share reserve and any shares of Common Stock that are subject to any other awards are counted as 2.00 shares for each share granted for purposes of the remaining share limit.

As of February 28, 2022, there were 2,278,135 shares of Common Stock subject to outstanding service-based restricted stock unit awards, 1,977,162 shares subject to outstanding performance share awards (calculated at target and including only the portion of the award payable in shares rather than cash) and 6,295,290 shares subject to outstanding stock options. As of that date, the weighted average exercise price of the outstanding stock options was $17.13, the weighted average remaining contractual term for the stock options was 6.08 years, and the closing market price of a share of Common Stock as reported on The Nasdaq Stock Market was $15.49 per share.


BURN RATE

We use our burn rate to measure the potential life expectancy of our equity plan and shareholder dilution. Our burn rate experience is summarized in the table below, which provides data on our share usage under our employee and non-employee director compensation programs for the last three completed fiscal years.

Fiscal Year	# Of Participants	Stock Options Granted	Service-Based RSUs Granted	Performance Shares Earned[1]	Total Shares[2]	Burn Rate
2021	381	0	771,038	250,293	421,605	0.16%
2020	419	4,167,384	747,551	154,141	4,539,602	1.95%
2019	1,162	0	2,429,527	123,681	1,053,964	0.45%
3-year Average Burn Rate (2019-2021)						0.85%

(1) The total amount of performance shares granted in each year was as follows (calculated at target and including only the portion of the award payable in shares rather than cash): (i) 949,045 in 2021, (ii) 515,613 in 2020, and (iii) 453,795 in 2019.

(2) Total shares is calculated by multiplying (i) the sum of Service-Based RSUs Granted and Performance Shares Earned, by (ii) 41.28% based on stock price volatility, and then adding that product to the Stock Options Granted.

Our burn rate is calculated as the total amount of equity granted in any year, divided by the weighted average number of common shares outstanding as of the end of each fiscal year. For purposes of this calculation (i) stock options and service-based restricted stock unit awards were counted in the year granted, and (ii) performance share awards were counted in the year earned (and only to the extent earned and paid in shares of Common Stock rather than cash). Our future burn rate will depend on a number of factors, including the number of participants in the 2022 Plan, our stock price, changes to our compensation strategy, changes in business practices or industry standards, changes in our capital structure due to stock splits or similar events, the compensation practices of our competitors or changes in compensation practices in the market generally, and the methodology used to establish the equity award mix.

DILUTION AND OVERHANG

We measure the dilutive impact of our equity program (the so-called overhang) by dividing (i) the number of shares of Common Stock subject to outstanding equity awards, plus the number of shares available to be granted under our equity plans (the "numerator"), by (ii) the total number of shares of Common Stock outstanding, plus the shares included in the numerator. As of February 28, 2022, our fully diluted overhang was approximately 4.23%. The 21,000,000 new shares of Common Stock being requested under the 2022 Plan would bring our fully diluted overhang to approximately 10.06%, which we believe to be reasonable and within industry norms.


SUMMARY OF THE 2022 PLAN

The principal features of the 2022 Plan are summarized below. The summary does not contain all information that may be important to you. You should read the complete text of the 2022 Plan which is set forth as Exhibit B to this Proxy Statement.

Plan Administration. The 2022 Plan will be administered by a committee (the "Committee") of not less than three members of the Board of Directors who qualify as "non-employee directors" within the meaning of Rule 16b-3 of the Securities Exchange Act of 1934 and as "independent directors" for purposes of the rules and regulations of The Nasdaq Stock Market. The Committee will have the sole authority to, among other things:

- Construe and interpret the 2022 Plan,

- Make rules and regulations relating to the administration of the 2022 Plan,

- Select participants,

- Establish the terms and conditions of awards, and

- Reduce the amount of an award, without the consent of any participant.

The Compensation Committee of the Board of Directors will act as the Committee under the 2022 Plan.

Eligibility. Any employee of Goodyear or any of its subsidiaries, including any officer of Goodyear, selected by the Committee is eligible to receive grants of stock options, SARs, restricted stock, restricted stock units, and performance and other awards under the 2022 Plan. Directors of Goodyear are also eligible to receive awards (other than performance awards) under the 2022 Plan. Subject to the limits specified in the 2022 Plan, the selection of participants and the nature and size of awards will be wholly within the discretion of the Committee. It is anticipated that all ten non-employee directors of Goodyear and all thirteen Board-appointed officers of Goodyear will receive various grants under the 2022 Plan and approximately 2,500 other employees of Goodyear and its subsidiaries will participate in at least one feature of the 2022 Plan. A participant must be an employee of the company or a subsidiary or a director of the company continuously from the date a grant is made through the date of vesting thereof, unless otherwise provided by the Committee.

Shares Subject to the 2022 Plan. A total of twenty-one million (21,000,000) shares of Common Stock may be issued under the 2022 Plan. Any shares of Common Stock that are subject to awards of stock options or SARs will be counted as one share for each share granted for purposes of the aggregate share limit and any shares of Common Stock that are subject to any other awards will be counted as 2.00 shares for each share granted for purposes of the aggregate share limit. In addition, shares of Common Stock that are subject to awards issued under the 2022 Plan or under the 2017 Plan (or any other prior equity compensation plan) that expire according to their terms or are forfeited, terminated, canceled or surrendered or are settled, or can be paid, only in cash, or are surrendered in payment of taxes associated with such awards (other than stock options or SARs) will be available for new awards under the 2022 Plan as one share for each share subject to awards of stock options or SARs and 2.00 shares for each share subject to any other awards. In no event will (1) any shares of Common Stock subject to a stock option that is canceled upon the exercise of a tandem SAR, (2) any shares of Common Stock subject to awards that are surrendered in payment of the exercise price of a stock option or in payment of taxes associated with the exercise of a stock option or SAR, (3) any shares of Common Stock subject to a SAR that are not issued in connection with the stock settlement of the SAR upon the exercise thereof or (4) any shares of Common Stock reacquired by Goodyear on the open market or otherwise using cash proceeds from the exercise of stock options become available for grant under the 2022 Plan.


Limits on Director Awards. The 2022 Plan includes limits on awards to non-employee directors. In particular, the sum of (1) the aggregate grant date fair value of all awards granted in any single calendar year, plus (2) the aggregate amount of any cash retainers and fees payable in that calendar year, in each case, to any single non-employee director, shall not exceed $750,000.

Adjustments. The maximum number and kind of shares available for issuance under the 2022 Plan is subject to appropriate adjustments to reflect certain events, such as a stock dividend, stock split, reorganization, recapitalization or business combination. Upon any of these events, similar equitable adjustments shall be made to the following, as determined by the Committee in order to prevent dilution or enlargement of the rights of participants:

- The maximum number of shares which may be subject to any type of award or any outstanding award to any participant during any specified period.

- The per share exercise price of any outstanding stock option or SAR and the number or kind of any units which are the subject of any other outstanding award.

Term, Amendment and Termination. If adopted, the 2022 Plan will remain in effect until February 28, 2032, unless sooner terminated by the Board of Directors. Termination will not affect awards then outstanding. The Board of Directors may terminate or amend the 2022 Plan at any time without shareholder approval, unless such approval is necessary to comply with the Securities Exchange Act of 1934, the Code, the rules and regulations of The Nasdaq Stock Market or other applicable law. In any event, shareholder approval will be required to, among other things, amend the 2022 Plan to increase the maximum number of shares which may be issued pursuant to the 2022 Plan or change the restrictions on the repricing of stock options or SARs.

Prohibition in Repricing. The repricing of stock options and SARs is expressly prohibited by the 2022 Plan unless approved by shareholders. For purposes of the 2022 Plan, "repricing" means (1) the cancellation of a stock option or SAR in exchange for another award under the 2022 Plan if the exercise price of the new award is lower than the exercise price of the cancelled stock option or SAR, (2) a reduction in the exercise price of a stock option or SAR, or (3) the cancellation of a stock option or SAR in exchange for cash or another award under the 2022 Plan.

Minimum Vesting Provisions. All awards granted under the 2022 Plan that are settled in shares of Common Stock are subject to a minimum vesting requirement of at least one year, with an exception for awards covering up to 5% percent of the share reserve (up to 1,050,000 shares).

Stock Options. The 2022 Plan will permit the Committee to grant stock options to officers and selected employees of Goodyear and its subsidiaries and directors of Goodyear. No more than twenty-one million (21,000,000) shares may be issued pursuant to incentive stock options. The per share exercise price for any stock option shall not be less than 100% of the fair market value of a share of Common Stock at the date of grant. Fair market value is defined as the closing market price of the Common Stock on The Nasdaq Stock Market on the relevant date. The closing price per share of Common Stock on February 28, 2022 was $15.49. The 2022 Plan permits the Committee to establish the term (up to ten years) and the vesting schedule.


Incentive stock options, as defined in Code Section 422(b), may be granted to employees of Goodyear and its subsidiaries under the 2022 Plan, each having a term of up to ten years from the date of grant. The amount of incentive stock options vesting in a particular year cannot exceed $100,000 per grantee, determined using the fair market value of the shares of Common Stock subject to such option or options on the date of grant.

Stock Appreciation Rights. SARs may be granted under the 2022 Plan in tandem with, in relation to or independent of any other award under the 2022 Plan.

A SAR entitles the holder to receive an amount equal to all, or some portion (as determined by the Committee), of the excess of the fair market value of a share of Common Stock on the date of exercise over the fair market value of such share at the date of grant, multiplied by the number of shares as to which the holder is exercising the SAR. SARs may be paid in cash or in shares of Common Stock (at fair market value on the date of exercise), or a combination thereof, as determined by the Committee. The Committee will establish the term (up to ten years) and may also determine that a SAR shall be automatically exercised on one or more specified dates.

Restricted Stock and Restricted Stock Units. The 2022 Plan authorizes the granting of restricted stock and restricted stock units to officers and other key employees of Goodyear and its subsidiaries and to directors of Goodyear. The Committee selects the grantees and determines the terms and conditions of each award.

Restricted stock and restricted stock units will be subject to a restriction period. During the restriction period, the recipient is not entitled to delivery of the shares or units, restrictions are placed on the transferability of the shares or units, and all or a portion of the shares or units will be forfeited if the recipient terminates employment or service for reasons other than as approved by the Committee. The Committee may also require that specified performance goals (as defined below) be attained during the restriction period. Upon expiration of the restriction period, the appropriate number of shares of Common Stock will be delivered to the grantee (or credited to the grantee's account) free of all restrictions. During the restriction period for restricted shares, the grantee shall be entitled to vote restricted shares (but not restricted stock units).

Performance Grants. Under the 2022 Plan, officers and key employees of Goodyear and its subsidiaries may be granted the contingent right, expressed in units (which may be equivalent to a share of Common Stock or other monetary value), to receive payments in shares of Common Stock, cash or any combination thereof ("performance grants") based upon performance over a specified period ("performance period"). At the time of grant, the Committee shall also establish one or more performance criteria (the "performance measure") applicable to the performance grant and targets that must be attained relative to the performance measure ("performance goals"). Performance measures that are financial metrics may be determined in accordance with United States Generally Accepted Accounting Principles (GAAP) or may be adjusted when established (or at any time thereafter) to include or exclude any items otherwise includable or excludable under U.S. GAAP. Performance measures may be calculated before or after taxes, interest, depreciation, amortization, discontinued operations, effect of accounting changes, acquisition expenses, restructuring expenses, items that are unusual in nature or infrequent in occurrence, extraordinary items, non-operating items or unusual charges, as determined by the Committee at the time the performance measures are established or at any time thereafter. Performance goals may be established on a corporate-wide basis, with respect to one or more business units, divisions, subsidiaries or business segments and in either absolute terms or relative to the performance of one or more comparable companies or an index covering multiple companies. Performance goals may include a minimum, maximum and target level of performance, with the amount of award based on the level attained.


Other Stock-Based Grants. The 2022 Plan permits other stock-based grants in shares of Common Stock, in Common Stock equivalents or in other stock-based units on such terms and conditions as the Committee determines. These grants may be made to officers and other key employees of Goodyear and its subsidiaries and to directors of Goodyear.

Restrictions on Dividends and Dividend Equivalents. During the restriction period or performance period for restricted stock, restricted stock units, stock-based performance grants and other stock-based grants (but not stock options and SARs), the grantee shall be entitled to receive dividends or dividend equivalents, unless the Committee otherwise provides, provided any such dividends and dividend equivalents will be accumulated or deemed reinvested in additional restricted stock or units until the applicable award becomes earned and vested. Currently, the Committee has not provided for dividend equivalents on stock-based performance grants. No dividend equivalents may be granted with respect to any stock options or SARs.

Recoupment of Awards. Amounts paid or payable pursuant to the 2022 Plan may be subject to recoupment or claw-back pursuant to our Claw-back Policy (as described on page 59), including as may be adopted in the future, or to comply with the Dodd-Frank Wall Street Reform and Consumer Protection Act or other applicable law.

Transferability. Awards under the 2022 Plan will not be transferable other than by will or the laws of descent and distribution; except that the Committee may permit the transfer of an award (other than an incentive stock option) (i) by gift to the employee's spouse, children and grandchildren, or to a trust or partnership (or similar legal entity) for the benefit of any one or more of them, or (ii) pursuant to a domestic relations order.

Deferrals. The Committee may defer the payment of any award, or permit participants to defer their receipt of payment, for such period or periods and on such terms and conditions as the Committee may specify. Deferrals may be in the form of Common Stock equivalents, which earn dividend equivalents, or in cash, which may earn interest at a rate or rates specified by the Committee.

Change in Control. The 2022 Plan provides for "double-trigger" vesting of equity awards in connection with a Change in Control. This means that if (1) a participant's employment is terminated other than for Cause or by the participant for Good Reason within two years of a Change in Control of Goodyear or (2) awards granted under the 2022 Plan are not assumed, converted, replaced or continued by the resulting entity in connection with a Change in Control of Goodyear, then: (i) all stock options and SARs then outstanding under the 2022 Plan become fully exercisable; (ii) all terms and conditions of all restricted stock grants then outstanding are deemed satisfied; and (iii) all performance grants and other stock-based grants shall be deemed to have been fully earned at the target amount of award opportunity.

"Cause" and "Change in Control" are defined in the 2022 Plan in Exhibit B to this Proxy Statement, using a similar standard to that which is used in our Executive Severance Plan, described beginning on page 73. For purposes of the 2022 Plan, "Good Reason" has the meaning specified in our Executive Severance Plan or our Continuity Plan for Salaried Employees, as applicable, for the respective participants in those plans.

U.S. Federal Income Tax Consequences. Based on the Code and existing regulations thereunder in effect as of the date of this Proxy Statement, the anticipated U.S. federal income tax consequences of the several types of awards under the 2022 Plan are as described below. The discussion below is general in nature and does not take into account all of the considerations that may apply in light of the circumstances of a particular participant and is not intended to serve as tax advice. Moreover, the


income tax consequences under applicable state, local or foreign tax laws may not be the same as under U.S. federal income tax law.

Grant of Stock Options and SARs. An optionee will not recognize any taxable income at the time a stock option or SAR is granted.

Exercise of Incentive Stock Options. No ordinary income will be recognized by the holder of an incentive stock option at the time of exercise. However, the excess of the fair market value of the shares of Common Stock at the time of exercise over the aggregate option exercise price will be an adjustment to alternative minimum taxable income for purposes of the federal "alternative minimum tax" at the date of exercise. If the optionee holds the shares of Common Stock purchased for two years after the date the option was granted and one year after the acquisition of such shares, the difference between the aggregate option price and the amount realized upon disposition of the shares will constitute a long term capital gain or loss.

If the shares of Common Stock are disposed of in a sale, exchange or other "disqualifying disposition" within two years after the date of grant or within one year after the date of exercise, the optionee will realize taxable ordinary income in an amount equal to the lesser of (i) the excess of the fair market value of the shares of Common Stock purchased at the time of exercise over the aggregate option exercise price and (ii) the excess of the amount realized upon disposition of such shares over the option exercise price.

Exercise of Non-Qualified Stock Options. Taxable ordinary income will be recognized by the holder of a non-qualified stock option at the time of exercise in an amount equal to the excess of the fair market value of the shares of Common Stock purchased at the time of such exercise over the aggregate option exercise price. On a subsequent sale of the shares, the optionee will generally recognize a taxable capital gain or loss based upon the difference between the per share fair market value at the time of exercise and the per share selling price at the time of sale. The capital gain or loss will be short term or long term depending on the period of time the shares are held by the optionee following exercise.

Exercise of Stock Appreciation Rights. Upon the exercise of a SAR, the holder will realize taxable ordinary income on the amount of cash received and/or the then current fair market value of the shares of Common Stock acquired. The holder's basis in any shares of Common Stock acquired will be equal to the amount of ordinary income upon which he or she was taxed. Upon any subsequent disposition of such Common Stock, any gain or loss realized will be a capital gain or loss (short term or long term depending on the period of time the shares are held by the participant following exercise of the SAR).

Restricted Stock. A participant receiving a grant of restricted stock will not recognize income when restricted shares of Common Stock are granted, unless the participant makes the Section 83(b) election described below.

When the restrictions on the shares of Common Stock are removed or lapse, the excess of fair market value of such shares on the date the restrictions are removed or lapse over the amount paid by the participant for the shares will be ordinary income to the participant. Upon disposition of the shares of Common Stock, the gain or loss recognized by the participant will be treated as a capital gain or loss. The capital gain or loss will be short term or long term depending upon the period of time the shares are held by the participant following the removal or lapse of the restrictions.

If a Section 83(b) election is filed by the participant with the Internal Revenue Service within 30 days after the date of grant, then the participant will recognize ordinary income and the participant's holding period will commence as of the date of grant.


The amount of ordinary income recognized by the participant will equal the excess of the fair market value of the shares as of the date of grant over any amount paid by the participant for the shares of Common Stock. If such election is made and a participant thereafter forfeits the restricted shares of Common Stock, no refund or deduction will be allowed for the amount previously included in such participant's income.

Restricted Stock Units and Performance Grants. A participant receiving a restricted stock unit grant or a performance grant will not recognize income at the time the grant is made. When a participant receives payment in cash or shares of Common Stock, the amount of cash and the fair market value of the shares of Common Stock received will be ordinary income to the participant.

Withholding Taxes. No withholding taxes are payable in connection with the grant of any stock option or SAR or the exercise of an incentive stock option. However, applicable withholding taxes must be paid at the time of exercise of any non-qualified stock option or SAR by an employee. Withholding taxes generally must also be paid in respect of any restricted stock when the restrictions thereon lapse. In respect of all other awards, withholding taxes generally must be paid whenever the participant recognizes income for tax purposes.

Federal Income Tax Consequences to Goodyear. To the extent that a participant recognizes ordinary income in the circumstances described above, Goodyear will be entitled to a corresponding federal income tax deduction provided that, among other things, the income (i) meets the test of reasonableness, is an ordinary and necessary business expense, and is not an "excess parachute payment" within the meaning of Section 280G of the Code; and (ii) is not disallowed by the $1 million limitation on executive compensation under Section 162(m) of the Code.

Registration with the SEC. Goodyear intends to file a Registration Statement on Form S-8 relating to the new shares of Common Stock reserved for issuance under the 2022 Plan with the SEC pursuant to the Securities Act of 1933 after approval of the 2022 Plan by our shareholders.

Other Information. Future benefits under the 2022 Plan are not currently determinable, nor are the benefits that would have been granted for the last completed fiscal year had the 2022 Plan then been in effect. However, current benefits granted to officers and all other employees likely would not have been increased if they had been made under the proposed 2022 Plan.

Set forth in the table below is certain information regarding the number of shares of our Common Stock that were subject to outstanding stock options or other compensation plan awards at the dates indicated.

Equity Compensation Plan Information

Plan Category	Number of Shares to be Issued upon Exercise of Outstanding Options, Warrants and Rights (a)	Weighted Average Exercise Price of Outstanding Options, Warrants and Rights (b)	Number of Shares Remaining Available for Future Issuance under Equity Compensation Plans (Excluding Shares Reflected in Column (a)) (c)
Equity compensation plans approved by shareholders	6,438,801	$17.03	3,310,039[1]
Equity compensation plans not approved by shareholders	—	—	—
Total at December 31, 2021	6,438,801	$17.03	3,310,039
Equity compensation plans approved by shareholders	6,295,290	$17.13	1,912,276[2]
Equity compensation plans not approved by shareholders	—	—	—
Total at February 28, 2022	6,295,290*	$17.13	1,912,276

* Weighted Average Remaining Contractual Term At February 28, 2022 – 6.08 years

(1) At December 31, 2021, under our equity compensation plans, up to a maximum of 2,460,655 performance shares in respect of performance periods ending on or subsequent to December 31, 2021, 103,492 shares of time-vested restricted stock, and 2,446,979 restricted stock units have been awarded. In addition, up to 34,598 shares of Common Stock may be issued in respect of the deferred payout of awards made under our equity compensation plans. The number of performance shares indicated assumes the maximum possible payout that may be earned during the relevant performance periods.

(2) At February 28, 2022, under our equity compensation plans, up to a maximum of 2,654,032 performance shares in respect of performance periods ending subsequent to December 31, 2021, 103,492 shares of time-vested restricted stock, and 2,278,135 restricted stock units have been awarded. In addition, up to 34,598 shares of Common Stock may be issued in respect of the deferred payout of awards made under our equity compensation plans. The number of performance shares indicated assumes the maximum possible payout that may be earned during the relevant performance periods.

The following resolution will be presented by your Board of Directors at the Annual Meeting:

"RESOLVED, that the adoption of the 2022 Performance Plan of The Goodyear Tire & Rubber Company, the complete text of which is set forth as Exhibit B to the Proxy Statement of the Company for the 2022 Annual Meeting of Shareholders be, and the same hereby is, approved."

Adoption of the Plan requires the affirmative vote of a majority of our outstanding Common Stock. If the Plan is not approved by shareholders, the Plan will not be adopted and Goodyear will consider other alternatives available with respect to performance based compensation.

☑ **Your Board of Directors unanimously recommends that shareholders vote FOR adoption of the 2022 Performance Plan (Proposal 3).**



PRINCIPAL ACCOUNTANT FEES AND SERVICES

The Audit Committee has appointed PricewaterhouseCoopers LLP ("PwC") as Goodyear's independent registered public accounting firm for the fiscal year ending December 31, 2022. Representatives of PwC are expected to be present at the Annual Meeting and will have the opportunity to make a statement if they desire to do so and are expected to be available to respond to appropriate questions.

The following table presents fees and expenses for services rendered by PwC for fiscal 2021 and 2020.

(IN THOUSANDS)

	2021	2020
Audit Fees and Expenses[1]	$14,484	$10,161
Audit-Related Fees and Expenses[2]	348	188
Tax Fees and Expenses[3]	617	549
All Other Fees and Expenses[4]	441	208
Total	$15,890	$11,106

1   Audit fees and expenses represent fees and expenses for professional services provided in connection with the audit of our financial statements and the effectiveness of internal control over financial reporting, the review of our quarterly financial statements and audit services provided in connection with other statutory or regulatory filings.

2   Audit-related fees and expenses consist primarily of accounting consultations and other related services.

3   Tax fees and expenses consist primarily of assistance in the preparation of international tax returns and consultations on various tax matters worldwide.

4   All other fees and expenses principally include fees related to advisory services.

All audit, audit-related, tax and other services were pre-approved by the Audit Committee, which concluded that the provision of such services by PwC was compatible with the maintenance of that firm's independence in the conduct of its auditing functions. The Audit Committee's Pre-Approval Policy provides for pre-approval of audit, audit-related, tax and all other fees on an annual basis and, in addition, individual engagements anticipated to exceed pre-established thresholds must be separately approved. Under the policy, the Audit Committee delegates pre-approval authority to the Chairman of the Committee. The Chairman is to report any such pre-approval decisions to the Audit Committee at its next scheduled meeting.



REPORT OF THE AUDIT COMMITTEE

Management has the primary responsibility for the integrity of Goodyear's financial information and the financial reporting process, including the system of internal control over financial reporting. PricewaterhouseCoopers LLP ("PwC"), Goodyear's independent registered public accounting firm, is responsible for conducting independent audits of Goodyear's financial statements and the effectiveness of internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States) ("PCAOB") and expressing an opinion on the financial statements and the effectiveness of internal control over financial reporting based upon those audits. The Audit Committee is responsible for overseeing the conduct of these activities by management and PwC.

As part of its oversight responsibility, the Audit Committee has reviewed and discussed the audited financial statements, the adequacy of financial controls and the effectiveness of Goodyear's internal control over financial reporting with management and PwC. The Audit Committee also has discussed with PwC the matters required to be discussed by the applicable requirements of the PCAOB and the Securities and Exchange Commission. The Audit Committee has received the written disclosures and the letter from PwC required by applicable requirements of the PCAOB regarding PwC's communications with the Audit Committee concerning independence, and has discussed with PwC their independence from Goodyear.

Based on the review and discussions with management and PwC referred to above, the Audit Committee has recommended to the Board of Directors that Goodyear include the audited consolidated financial statements of Goodyear and subsidiaries for the year ended December 31, 2021 in Goodyear's Annual Report on Form 10-K for the year ended December 31, 2021 and in its 2021 Annual Report to Shareholders.

THE AUDIT COMMITTEE

John E. McGlade, Chairman
Werner Geissler
Peter S. Hellman
Prashanth Mahendra-Rajah
Roderick A. Palmore



PROPOSAL 4 – RATIFICATION OF APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Audit Committee of the Board has the ultimate authority and responsibility to directly appoint, retain, compensate, oversee, evaluate, and, where appropriate, terminate the independent accountants. The Audit Committee has appointed PwC as the independent registered public accounting firm to audit Goodyear's consolidated financial statements as of and for the fiscal year ending December 31, 2022 and its internal control over financial reporting as of December 31, 2022. During fiscal year 2021, PwC served as Goodyear's independent registered public accounting firm and also provided audit-related, tax and other services. See "Principal Accountant Fees and Services" above.

PwC and its predecessor firms have been our independent auditors since 1898. The Audit Committee believes that our long-term engagement of PwC has several benefits:

- Improved audit quality due to PwC's in-depth understanding of our global business, accounting policies, practices and systems, and internal controls.

- Improved audit efficiency and effectiveness due to PwC's familiarity with the Company, which also results in a lower fee structure.

- Elimination of time and expense inherent in on-boarding a new independent auditor.

The Audit Committee engages in an annual evaluation of the independent auditor's qualifications, performance and independence and periodically considers the advisability and potential impact of selecting a different independent registered public accounting firm. In accordance with SEC rules and PwC's policies, audit partners are subject to rotation requirements to limit the number of consecutive years an individual partner may provide service to us. For lead and concurring audit partners, the maximum number of consecutive years of service in that capacity is five years. We select the Company's lead audit partner pursuant to this rotation policy following meetings between the Chairman of the Audit Committee and candidates for that role, as well as discussion by the full Committee and with management.

The members of the Audit Committee believe that the continued retention of PwC to serve as Goodyear's independent registered public accounting firm is in the best interests of Goodyear and its shareholders. As a result, the following resolution will be presented by the Board of Directors at the Annual Meeting:

"RESOLVED, that the appointment of PricewaterhouseCoopers LLP as the independent registered public accounting firm for the Company for the year ending December 31, 2022 is hereby ratified."



Ratification of the appointment of PwC requires the affirmative vote of a majority of our outstanding Common Stock. In the event the appointment of PwC is not ratified by the shareholders, the adverse vote will be deemed to be an indication to the Audit Committee that it should consider selecting another independent registered public accounting firm for 2023.

☑ **Your Board of Directors unanimously recommends that shareholders vote FOR ratification of the appointment of PricewaterhouseCoopers LLP as our independent registered public accounting firm for 2022 (Proposal 4).**



PROPOSAL 5 – SHAREHOLDER PROPOSAL

The proposal set forth below has been submitted by Mr. John Chevedden, 2215 Nelson Avenue, No. 205, Redondo Beach, California 90278, the beneficial owner of no fewer than 300 shares of Goodyear's Common Stock.

Proposal 5 – Simple Majority Vote

Shareholders request that our board take each step necessary so that each voting requirement in our charter and bylaws (that is explicit or implicit due to default to state law) that calls for a greater than a simple majority shareholder approval be replaced by a requirement for a majority of the votes cast for and against applicable proposals, or a simple majority in compliance with applicable laws. If necessary this means the closest standard to a majority of the shares for and against such proposals consistent with applicable laws.

Shareholders are willing to pay a premium for shares of companies that have excellent corporate governance. Supermajority voting requirements have been found to be one of 6 entrenching mechanisms that are negatively related to company performance according to "What Matters in Corporate Governance" by Lucien Bebchuk, Alma Cohen and Allen Ferrell of the Harvard Law School. Supermajority requirements are used to block initiatives supported by most shareholders but opposed by a status quo management.

This proposal topic won from 74% to 88% support at Weyerhaeuser, Alcoa, Waste Management, Goldman Sachs, FirstEnergy and Macy's. These votes would have been higher than 74% to 88% if more shareholders had access to independent proxy voting advice. The proponents of these proposals included Ray T. Chevedden and William Steiner. This proposal topic also received overwhelming 99%-support at the 2019 Fortive annual meeting.

Also a 67% supermajority can amount to an 80% supermajority of the shares that normally cast ballots at an annual meeting. A competitive management has no need to hide behind an 80% supermajority barrier.

Please vote yes:
Simple Majority Vote – Proposal 5




THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE AGAINST THIS PROPOSAL.

The Board has carefully considered this proposal and concluded that its adoption is unnecessary and not in the best interests of the Company or our shareholders. The Board recommends voting AGAINST this proposal for the following reasons:

The proposal was substantially implemented in 2015. We have already substantially implemented the proposal, and neither the Articles of Incorporation ("Articles") nor the Code of Regulations ("Regulations") contain any express supermajority voting provisions impacting holders of our Common Stock.

The Regulations do not contain any supermajority voting provisions, and the only supermajority voting provisions in the Articles are provisions that only apply to holders of our preferred stock, if any. As of the date of this Proxy Statement, there are no shares of preferred stock outstanding. At our 2015 annual meeting, our shareholders approved proposals to amend the Regulations and Articles to eliminate certain supermajority voting provisions applicable to our common shareholders (the "2015 Company Proposals"). Notably, we submitted the 2015 Company Proposals for shareholder approval in response to a proposal from the shareholder proponent that is nearly identical to the current proposal. As a result of the approval and implementation of the 2015 Company Proposals, none of our governing documents contain any express provisions that require the affirmative vote of more than a majority of the voting power of our Common Stock.

The limited default voting provisions under Ohio law are appropriate. The proposal also refers to "voting requirements in [the Company's] charter and bylaws" that are "implicit due to default to state law." The Ohio Revised Code provides for approval by two-thirds of an Ohio corporation's shareholders by default under extremely limited circumstances for certain key matters, such as:

- Dissolution,
- Amendments to the articles of incorporation,
- Reduction or elimination of stated capital,
- Application of capital surplus to dividends or distributions,
- Authorization of a dividend to be paid in shares of another class of stock, and
- Shareholder authorization of share buybacks.

The Board believes this very limited set of matters appropriately should depend on a broad consensus of our shareholders, and therefore the default provisions of Ohio law should control. All other matters put to our shareholders are decided through a simple majority vote.

The proposal is vague, indefinite and misleading. The proposal, which requests that the Board take "each step necessary" to replace the supermajority voting requirements applicable to our common shareholders "in" the Articles or Regulations, lacks clarity as to which voting provisions the proponent seeks to address. Since there are no provisions actually "in" the Articles or Regulations that impose a supermajority voting requirement on our common shareholders, neither our shareholders nor the Board can determine with any level of certainty what actions the proposal would require if adopted. Similarly, the proposal is misleading since it implies that the Articles and Regulations contain supermajority voting requirements, which they emphatically do not.



We have strong corporate governance policies and practices and a record of accountability and proactive shareholder engagement. The Board also strongly takes issue with the shareholder proponent's characterization of our corporate governance practices. We have an independent, active and effective Board committed to the highest quality corporate governance. Our current corporate governance policies and practices reflect our Board's commitment to being responsive and accountable to our shareholders. The Board regularly assesses and refines our corporate governance policies and practices to take into account the evolving governance landscape and to address feedback provided by our shareholders. We also have a robust shareholder engagement program in which we regularly engage with shareholders on our long-term business strategy, corporate governance, executive compensation, corporate responsibility and other topics suggested by our shareholders.

For more information on our strong corporate governance practices and robust shareholder engagement program, see "Corporate Governance Highlights" (beginning on page ix of the Proxy Summary) and "Shareholder Engagement and Responsiveness" (beginning on page iv of the Proxy Summary) for more information.

In summary, we have substantially implemented the proposal and believe that the few default voting requirements provided under Ohio law appropriately apply to a narrow set of extraordinary matters, and that our shareholders have a substantial voice in decisions that fundamentally affect their investment in the Company.

Approval of this proposal requires the affirmative vote of a majority of our outstanding Common Stock.

☑ **Your Board of Directors unanimously recommends that shareholders vote AGAINST approval of this shareholder proposal (Proposal 5).**



GENERAL INFORMATION

Goodyear's executive offices are located at:

200 Innovation Way

Akron, Ohio 44316-0001

Our telephone number is: 330-796-2121

This Proxy Statement is furnished in connection with the solicitation of proxies by the Board of Directors of Goodyear to be voted at the Annual Meeting, and at any adjournments thereof, for the purposes set forth in the accompanying notice.

Our Annual Report to Shareholders for the year ended December 31, 2021 is enclosed with this Proxy Statement. The Annual Report is not considered part of the proxy solicitation materials.

Shares Voting

Holders of Common Stock at the close of business on the record date are entitled to notice of, and to vote the shares of Common Stock they hold on the record date at, the Annual Meeting. As of the close of business on the record date, there were 281,968,548 shares of Common Stock outstanding and entitled to vote at the Annual Meeting. Each share of Common Stock is entitled to one vote.

Vote Required

In accordance with Goodyear's Articles of Incorporation, a director nominee must receive, in an uncontested election of directors, a greater number of votes cast "for" his or her election than "against" his or her election. You may not vote cumulatively in the election of directors.

Under Ohio law, an incumbent director who is not re-elected will continue in office as a "holdover" director until his or her successor is elected by a subsequent shareholder vote, or his or her earlier resignation, removal from office or death. In order to address "holdover" terms for any incumbent directors who fail to be re-elected under our majority vote standard, our Corporate Governance Guidelines provide that if a director nominee does not receive a majority affirmative vote, he or she will promptly offer his or her resignation as a director to the Board of Directors. Within 90 days, the Board will decide, after taking into account the recommendation of the Governance Committee (in each case excluding the nominee(s) in question), whether to accept the resignation. The Governance Committee and the Board may consider any relevant factors in deciding whether to accept a director's resignation. The Board's explanation of its decision shall be promptly disclosed in a filing with the SEC.


The affirmative vote of at least a majority of the shares of Common Stock outstanding on the record date is required for a management or shareholder proposal, other than an advisory vote, to be adopted at the Annual Meeting. When considering the results of advisory votes, the Board of Directors intends to consider only those votes actually cast at the Annual Meeting.

Abstentions and "broker non-votes," which occur when your broker does not have discretionary voting authority on a matter and you do not provide voting instructions, have the same effect as votes against any proposal voted upon by shareholders but have no effect on the election of directors or advisory votes.

VOTE REQUIREMENTS

➡ Quorum

To conduct business, at least a majority of shares entitled to vote must be represented, either in person or by proxy.

➡ Voting for Director Nominees

To serve on the Board, a greater number of votes must be cast for the nominee's election than against.

➡ Voting for Proposals

PROPOSAL 2 — *Advisory Vote on Executive Compensation*
Majority of votes actually cast at the meeting

PROPOSAL 3 — *Adoption of 2022 Performance Plan*
Majority of our outstanding Common Stock

PROPOSAL 4 — *Ratification of Appointment of Independent Registered Public Accounting Firm*
Majority of our outstanding Common Stock

PROPOSAL 5 — *Shareholder Proposal*
Majority of our outstanding Common Stock

Attending the Annual Meeting

To protect the health and well-being of our shareholders and employees who attend the Annual Meeting, we will follow guidance from the Centers for Disease Control and Prevention regarding masking and social distancing practices, as well as applicable state and local regulations.

Adjourned Meeting

The holders of a majority of shares represented at the meeting, whether or not a quorum is present, may adjourn the meeting. If the time and place of the adjourned meeting is announced at the time adjournment is taken, no other notice need be given.


Voting Shares Held in Street Name

If your shares are held in a stock brokerage account or by a bank or other nominee, you are considered the beneficial owner of shares held in "street name," and these proxy materials are being forwarded to you by your broker, bank or nominee who is considered the shareholder of record with respect to those shares. As the beneficial owner, you have the right to direct your broker, bank or nominee on how to vote and are also invited to attend the Annual Meeting. Your broker, bank or nominee has enclosed a voting instruction card for you to use in directing the broker, bank or nominee regarding how to vote your shares. If you do not return the voting instruction card, the broker or other nominee will determine if it has the discretionary authority to vote on the particular matter. Under applicable rules, brokers have the discretion to vote only on matters deemed to be routine, such as the ratification of the selection of an accounting firm (Proposal 4). The election of directors (Proposal 1), the executive compensation advisory vote (Proposal 2), the adoption of the 2022 Performance Plan (Proposal 3) and the shareholder proposal (Proposal 5) are not considered to be routine matters, and your broker will not have discretion to vote on those matters unless you specifically instruct your broker to do so by returning your signed voting instruction card. If you do not provide voting instructions to your broker, your shares will not be voted for any director nominee or on any matter on which your broker does not have discretionary authority (resulting in a broker non-vote).

Savings Plan Shares

A separate "Confidential Voting Instructions" card is being sent to each employee or former employee participating in the Goodyear Common Stock fund of certain employee savings plans. Shares of Common Stock held in the trusts for these plans will be voted by the trustee as instructed by the plan participants who participate in the Goodyear Common Stock fund. Shares held in the trusts for which voting instructions are not received will be voted by the trustee in the same proportion as it votes shares for which voting instructions were received from participants in the Goodyear Common Stock fund of the applicable trust.

Voting of Proxy

Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting of Shareholders to be Held on April 11, 2022:

The Proxy Statement, Proxy Card and Annual Report to Shareholders for the year ended December 31, 2021 are available at www.proxyvote.com.

David E. Phillips, Darren R. Wells and Daniel T. Young have been designated as proxies to vote shares of Common Stock in accordance with your instructions. You may give your instructions using the accompanying proxy card, via the internet or by telephone.

You may vote your shares using the internet by accessing the following web site: http://www.proxyvote.com or by making a toll-free telephone call within the United States of America or Canada using a touch-tone telephone to the toll-free number provided on your proxy card, or if you hold your shares in "street name," on the voting instruction card provided by your broker or nominee.


Your shares will be voted for the eleven nominees identified at pages 13 through 18, unless your instructions are to vote against any one or more of the nominees.

Your Board of Directors anticipates that all of the nominees named will be available for election. In the event an unexpected vacancy occurs, your proxy may be voted for the election of a new nominee designated by the Board of Directors.

Proxies received and not revoked prior to the Annual Meeting will be voted in favor of Proposals 2, 3 and 4, and against Proposal 5, unless your instructions are otherwise.

Revocability of Proxy

You may revoke or revise your proxy (whether given by mail, via the internet or by telephone) by the delivery of a later proxy or by giving notice to Goodyear in writing or in open meeting. Your proxy revocation or revision will not affect any vote already taken. If you hold your shares in "street name" please refer to the information forwarded by your broker, bank or nominee who is considered the shareholder of record for procedures on revoking or changing your voting instructions.

Confidentiality

Your vote will be confidential except (a) as may be required by law, (b) as may be necessary for Goodyear to assert or defend claims, (c) in the case of a contested election of director(s), or (d) at your express request.

Shareholders Sharing The Same Address

Goodyear has adopted a procedure called "householding," which has been approved by the SEC. Under this procedure, Goodyear is delivering only one copy of the Annual Report and Proxy Statement to multiple shareholders who share the same address and have the same last name, unless Goodyear has received contrary instructions from an affected shareholder. This procedure reduces Goodyear's printing costs, mailing costs and fees. Shareholders who participate in householding will continue to receive separate proxy cards.

Goodyear will deliver promptly upon written or oral request a separate copy of the Annual Report and Proxy Statement to any shareholder at a shared address to which a single copy of either of those documents was delivered. To receive a separate copy of the Annual Report or Proxy Statement, you may write or call Goodyear's Investor Relations Department at The Goodyear Tire & Rubber Company, 200 Innovation Way, Akron, Ohio 44316-0001, Attention: Investor Relations, telephone (330) 796-3751. You may also access Goodyear's Annual Report and Proxy Statement on the Investor Relations section of Goodyear's website at www.goodyear.com or at www.proxyvote.com.

If you are a holder of record and would like to revoke your householding consent and receive a separate copy of the Annual Report or Proxy Statement in the future, please contact Broadridge Financial Solutions, either by calling toll free at (866) 540-7095 or by writing to Broadridge Financial Solutions, 51 Mercedes Way, Edgewood, New York 11717, Attention: Householding Department. You will be removed from the householding program within 30 days of receipt of the revocation of your consent.


Any shareholders of record who share the same address and currently receive multiple copies of Goodyear's Annual Report and Proxy Statement who wish to receive only one copy of these materials per household in the future should contact Goodyear's Investor Relations Department at the address or telephone number listed above to participate in the householding program.

A number of brokerage firms have instituted householding. If you hold your shares in "street name," please contact your bank, broker or other holder of record to request information about householding.

Form 10-K

Goodyear will mail without charge, upon written request, a copy of Goodyear's Annual Report on Form 10-K for the fiscal year ended December 31, 2021, including the Consolidated Financial Statements, schedules and list of exhibits, and any particular exhibit specifically requested. Requests should be sent to: The Goodyear Tire & Rubber Company, 200 Innovation Way, Akron, Ohio 44316-0001, Attn: Investor Relations. The Annual Report on Form 10-K is also available at www.goodyear.com.

Costs of Solicitation

The costs of soliciting proxies will be borne by Goodyear. Goodyear has retained D.F. King & Co., Inc., 48 Wall Street, New York, New York 10005, to assist in distributing proxy materials and soliciting proxies for an estimated fee of $14,500, plus reimbursement of reasonable out-of-pocket expenses. D.F. King & Co. may solicit proxies from shareholders by mail, telephone or the internet. In addition, officers or other employees of Goodyear may, without additional compensation, solicit proxies in person or by telephone or the internet.

Submission of Shareholder Proposals and Nominations

If a shareholder desires to have a proposal included in the proxy materials of the Board of Directors for the 2023 Annual Meeting of Shareholders, such proposal shall conform to the applicable proxy rules of the SEC concerning the submission and content of proposals, including Rule 14a-8 under the Securities Exchange Act of 1934, and must be received by Goodyear prior to the close of business on November 11, 2022. If an eligible shareholder, or a group of up to 20 eligible shareholders, desires to have a candidate for election as a director included in the proxy materials of the Board of Directors (a "proxy access nominee") for the 2023 Annual Meeting of Shareholders, such nomination shall conform to the applicable requirements set forth in Article II, Section 2A of the Company's Code of Regulations and any applicable regulations of the SEC concerning the submission and content of proxy access nominations, and must be submitted to the Secretary at the principal executive offices of the Company not earlier than October 12, 2022 and not later than the close of business on November 11, 2022. In addition, if a shareholder intends to present a proposal or other business (not including a proposal submitted for inclusion in our proxy materials pursuant to Rule 14a-8) or to nominate a candidate for election as a director (not including a proxy access nominee) at the 2023 Annual Meeting of Shareholders, the shareholder's notice must be delivered to, or mailed and received by, the


Secretary at the principal executive offices of the Company not earlier than December 12, 2022 and not later than the close of business on January 11, 2023. If notice of a proposal or a director nomination is not received by the Company in accordance with the dates specified pursuant to Rule 14a-8 or in the Code of Regulations, as the case may be, then the proposal or director nomination will be deemed untimely and we will have the right to exclude the proposal or director nomination from consideration at the meeting and/or to exercise discretionary voting authority and vote proxies returned to us with respect to such proposal or director nomination. Shareholder proposals or director nominations should be sent to the executive offices of Goodyear, 200 Innovation Way, Akron, Ohio 44316-0001, Attention: Office of the Secretary.

For a proposal or director nomination to be properly presented at an annual meeting of shareholders, a shareholder must comply with the deadlines described in the preceding paragraph, as well as all of the other requirements of the Code of Regulations. Goodyear reserves the right to reject, rule out of order, or take other appropriate action with respect to any proposal or director nomination that does not comply with these and other applicable requirements.

Other Business

Your Board of Directors does not intend to bring any other business before the Annual Meeting and is not aware of any other business intended to be presented by any other person.

After the conclusion of the matters described above, shareholders will have an opportunity to ask appropriate questions regarding Goodyear and its operations.

If any other matters properly come before the Annual Meeting, your proxy will be voted by Mr. Phillips, Mr. Wells or Mr. Young in such manner as they, in their discretion, deem appropriate.

March 11, 2022

By Order of the Board of Directors

Daniel T. Young

Daniel T. Young
Secretary



EXHIBIT A

Use of Forward-Looking Statements

FORWARD-LOOKING INFORMATION—SAFE HARBOR STATEMENT

Certain information in this Proxy Statement (other than historical data and information) may constitute forward-looking statements regarding events and trends that may affect our future operating results and financial position. The words "estimate," "expect," "intend" and "project," as well as other words or expressions of similar meaning, are intended to identify forward-looking statements. You are cautioned not to place undue reliance on forward-looking statements, which speak only as of the date of this Proxy Statement. Such statements are based on current expectations and assumptions, are inherently uncertain, are subject to risks and should be viewed with caution. Actual results and experience may differ materially from the forward-looking statements as a result of many factors, including:

- there are risks and uncertainties regarding our acquisition of Cooper Tire and our ability to achieve the expected benefits of such acquisition;

- our future results of operations, financial condition and liquidity may be adversely impacted by the COVID-19 pandemic, and that impact may be material;

- raw material cost increases may materially adversely affect our operating results and financial condition;

- we are experiencing inflationary cost pressures, including with respect to wages, benefits, transportation and energy costs, that may materially adversely affect our operating results and financial condition;

- delays or disruptions in our supply chain or in the provision of services, including utilities, to us could result in increased costs or disruptions in our operations;

- changes to tariffs, trade agreements or trade restrictions may materially adversely affect our operating results;

- if we do not successfully implement our strategic initiatives, our operating results, financial condition and liquidity may be materially adversely affected;

- we face significant global competition and our market share could decline;

- deteriorating economic conditions in any of our major markets, or an inability to access capital markets or third-party financing when necessary, may materially adversely affect our operating results, financial condition and liquidity;

- if we experience a labor strike, work stoppage, labor shortage or other similar event at the Company or its joint ventures, our business, results of operations, financial condition and liquidity could be materially adversely affected;

- financial difficulties, work stoppages, labor shortages, supply disruptions or economic conditions affecting our major original equipment customers, dealers or suppliers could harm our business;

- our capital expenditures may not be adequate to maintain our competitive position and may not be implemented in a timely or cost-effective manner;

- our international operations have certain risks that may materially adversely affect our operating results, financial condition and liquidity;

- we have foreign currency translation and transaction risks that may materially adversely affect our operating results, financial condition and liquidity;

- our long term ability to meet our obligations, to repay maturing indebtedness or to implement strategic initiatives may be dependent on our ability to access capital markets in the future and to improve our operating results;

- we have a substantial amount of debt, which could restrict our growth, place us at a competitive disadvantage or otherwise materially adversely affect our financial health;

- any failure to be in compliance with any material provision or covenant of our debt instruments, or a material reduction in the borrowing base under our revolving credit facility, could have a material adverse effect on our liquidity and operations;

- our variable rate indebtedness subjects us to interest rate risk, which could cause our debt service obligations to increase significantly;

- we have substantial fixed costs and, as a result, our operating income fluctuates disproportionately with changes in our net sales;

- we may incur significant costs in connection with our contingent liabilities and tax matters;

- our reserves for contingent liabilities and our recorded insurance assets are subject to various uncertainties, the outcome of which may result in our actual costs being significantly higher than the amounts recorded;

- environmental issues, including climate change, or legal, regulatory or market measures to address environmental issues, may negatively affect our business and operations and cause us to incur significant costs;

- we are subject to extensive government regulations that may materially adversely affect our operating results;

- we may be adversely affected by any disruption in, or failure of, our information technology systems due to computer viruses, unauthorized access, cyber-attack, natural disasters or other similar disruptions;

- we may not be able to protect our intellectual property rights adequately;

- if we are unable to attract and retain key personnel, our business could be materially adversely affected; and

- we may be impacted by economic and supply disruptions associated with events beyond our control, such as war, acts of terror, political unrest, public health concerns, labor disputes or natural disasters.

It is not possible to foresee or identify all such factors. We will not revise or update any forward-looking statement or disclose any facts, events or circumstances that occur after the date hereof that may affect the accuracy of any forward-looking statement.



EXHIBIT B

2022 PERFORMANCE PLAN

OF

THE GOODYEAR TIRE & RUBBER COMPANY

(Adopted April 11, 2022)

1. PURPOSE.

The purposes of the 2022 Performance Plan of The Goodyear Tire & Rubber Company (the "Plan") are to advance the interests of the Company and its shareholders by strengthening the ability of the Company to attract, retain and reward highly qualified officers and other selected employees, to motivate officers and other selected employees to achieve business objectives established to promote the long term growth, profitability and success of the Company, and to encourage ownership of the Common Stock of the Company by participating officers, other selected employees and non-employee directors. The Plan authorizes performance-based stock and cash incentive compensation in the form of stock options, stock appreciation rights, restricted stock, restricted stock units, performance grants, and other stock-based grants.

2. DEFINITIONS.

For the purposes of the Plan, the following terms shall have the following meanings:

(a) "AWARD" means any Stock Option, Stock Appreciation Right, Restricted Stock Grant, Performance Grant or Stock-Based Grant granted pursuant to the Plan.

(b) "BOARD OF DIRECTORS" means the Board of Directors of the Company.

(c) "CHANGE IN CONTROL" has the meaning set forth in Section 14(b) hereof.

(d) "CODE" means the Internal Revenue Code of 1986, as amended and in effect from time to time, or any successor statute thereto, together with the published rulings, regulations and interpretations duly promulgated thereunder.

(e) "COMMITTEE" means the committee of the Board of Directors established and constituted as provided in Section 5 of the Plan.

(f) "COMMON STOCK" means the common stock, without par value, of the Company, or any security issued by the Company in substitution or exchange therefor or in lieu thereof.

(g) "COMMON STOCK EQUIVALENT" means a Unit (or fraction thereof, if authorized by the Committee) substantially equivalent to a hypothetical share of Common Stock, credited to a Participant and having a value at any time equal to the Fair Market Value of a share of Common Stock (or such fraction thereof) at such time.

(h) "COMPANY" means The Goodyear Tire & Rubber Company, an Ohio corporation, or any successor corporation.

(i) "DATE OF GRANT" means the date as of which an Award is determined to be effective as designated in a resolution by the Committee and is granted pursuant to the Plan. The Date of Grant shall not be earlier than the date of the resolution and action therein by the Committee.

(j) "DIRECTOR" means any individual who is a member of the Board of Directors and who is not an Employee at the relevant time.

(k) "DIVIDEND EQUIVALENT" means, in respect of a Common Stock Equivalent, Performance Grant, Stock-Based Grant or Restricted Stock Unit and with respect to each dividend payment date for the Common Stock, an amount equal to the cash dividend on one share of Common Stock payable on such dividend payment date. No Dividend Equivalents shall relate to, or be granted with respect to, shares of Common Stock underlying a Stock Option or Stock Appreciation Right.

(l) "EMPLOYEE" means any individual, including any officer of the Company, who is on the active payroll of the Company or a Subsidiary at the relevant time.

(m) "EXCHANGE ACT" means the Securities Exchange Act of 1934, as amended and in effect from time to time, including all rules and regulations promulgated thereunder.

(n) "FAIR MARKET VALUE" means, in respect of any date on or as of which a determination thereof is being or to be made, the closing market price of the Common Stock reported on the Nasdaq Global Select Market on such date, or, if the Common Stock was not traded on such date, on the next preceding day on which sales of shares of the Common Stock were reported on the Nasdaq Global Select Market.

(o) "INCENTIVE STOCK OPTION" means any option to purchase shares of Common Stock granted pursuant to the provisions of Section 6 of the Plan that is intended to be and is specifically designated as an "incentive stock option" within the meaning of Section 422(b) of the Code.

(p) "NON-QUALIFIED STOCK OPTION" means any option to purchase shares of Common Stock granted pursuant to the provisions of Section 6 of the Plan that is not an Incentive Stock Option.

(q) "PARTICIPANT" means any Employee or Director who receives an Award under the Plan.

(r) "PERFORMANCE AWARD" has the meaning set forth in Section 9(a) hereof.

(s) "PERFORMANCE GOALS" mean, with respect to any Award granted pursuant to the Plan, the one or more targets, goals or levels of attainment required to be achieved in terms of the specified Performance Measure during the specified Performance Period, all as set forth in the related grant agreement.

(t) "PERFORMANCE GRANT" means an Award granted pursuant to Section 9 of the Plan which is contingent on the achievement of specific Performance Goals during a Performance Period, determined using a specific Performance Measure, all as specified in the grant agreement relating thereto.

(u) "PERFORMANCE MEASURE" means, with respect to any applicable Award granted pursuant to the Plan, one or more of the criteria selected by the Committee pursuant to Section 11(a) of the Plan for the purpose of establishing, and measuring attainment of, Performance Goals for a Performance Period in respect of such Award, as provided in the related grant agreement.



(v) "PERFORMANCE PERIOD" means, with respect to any applicable Award granted pursuant to the Plan, the one or more periods of time, which may be of varying and overlapping durations, as the Committee may select during which the attainment of one or more Performance Goals will be measured to determine whether, and the extent to which, a Participant is entitled to receive payment of such Award.

(w) "PLAN" means this 2022 Performance Plan of the Company, as set forth herein and as hereafter amended from time to time in accordance with the terms hereof.

(x) "PRIOR AWARD" means any award or grant made pursuant to a Prior Plan that is outstanding and unexercised on the effective date of the Plan.

(y) "PRIOR PLAN" means the Company's 2008 Performance Plan, 2013 Performance Plan or 2017 Performance Plan, as amended from time to time in accordance with the terms thereof.

(z) "RESTRICTED STOCK" means shares of Common Stock issued pursuant to a Restricted Stock Grant under Section 8 of the Plan, for so long as such shares remain subject to the restrictions and conditions specified in the grant agreement pursuant to which such Restricted Stock Grant is made.

(aa) "RESTRICTED STOCK GRANT" means an Award granted pursuant to the provisions of Section 8 of the Plan.

(bb) "RESTRICTED STOCK UNIT" means a Unit issued pursuant to a Restricted Stock Grant under Section 8 of the Plan, for so long as such Unit remains subject to the restrictions and conditions specified in the grant agreement pursuant to which such Restricted Stock Grant is made and until payment thereof.

(cc) "STOCK APPRECIATION RIGHT" means an Award in the form of a right to benefit from the appreciation of the Common Stock made pursuant to Section 7 of the Plan.

(dd) "STOCK-BASED GRANT" has the meaning set forth in Section 10(a) hereof.

(ee) "STOCK OPTION" means and includes any Non-Qualified Stock Option and any Incentive Stock Option granted pursuant to Section 6 of the Plan.

(ff) "SUBSIDIARY" means any corporation or entity in which the Company directly or indirectly owns or controls securities having a majority of the voting power of such corporation or entity; provided, however, that (i) for purposes of determining whether any Employee may be a Participant with respect to any Award of Incentive Stock Options, the term "Subsidiary" means a "subsidiary corporation" (within the meaning of Section 424(f) of the Code); and (ii) for purposes of determining whether any individual may be a Participant with respect to any Award of Stock Options or Stock Appreciation Rights that are intended to be exempt from Section 409A of the Code, the term "Subsidiary" means any corporation or other entity as to which the Company is an "eligible issuer of service recipient stock" (within the meaning of Section 409A of the Code).

(gg) "SUBSTITUTE AWARDS" means Awards that are granted in assumption of, or in substitution or exchange for, outstanding awards previously granted by an entity acquired directly or indirectly by the Company or with which the Company directly or indirectly combines.



(hh) "UNIT" means a bookkeeping entry used by the Company to record and account for the grant, settlement or, if applicable, deferral of an Award until such time as such Award is paid, canceled, forfeited or terminated, as the case may be, which, except as otherwise specified by the Committee, shall be equal to one Common Stock Equivalent.

3. EFFECTIVE DATE; TERM.

(a) EFFECTIVE DATE. The Plan was approved by the Board of Directors on March 1, 2022 and shall become effective on April 11, 2022, upon approval by the shareholders of the Company at the 2022 annual meeting of shareholders or any adjournments thereof.

(b) TERM. The Plan shall remain in effect through February 28, 2032, unless sooner terminated by the Board of Directors. Termination of the Plan shall not affect Awards then outstanding.

4. SHARES OF COMMON STOCK SUBJECT TO PLAN.

(a) MAXIMUM NUMBER OF SHARES AVAILABLE FOR ISSUANCE UNDER THE PLAN. The maximum aggregate number of shares of Common Stock which may be granted pursuant to Awards under the Plan, subject to Sections 4(b) and 4(c) of the Plan, shall be 21,000,000. Any shares of Common Stock that are subject to Awards of Stock Options or Stock Appreciation Rights shall be counted against this limit as one (1) share of Common Stock for every one (1) share of Common Stock granted. Any shares of Common Stock that are subject to Awards other than Stock Options or Stock Appreciation Rights shall be counted against this limit as 2.00 shares of Common Stock for every one (1) share of Common Stock granted. The shares of Common Stock which may be issued under the Plan may be authorized and unissued shares or issued shares reacquired by the Company. No fractional share of Common Stock shall be issued under the Plan. Awards of fractional shares of Common Stock, if any, shall be settled in cash.

Of the maximum aggregate number of shares of Common Stock which may be granted pursuant to Awards under the Plan, a total of 1,050,000 shares of Common Stock may be granted pursuant to Awards that are not subject to the minimum vesting requirements set forth in Sections 6(e), 7(c), 8(c), 9(a) or 10(c) of the Plan (which number equals 5% of the total number of shares of Common Stock reserved for issuance or delivery under Section 4(a) of the Plan).

(b) CHARGING OF SHARES. Shares of Common Stock subject to an Award or a Prior Award (other than a Substitute Award) that expires according to its terms or is forfeited, terminated, canceled or surrendered, in each case, without having been exercised or is settled, or can be paid only, in cash, and any shares of Common Stock subject to an Award or a Prior Award (other than a Stock Option or Stock Appreciation Right) that is surrendered in payment of the taxes associated with the vesting or settlement of such Award or Prior Award, will be available again for grant under the Plan, without reducing the number of shares of Common Stock that may be subject to Awards or that are available for the grant of Awards under the Plan and, with respect to Prior Awards under a Prior Plan, will become available for grant under the Plan, thereby increasing the number of shares of Common Stock that may be subject to Awards or that are available for the grant of Awards under the Plan. In no event shall (i) any shares of Common Stock subject to a Stock Option that is canceled upon the exercise of a tandem Stock Appreciation Right granted under the Plan or a Prior Plan, (ii) any shares of Common Stock subject to an Award or a Prior Award that is surrendered in payment of the exercise price of a Stock Option or in payment of taxes associated with the exercise of Stock Options or Stock Appreciation Rights granted under the Plan or a Prior Plan, (iii) any shares of Common Stock subject to a Stock Appreciation Right granted under the Plan or a Prior Plan that are not issued in connection with the stock settlement of the Stock Appreciation Right upon the exercise thereof, or (iv) any shares of Common Stock reacquired by the Company on the open market or otherwise using cash proceeds from the exercise of Stock Options under the Plan or a Prior Plan, become available for grant under the Plan pursuant to this paragraph. Any shares of Common Stock that become available for grant pursuant to this paragraph shall be added back (i) as one (1) share of Common Stock if such shares were subject to Stock Options or Stock Appreciation Rights granted under the Plan or were subject to stock options or stock appreciation rights granted under a Prior Plan, and (ii) as 2.00 shares of Common Stock if such shares were subject to Awards other than Stock Options or Stock Appreciation Rights granted under the Plan or were subject to Prior Awards other than stock options or stock appreciation rights granted under a Prior Plan.

Any Substitute Awards granted by the Company will not reduce the number of shares of Common Stock available for Awards under the Plan and will not count against the limits specified in Section 4(a) above. Available shares under a shareholder approved plan of an acquired company (as appropriately adjusted to reflect the transaction) may be used for Awards under the Plan (subject to applicable stock exchange requirements) and do not reduce the maximum number of shares under the Plan.

Units that represent deferred compensation, and shares of Common Stock issued in payment of deferred compensation, will not reduce the number of shares of Common Stock that may be subject to Awards or that are available for the grant of Awards under the Plan, except to the extent of matching or other related grants by the Company or any discount in the price used to convert the deferred compensation into Units or shares of Common Stock.

(c) ADJUSTMENTS UPON CHANGES IN CAPITAL STRUCTURE. In the event of a merger, consolidation, acquisition of property or shares, stock rights offering, liquidation, disaffiliation, or similar event affecting the Company or any of its Subsidiaries (each, a "Corporate Transaction"), the Committee or the Board of Directors may in its discretion make such substitutions or adjustments as it deems appropriate and equitable to prevent dilution or enlargement of the rights of Participants to (A) the aggregate number and kind of shares of Common Stock reserved for issuance and delivery under the Plan, (B) the various maximum share limitations applicable to certain types of Awards and upon the grants to individuals of certain types of Awards, (C) the number and kind of shares of Common Stock subject to outstanding Awards; and (D) the exercise price of outstanding Stock Options and Stock Appreciation Rights. In the event of a stock dividend, stock split, reverse stock split, separation, spinoff, reorganization, extraordinary dividend of cash or other property, share combination, recapitalization or similar event affecting the capital structure of the Company (each, a "Share Change"), the Committee or the Board of Directors shall make such equitable substitutions or adjustments to prevent dilution or enlargement of the rights of Participants to (A) the aggregate number and kind of shares of Common Stock reserved for issuance and delivery under the Plan, (B) the various maximum share limitations applicable to certain types of Awards and upon the grants to individuals of certain types of Awards, (C) the number and kind of shares of Common Stock subject to outstanding Awards; and (D) the exercise price of outstanding Stock Options and Stock Appreciation Rights. In the case of Corporate Transactions, such adjustments may include, without limitation, the cancellation of outstanding Awards in exchange for payments of cash, property or a combination thereof having an aggregate value equal to the value of such Awards, as determined by the Committee or the Board of Directors in its sole discretion. In no event shall any adjustment be required under this Section 4(c) if the Committee determines that such action could cause an Award to fail to satisfy the conditions of an applicable exception from the requirements of Section 409A of the Code or otherwise could subject a Participant to the additional tax imposed under Section 409A in respect of an outstanding Award.



(d) LIMIT ON AWARDS TO DIRECTORS. Notwithstanding any other provision of the Plan to the contrary, the sum of (i) the aggregate grant date fair value (computed as of the Date of Grant in accordance with applicable financial accounting rules) of all Awards granted to any single Director during any single calendar year, plus (ii) the aggregate amount of any cash retainers and fees payable during such calendar year to the Director pursuant to the Company's Director compensation program in effect from time to time, shall not exceed $750,000.

5. ADMINISTRATION.

(a) THE COMMITTEE. The Plan shall be administered by the Committee to be appointed from time to time by the Board of Directors and comprised of not less than three of the then members of the Board of Directors who qualify as "non-employee directors" within the meaning of Rule 16b-3 promulgated under the Exchange Act and as "independent directors" for purposes of the rules and regulations of the Nasdaq Global Select Market. The Company shall make and administer Awards under the Plan in accordance with the terms and conditions specified by the Committee, which terms and conditions shall be set forth in grant agreements and/or other instruments in such forms as the Committee shall approve.

(b) COMMITTEE POWERS. The Committee shall have full power and authority to operate and administer the Plan in accordance with its terms. The powers of the Committee include, but are not limited to, the power to: (i) select Participants from among the Employees and Directors (it being understood that no Employee or Director shall have the right to be selected to receive an Award under the Plan, or, having been so selected, to be selected to receive future Awards); (ii) establish the types of, and the terms and conditions of, all Awards made under the Plan, subject to any applicable limitations set forth in, and consistent with the express terms of, the Plan; (iii) make grants of and pay or otherwise effect Awards subject to, and consistent with, the express provisions of the Plan; (iv) establish Performance Goals, Performance Measures and Performance Periods, subject to, and consistent with, the express provisions of the Plan; (v) reduce the amount of any Award, without the consent of any Participant; (vi) prescribe the form or forms of grant agreements and other instruments evidencing Awards under the Plan; (vii) pay and to defer payment of Awards on such terms and conditions, not inconsistent with the express terms of the Plan, as the Committee shall determine; (viii) direct the Company to make conversions, accruals and payments pursuant to the Plan; (ix) construe and interpret the Plan and make any determination of fact incident to the operation of the Plan; (x) promulgate, amend and rescind rules and regulations relating to the implementation, operation and administration of the Plan; (xi) adopt such modifications, procedures and subplans as may be necessary or appropriate to comply with the laws of other countries with respect to Participants or prospective Participants employed in such other countries; (xii) delegate to other persons the responsibility for performing administrative or ministerial acts in furtherance of the Plan; (xiii) delegate to one or more officers (as that term is defined in Rule 16a-1(f) under the Exchange Act) of the Company the ability to make Awards under the Plan, provided that no such Awards may be made to officers or Directors; (xiv) engage the services of persons and firms, including banks, consultants and insurance companies, in furtherance of the Plan's activities; and (xv) make all other determinations and take all other actions as the Committee may deem necessary or advisable for the administration and operation of the Plan. The Committee shall have no obligation to treat Participants or eligible Participants uniformly, and the Committee may make determinations under the Plan selectively among Participants who receive, or individuals who are eligible to receive, Awards.

(c) COMMITTEE'S DECISIONS FINAL. Any determination, decision or action of the Committee in connection with the construction, interpretation, administration or application of the Plan, and of any grant agreement, shall be final, conclusive and binding upon all Participants, and all persons claiming through Participants, affected thereby.

(d) ADMINISTRATIVE ACCOUNTS. For the purpose of accounting for Awards deferred as to payment, the Company shall establish bookkeeping accounts expressed in Units bearing the name of each Participant receiving such Awards. Each account shall be unfunded, unless otherwise determined by the Committee in accordance with Section 16(e) of the Plan.

(e) AUTHORITY OF THE BOARD OF DIRECTORS. The Board of Directors may reserve to itself any or all of the authority or responsibility of the Committee under the Plan or may act as the administrator of the Plan for any and all purposes. To the extent the Board of Directors has reserved any such authority or responsibility or during any time that the Board of Directors is acting as administrator of the Plan, the Board of Directors shall have all the powers of the Committee hereunder, and any reference herein to the Committee (other than in this Section 5(e)) shall include the Board of Directors. To the extent that any action of the Board of Directors under the Plan conflicts with any action taken by the Committee, the action of the Board of Directors shall control.

6. STOCK OPTIONS.

(a) IN GENERAL. Options to purchase shares of Common Stock may be granted under the Plan and may be Incentive Stock Options or Non-Qualified Stock Options. All Stock Options shall be subject to the terms and conditions of this Section 6 and shall contain such additional terms and conditions, not inconsistent with the express provisions of the Plan, as the Committee shall determine. Stock Options may be granted in addition to, or in tandem with or independent of, Stock Appreciation Rights or other Awards under the Plan.

(b) ELIGIBILITY AND LIMITATIONS. Any Employee or Director may be granted Stock Options. The Committee shall determine, in its discretion, the Employees and Directors to whom Stock Options will be granted, the timing of such Awards, and the number of shares of Common Stock subject to each Stock Option granted, provided that (i) the maximum aggregate number of shares of Common Stock which may be issued and delivered upon the exercise of Incentive Stock Options shall be 21,000,000, (ii) Incentive Stock Options may only be granted to Employees, and (iii) in respect of Incentive Stock Options, the aggregate Fair Market Value (determined as of the date the Incentive Stock Option is granted) of the shares of Common Stock with respect to which an Incentive Stock Option becomes exercisable for the first time by an Employee during any calendar year shall not exceed $100,000, or such other limit as may be required by the Code, except that, if authorized by the Committee and provided for in the related grant agreement, any portion of any Incentive Stock Option that cannot be exercised as such because of this limitation will be converted into and exercised as a Non-Qualified Stock Option. In no event, without the approval of the Company's shareholders, shall any Stock Option (i) be granted to a Participant in exchange for the Participant's agreement to the cancellation of one or more Stock Options then held by such Participant if the exercise price of the new Award is lower than the exercise price of the Award to be cancelled, (ii) be amended to reduce the exercise price, or (iii) be cancelled in exchange for another Award or a cash payment. The immediately preceding sentence is intended to prohibit the repricing of "underwater" Stock Options without shareholder approval and will not be construed to prohibit the adjustments provided for in Section 4(c) of the Plan.

(c) OPTION EXERCISE PRICE. The per share exercise price of each Stock Option granted under the Plan shall be determined by the Committee prior to or at the time of grant, but in no event shall the per share exercise price of any Stock Option be less than 100% of the Fair Market Value of the Common Stock on the Date of Grant of such Stock Option, except for Substitute Awards provided for in Section 16(b) of the Plan.

(d) OPTION TERM. The term of each Stock Option shall be fixed by the Committee, except that in no event shall the term of any Stock Option exceed ten years from the Date of Grant.

(e) EXERCISABILITY. A Stock Option shall be exercisable at such time or times and subject to such terms and conditions as shall be determined by the Committee at the Date of Grant. Except for Substitute Awards, upon a Change in Control, and in certain limited situations (including the death, disability or retirement of the Participant) as designated by the Committee in the applicable grant agreement, Stock Options shall be subject to a minimum vesting period of at least one (1) year measured from the Date of Grant; provided that this minimum vesting provision shall not apply to Stock Options that are counted against the sub-limit set forth in the last paragraph of Section 4(a) of the Plan. No Stock Option may be exercised unless the holder thereof is at the time of such exercise an Employee or Director and has been continuously an Employee or Director since the Date of Grant, except that the Committee may permit the exercise of any Stock Option for any period following the Participant's termination of employment or service not in excess of the original term of the Stock Option on such terms and conditions as it shall deem appropriate and specify in the related grant agreement.

(f) METHOD OF EXERCISE. A Stock Option may be exercised, in whole or in part, by giving written notice of exercise to the Company specifying the number of shares of Common Stock to be purchased. Such notice shall be accompanied by payment in full of the exercise price in cash or through any other method(s) of payment approved by the Committee, as set forth in the applicable grant agreement.

7. STOCK APPRECIATION RIGHTS.

(a) IN GENERAL. Stock Appreciation Rights in respect of shares of Common Stock may be granted under the Plan alone, in tandem with, in addition to or independent of a Stock Option or other Award under the Plan. Except for Substitute Awards provided for in Section 16(b) of the Plan, a Stock Appreciation Right entitles a Participant to receive an amount equal to the excess of the Fair Market Value of a share of Common Stock on the date of exercise over the Fair Market Value of a share of Common Stock on the Date of Grant of the Stock Appreciation Right, or such other higher price as may be set by the Committee, multiplied by the number of shares of Common Stock with respect to which the Stock Appreciation Right shall have been exercised.

(b) ELIGIBILITY AND LIMITATIONS. Any Employee or Director may be granted Stock Appreciation Rights. The Committee shall determine, in its discretion, the Employees and Directors to whom Stock Appreciation Rights will be granted, the timing of such Awards and the number of shares of Common Stock in respect of which each Stock Appreciation Right is granted. In no event, without the approval of the Company's shareholders, shall any Stock Appreciation Right (i) be granted to a Participant in exchange for the Participant's agreement to the cancellation of one or more Stock Appreciation Rights then held by such Participant if the exercise price of the new Award is lower than the exercise price of the Award to be cancelled, (ii) be amended to reduce the exercise price, or (iii) be cancelled in exchange for another Award or a cash payment. The immediately preceding sentence is intended to prohibit the repricing of "underwater" Stock Appreciation Rights without shareholder approval and will not be construed to prohibit the adjustments provided for in Section 4(c) of the Plan.



(c) TERM; EXERCISABILITY; EXERCISE; FORM OF PAYMENT. The term of each Stock Appreciation Right shall be fixed by the Committee; except that in no event shall the term of any Stock Appreciation Right exceed ten years from the Date of Grant. A Stock Appreciation Right may be exercised by a Participant at such time or times and in such manner as shall be authorized by the Committee and set forth in the related grant agreement. Except for Substitute Awards, upon a Change in Control, and in certain limited situations (including the death, disability or retirement of the Participant) as designated by the Committee in the applicable grant agreement, Stock Appreciation Rights shall be subject to a minimum vesting period of at least one (1) year measured from the Date of Grant; provided that this minimum vesting provision shall not apply to Stock Appreciation Rights that are counted against the sub-limit set forth in the last paragraph of Section 4(a) of the Plan. The Committee may provide that a Stock Appreciation Right shall be automatically exercised on one or more specified dates. No Stock Appreciation Right may be exercised unless the holder thereof is at the time of exercise an Employee or Director and has been continuously an Employee or Director since the Date of Grant, except that the Committee may permit the exercise of any Stock Appreciation Right for any period following the Participant's termination of employment or service not in excess of the original term of the Stock Appreciation Right on such terms and conditions as it shall deem appropriate and specify in the related grant agreement. A Stock Appreciation Right may be exercised, in whole or in part, by giving the Company a written notice specifying the number of shares of Common Stock in respect of which the Stock Appreciation Right is to be exercised. Stock Appreciation Rights may be paid upon exercise in cash, in shares of Common Stock, or in any combination of cash and shares of Common Stock as determined by the Committee. With respect to any Stock Appreciation Rights granted in tandem with a Stock Option, the tandem Stock Appreciation Rights may be exercised only at a time when the related Stock Option is also exercisable and at a time when the "spread" is positive, and by surrender of the related Stock Option for cancellation.

8. RESTRICTED STOCK GRANTS.

(a) IN GENERAL. A Restricted Stock Grant is the issue of shares of Common Stock or Units in the name of an Employee or Director, which issuance is subject to such terms and conditions as the Committee shall deem appropriate, including, without limitation, restrictions on the sale, assignment, transfer or other disposition of such shares or Units and the requirement that the Employee or Director forfeit such shares or Units back to the Company (i) upon termination of employment or service for specified reasons within a specified period of time, (ii) if any specified Performance Goals are not achieved during a specified Performance Period, or (iii) if such other conditions as the Committee may specify are not satisfied.

(b) ELIGIBILITY AND TERMS. Any Employee or Director may receive a Restricted Stock Grant. The Committee, in its sole discretion, shall determine whether a Restricted Stock Grant shall be made, the Employee or Director to receive the Restricted Stock Grant, whether the Restricted Stock Grant will consist of Restricted Stock or Restricted Stock Units, or both, and the conditions and restrictions imposed on the Restricted Stock Grant.

(c) RESTRICTION PERIOD. Restricted Stock Grants shall provide that in order for a Participant to receive shares of Common Stock or Units free of restrictions, the Participant must remain an Employee or Director of the Company or its Subsidiaries for a period of time specified by the Committee (the "Restriction Period"). The Committee may also establish one or more Performance Goals that are required to be achieved during one or more Performance Periods within the Restriction Period as a condition to the lapse of the restrictions. Except for Substitute Awards, upon a Change in Control, and in certain limited situations (including the death, disability or retirement of the Participant) as designated by the Committee in the applicable grant agreement, Restricted Stock Grants shall be subject to a minimum Restriction Period of at least one (1) year measured



from the Date of Grant; provided that this minimum vesting provision shall not apply to Restricted Stock Grants that are counted against the sub-limit set forth in the last paragraph of Section 4(a) of the Plan.

(d) RESTRICTIONS. The following restrictions and conditions shall apply to each Restricted Stock Grant during the Restriction Period: (i) the Participant may not sell, assign, transfer, pledge, hypothecate, encumber or otherwise dispose of or realize on the shares of Common Stock or Units subject to the Restricted Stock Grant; and (ii) the shares of the Common Stock issued as Restricted Stock or the Restricted Stock Units shall be forfeited to the Company if the Participant for any reason ceases to be an Employee or Director prior to the end of the Restriction Period, except due to circumstances specified in the related grant agreement or otherwise approved by the Committee. Unless otherwise directed by the Committee, (i) all certificates representing shares of Restricted Stock will be held in custody by the Company until all restrictions thereon have lapsed, together with a stock power or powers executed by the Participant in whose name such certificates are registered, endorsed in blank and covering such shares of Common Stock, or (ii) all uncertificated shares of Restricted Stock will be held at the Company's transfer agent in book entry form with appropriate restrictions relating to the transfer of such shares of Restricted Stock. The Committee may, in its sole discretion, include such other restrictions and conditions as it may deem appropriate.

(e) PAYMENT. Upon expiration of the Restriction Period and if all conditions have been satisfied and any applicable Performance Goals attained, the shares of the Restricted Stock will be made available to the Participant or the Restricted Stock Units will be converted to an equivalent number of shares of Common Stock and reflected in the account of the Participant, free of all restrictions; provided, that the Committee may, in its discretion, require (i) the further deferral of any Restricted Stock Units beyond the initially specified Restriction Period, and (ii) that the Participant receive a cash payment in lieu of delivery of shares of Common Stock under Restricted Stock Units.

(f) RIGHTS AS A SHAREHOLDER. A Participant shall have, with respect to shares of Restricted Stock, all of the rights of a shareholder of the Company, including the right to vote the shares and, except as otherwise provided herein, to receive any cash dividends paid thereon. A Participant shall not have, with respect to Restricted Stock Units, any voting or other rights of a shareholder of the Company, but unless otherwise determined by the Committee shall have the right to receive Dividend Equivalents. Notwithstanding the foregoing, any dividends or Dividend Equivalents with respect to any Restricted Stock Grants shall be accumulated or deemed reinvested in additional Restricted Stock or Restricted Stock Units until the applicable Award is earned and vested, and such dividends or Dividend Equivalents shall not be paid if the applicable Performance Goals, if any, and other vesting conditions are not satisfied.

9. PERFORMANCE GRANTS.

(a) ELIGIBILITY AND TERMS. The Committee may grant to Employees the prospective contingent right, expressed in Units, to receive payments of shares of Common Stock, cash or any combination thereof, with each Unit equivalent in value to one share of Common Stock, or equivalent to such other value or monetary amount as may be designated or established by the Committee ("Performance Grants"), based upon the achievement of Performance Goals over a specified Performance Period. The Committee shall, in its sole discretion, determine the Employees eligible to receive a Performance Grant and establish the applicable Performance Periods, Performance Measures and Performance Goals in respect of such Performance Grant. Except for Substitute Awards, upon a Change in Control, and in certain limited situations (including the death, disability or retirement of the Participant) as designated by the Committee in the applicable grant agreement, Performance Grants that are settled in shares of Common Stock shall be subject to a minimum vesting period of at least one (1) year measured from the Date of Grant; provided that this minimum vesting provision shall not apply to Performance Grants that are counted against the sub-limit set forth in the last paragraph of Section 4(a) of the Plan. The number of shares of Common Stock and/or the amount of cash earned and payable in settlement of a Performance Grant shall be determined at the end of the Performance Period (a "Performance Award"). The Committee may, in its sole discretion, provide for the payment of Dividend Equivalents with respect to Performance Grants; provided that any such Dividend Equivalents shall be accumulated or deemed reinvested in additional Units until the applicable Award is earned and vested, and such Dividend Equivalents shall not be paid if the Performance Goals and any other applicable vesting conditions are not satisfied.

(b) FORM OF GRANTS. Performance Grants may be made on such terms and conditions not inconsistent with the Plan, and in such form or forms, as the Committee may from time to time approve. Performance Grants may be made alone, in addition to, in tandem with, or independent of other Awards under the Plan. Subject to the terms of the Plan, the Committee shall, in its discretion, determine the number of Units subject to each Performance Grant made to a Participant and the Committee may impose different terms and conditions on any particular Performance Grant made to any Participant. The Performance Goals, the Performance Period or Periods, and the Performance Measures applicable to a Performance Grant shall be set forth in the relevant grant agreement.

(c) PAYMENT OF AWARDS. Each Participant shall be entitled to receive payment in an amount equal to the aggregate Fair Market Value (if the Unit is equivalent to a share of Common Stock), or such other value as the Committee shall specify, of the Units earned in respect of such Performance Award. Payment in settlement of a Performance Award may be made in shares of Common Stock, in cash, or in any combination of Common Stock and cash, and at such time or times, as the Committee, in its discretion, shall determine.

10. OTHER STOCK-BASED GRANTS.

(a) IN GENERAL. The Committee may grant other Awards pursuant to which Common Stock is, or in the future may be, acquired by Participants, and other Awards to Participants denominated in Common Stock Equivalents or other Units ("Stock-Based Grants"). Such Stock-Based Grants may be made alone, in addition to, in tandem with, or independent of other Awards under the Plan, including, without limitation, unrestricted shares of Common Stock. The Committee may make Stock-Based Grants as a bonus or in lieu of other compensation to a Participant, or may make Stock-Based Grants in lieu of obligations of the Company or a Subsidiary to pay cash or deliver other property (including Common Stock) under a deferred compensation plan or under other plans or compensatory arrangements, subject to such terms as shall be determined by the Committee in a manner that complies with Section 409A of the Code.

(b) ELIGIBILITY AND TERMS. The Committee may make Stock-Based Grants to Employees or Directors. Subject to the provisions of the Plan, the Committee shall have authority to determine the Employees and Directors to whom, and the time or times at which, Stock-Based Grants will be made, the number of shares of Common Stock, if any, to be subject to or covered by each Stock-Based Grant, and any and all other terms and conditions of each Stock-Based Grant. The Committee may, in its sole discretion, provide for the payment of Dividend Equivalents with respect to Stock-Based Grants, provided that any Dividend Equivalents with respect to Stock-Based Grants shall be accumulated or deemed reinvested in additional Common Stock Equivalents or Units until the applicable Award is earned and vested, and such Dividend Equivalents shall not be paid if the applicable Performance Goals, if any, and other vesting conditions are not satisfied.

(c) RESTRICTION PERIOD. Except for Substitute Awards, upon a Change in Control, and in certain limited situations (including the death, disability or retirement of the Participant) as designated by the Committee in the applicable grant agreement, Stock-Based Grants that are settled in shares of Common Stock shall be subject to a minimum vesting period of at least one (1) year measured from the Date of Grant; provided that this minimum vesting provision shall not apply to Stock-Based Grants that are counted against the sub-limit set forth in the last paragraph of Section 4(a) of the Plan.

(d) FORM OF GRANTS; PAYMENT OF AWARDS. Stock-Based Grants may be made in such form or forms and on such terms and conditions, including the attainment of specific Performance Goals, as the Committee, in its discretion, shall approve. Payment of Stock-Based Awards may be made in cash, in shares of Common Stock, or in any combination of cash and shares of Common Stock, and at such time or times, as the Committee, in its discretion, shall determine.

11. AWARDS SUBJECT TO THE ATTAINMENT OF PERFORMANCE GOALS.

Each Performance Grant and each other Award subject to the attainment of Performance Goals shall specify the Performance Goals, Performance Period and Performance Measures to which such Award is subject. The Performance Goals and Performance Period shall be established by the Committee in its sole discretion. The Committee shall establish one or more Performance Measures for each Performance Period for determining the portion of the Award which will be earned or forfeited based on the extent to which the Performance Goals are achieved or exceeded. The term Performance Measures includes one or more of the criteria established pursuant to the Plan for Participants who have received Performance Grants or other Awards subject to the attainment of Performance Goals. Any Performance Measures that are financial metrics may be determined in accordance with United States Generally Accepted Accounting Principles ("GAAP") or may be adjusted when established (or at any time thereafter) to include or exclude any items otherwise includable or excludable under GAAP. The Performance Measures may be calculated before or after taxes, interest, depreciation, amortization, discontinued operations, effect of accounting changes, acquisition expenses, restructuring expenses, items that are unusual in nature or infrequent in occurrence, extraordinary items, non-operating items or unusual charges, as determined by the Committee at the time the Performance Measures are established (or at any time thereafter). Performance Goals may be established on a corporate-wide basis, with respect to one or more business units, divisions, subsidiaries or business segments and in either absolute terms or relative to the performance of one or more comparable companies or an index covering multiple companies. Performance Goals may include minimum, maximum and target levels of performance, with the size of the Performance Award or other payout of the Award based on the level attained. In the event of a Corporate Transaction or a Share Change (as such terms are defined in Section 4(c)), the Committee may make such adjustments to the Performance Goals and Performance Measures applicable to outstanding Awards as it deems appropriate and equitable.

12. DEFERRALS.

To the extent permitted by Section 409A of the Code, the Committee may, whether at the time of grant or at any time thereafter prior to payment or settlement, require a Participant to defer, or permit (subject to such conditions as the Committee may from time to time establish) a Participant to elect to defer, receipt of all or any portion of any payment of cash or shares of Common Stock that would otherwise be due to such Participant in payment or settlement of any Award under the Plan. If any such deferral is required by the Committee (or is elected by the Participant with the permission of the Committee), the Committee shall establish rules and procedures for such payment deferrals. The Committee may provide for the payment or



crediting of interest, at such rate or rates as it shall in its discretion deem appropriate, on such deferred amounts credited in cash and the payment or crediting of Dividend Equivalents in respect of deferred amounts credited in Common Stock Equivalents or Restricted Stock Units. Deferred amounts may be paid in a lump sum or in installments in the manner and to the extent permitted, and in accordance with rules and procedures established, by the Committee. This Section 12 shall not apply to any grant of Stock Options or Stock Appreciation Rights that are intended to be exempt from Section 409A of the Code.

13. NON-TRANSFERABILITY OF AWARDS.

No Award under the Plan, and no right or interest therein, shall be (a) assignable, alienable or transferable by a Participant, except by will or the laws of descent and distribution, (b) subject to any obligation, or the lien or claims of any creditor, of any Participant, or (c) subject to any lien, encumbrance or claim of any party made in respect of or through any Participant, however arising. During the lifetime of a Participant, Stock Options and Stock Appreciation Rights are exercisable only by, and shares of Common Stock issued upon the exercise of Stock Options and Stock Appreciation Rights or in settlement of other Awards will be issued only to, and other payments in settlement of any Award will be payable only to, the Participant or his or her legal representative. The Committee may, in its sole discretion, authorize written designations of beneficiaries and authorize Participants to designate beneficiaries with the authority to exercise Stock Options and Stock Appreciation Rights granted to a Participant in the event of his or her death. Notwithstanding the foregoing, the Committee may, in its sole discretion and on and subject to such terms and conditions as it shall deem appropriate, which terms and conditions shall be set forth in the related grant agreement: (i) authorize a Participant to transfer all or a portion of any Award other than an Incentive Stock Option made to such Participant; provided, that in no event shall any transfer be made to any person or persons other than such Participant's spouse, children or grandchildren, or a trust or partnership (or other legal entity which the Committee may approve) for the exclusive benefit of one or more such persons, which transfer must be made as a gift and without any consideration; and (ii) provide for the transferability of a particular Award other than an Incentive Stock Option pursuant to a domestic relations order. All other transfers and any retransfer by any permitted transferee are prohibited and any such purported transfer shall be null and void. Each Award which becomes the subject of a permitted transfer (and the Participant to whom it was granted by the Company) shall continue to be subject to the same terms and conditions as were in effect immediately prior to such permitted transfer. The Participant shall remain responsible to the Company for the payment of all withholding taxes incurred as a result of any exercise of such Award. In no event shall any permitted transfer of an Award create any right in any party in respect of any Award, other than the rights of the qualified transferee in respect of such Award specified in the related grant agreement.

14. CHANGE IN CONTROL.

(a) EFFECT ON GRANTS. The Committee may, in its sole discretion and without the consent of Participants, either by the terms of the applicable grant agreement or by resolution adopted prior to the occurrence of the Change in Control, determine whether and to what extent outstanding Awards under the Plan shall be assumed, converted or replaced by the resulting entity in connection with a Change in Control (or, if the Company is the resulting entity, whether such Awards shall be continued by the Company), in each case subject to equitable adjustments in accordance with Section 4(c) of the Plan.

(1)   To the extent outstanding Awards granted under this Plan are not assumed, converted or replaced by the resulting entity in connection with a Change in Control (or, if the Company is the resulting entity, to the extent such Awards are not continued by the Company) in accordance with this Section 14(a), then effective immediately prior to the Change in



Control: (i) all Stock Options and Stock Appreciation Rights then outstanding shall become fully exercisable as of the date of the Change in Control, whether or not then exercisable; (ii) all restrictions and conditions in respect of all Restricted Stock Grants then outstanding shall be deemed satisfied as of the date of the Change in Control; and (iii) all Performance Grants and Stock-Based Grants shall be deemed to have been fully earned, at the target amount of the award opportunity specified in the grant agreement, as of the date of the Change in Control.

(2) To the extent outstanding Awards granted under this Plan are assumed, converted or replaced by the resulting entity in the event of a Change in Control (or, if the Company is the resulting entity, to the extent such Awards are continued by the Company) in accordance with this Section 14(a), then all Awards shall continue to vest during the applicable vesting period, if any, in accordance with their terms, subject to the immediately following sentence. In the event of a Severance (as defined below) of a Participant, and notwithstanding any other provision of the Plan or a grant agreement to the contrary (unless the grant agreement provides otherwise with specific reference to this Section): (i) all Stock Options and Stock Appreciation Rights then outstanding shall become fully exercisable as of the date of the Severance, whether or not then exercisable; (ii) all restrictions and conditions in respect of all Restricted Stock Grants then outstanding shall be deemed satisfied as of the date of the Severance; and (iii) all Performance Grants and Stock-Based Grants shall be deemed to have been fully earned, at the target amount of the award opportunity specified in the grant agreement, as of the date of the Severance.

(b) DEFINITIONS. As used in the Plan, the following terms shall have the following meanings (unless otherwise prescribed by the Committee in a grant agreement):

(1) "*Affiliate*" shall have the meaning set forth in Rule 12b-2 under the Exchange Act.

(2) "*Beneficial Owner*" shall have the meaning set forth in Rule 13d-3 under the Exchange Act.

(3) "*Cause*" means (i) the continued failure by the Participant to substantially perform the Participant's duties with the Company or a Subsidiary (other than any such failure resulting from the Participant's incapacity due to physical or mental illness), (ii) the engaging by the Participant in conduct which is demonstrably injurious to the Company, monetarily or otherwise, (iii) the Participant committing any felony or any crime involving fraud, breach of trust or misappropriation or (iv) any breach or violation of any agreement relating to the Participant's employment with the Company or a Subsidiary where the Company or a Subsidiary, in its discretion, determines that such breach or violation materially and adversely affects the Company.

(4) A "*Change in Control*" shall be deemed to have occurred if the event set forth in any one of the following paragraphs shall have occurred:

(i) any Person is or becomes the Beneficial Owner, directly or indirectly, of securities of the Company (not including in the securities beneficially owned by such Person any securities acquired directly from the Company other than securities acquired by virtue of the exercise of a conversion or similar privilege or right unless the security being so converted or pursuant to which such right was exercised was itself acquired directly from the Company) representing 20% or more of (A) the then outstanding shares of Common Stock of the Company or (B) the combined voting power of the Company's then outstanding voting securities entitled to vote generally in the election of directors; or

(ii)   the following individuals cease for any reason to constitute a majority of the number of directors then serving on the Board of Directors (the "Incumbent Board"): individuals who, on the Effective Date, constitute the Board of Directors and any new director (other than a director whose initial assumption of office is in connection with an actual or threatened election contest, including, without limitation, a consent solicitation, relating to the election of directors of the Company) whose appointment or election by the Board of Directors or nomination for election by the Company's stockholders was approved or recommended by a vote of at least two-thirds of the directors then still in office who either were directors on the Effective Date or whose appointment, election or nomination for election was previously so approved or recommended; or

(iii)   there is consummated a merger or consolidation of the Company or any direct or indirect Subsidiary of the Company with any other corporation, other than a merger or consolidation pursuant to which (A) the voting securities of the Company outstanding immediately prior to such merger or consolidation will continue to represent (either by remaining outstanding or by being converted into voting securities of the surviving entity or any parent thereof) more than 50% of the outstanding shares of common stock, and the combined voting power of the then outstanding voting securities entitled to vote generally in the election of directors, as the case may be, of the Company or such surviving entity or any parent thereof outstanding immediately after such merger or consolidation, (B) no Person will become the Beneficial Owner, directly or indirectly, of securities of the Company or such surviving entity or any parent thereof representing 20% or more of the outstanding shares of common stock or the combined voting power of the outstanding voting securities entitled to vote generally in the election of directors (except to the extent that such ownership existed prior to such merger or consolidation) and (C) individuals who were members of the Incumbent Board will constitute at least a majority of the members of the board of directors of the corporation (or any parent thereof) resulting from such merger or consolidation; or

(iv)   the stockholders of the Company approve a plan of complete liquidation or dissolution of the Company or there is consummated a sale or disposition by the Company of all or substantially all of the Company's assets, other than a sale or disposition by the Company of all or substantially all of the Company's assets to an entity, (A) more than 50% of the outstanding shares of common stock and the combined voting power of the then outstanding voting securities entitled to vote generally in the election of directors, as the case may be, of which (or of any parent of such entity) is owned by stockholders of the Company in substantially the same proportions as their ownership of the Company immediately prior to such sale, (B) in which (or in any parent of such entity) no Person is or becomes the Beneficial Owner, directly or indirectly, of securities of the Company representing 20% or more of the outstanding shares of common stock resulting from such sale or disposition or the combined voting power of the outstanding voting securities entitled to vote generally in the election of directors (except to the extent that such ownership existed prior to such sale or disposition) and (C) in which (or in any parent of such entity) individuals who were members of the Incumbent Board will constitute at least a majority of the members of the board of directors.

(5)   "*Effective Date*" means the date set forth in Section 3(a) hereof.

(6)   "*Good Reason*" as a reason for a Participant's termination of employment shall have the meaning assigned such term, if any, under (i) The Goodyear Tire & Rubber Company Executive Severance and Change in Control Plan, as amended from time to time, or any successor plan, but only if he or she participates in that plan immediately prior to the Severance, or (ii) under The Goodyear Tire & Rubber Company Continuity Plan for Salaried Employees, as amended from time to time,



or any successor plan, but only if he or she participates in that plan (and that plan defines "Good Reason" for purposes of his or her termination of employment) immediately prior to the Severance.

(7) "*Person*" shall have the meaning given in Section 3(a)(9) of the Exchange Act, as modified and used in Sections 13(d) and 14(d) thereof, except that such term shall not include (i) the Company or any of its Affiliates, (ii) a trustee or other fiduciary holding securities under an employee benefit plan of the Company or any of its Subsidiaries, (iii) an underwriter temporarily holding securities pursuant to an offering of such securities or (iv) a corporation owned, directly or indirectly, by the stockholders of the Company in substantially the same proportions as their ownership of stock of the Company.

(8) "*Severance*" means from the date of a Change in Control until the second anniversary of the Change in Control, the termination of a Participant's employment with the Company or a Subsidiary (i) by the Company or a Subsidiary, other than for Cause or pursuant to mandatory retirement policies of the Company or a Subsidiary that existed prior to the Change in Control or (ii) by the Participant for Good Reason, but only if he or she either participates in The Goodyear Tire & Rubber Company Executive Severance and Change in Control Plan, as amended from time to time, or any successor plan, or participates in The Goodyear Tire & Rubber Company Continuity Plan for Salaried Employees, as amended from time to time, or any successor plan (and that plan defines "Good Reason" for purposes of his or her termination of employment), immediately prior to the date of termination.

A Participant will not be considered to have incurred a Severance if his or her employment is discontinued by reason of the Participant's death or a physical or mental condition causing such Participant's inability to substantially perform his or her duties with the Company or a Subsidiary, including, without limitation, such condition entitling him or her to benefits under any sick pay or disability income policy or program of the Company or a Subsidiary.

15. AMENDMENT AND TERMINATION.

The Board of Directors may terminate the Plan at any time, except with respect to grants then outstanding. The Board of Directors may amend the Plan at any time and from time to time in such respects as the Board of Directors may deem necessary or appropriate without approval of the shareholders, unless such approval is necessary in order to comply with applicable laws, including the Exchange Act and the Code, or the rules and regulations of any securities exchange on which the Common Stock is listed. Subject to Section 4(c) hereof, in no event may the Board of Directors amend the Plan without the approval of the shareholders to (i) increase the maximum number of shares of Common Stock which may be issued pursuant to the Plan, (ii) reduce the minimum exercise price for Stock Options and Stock Appreciation Rights as set forth in the Plan, or (iii) change the restrictions on the repricing of Stock Options or Stock Appreciation Rights contained in the penultimate sentence of Sections 6(b) or 7(b) of the Plan.

Subject to provisions of Sections 6(b) and 7(b) hereof prohibiting repricing of Stock Options and Stock Appreciation Rights without shareholder approval, the Committee may amend the terms of any Award granted under the Plan prospectively or retroactively. Subject to Section 4(c) hereof, no amendment shall materially impair the rights of any Participant without his or her consent; provided, however, that the Committee may modify an Incentive Stock Option held by a Participant to disqualify such Stock Option from treatment as an "incentive stock option" under Section 422 of the Code without the Participant's consent.



16. MISCELLANEOUS.

(a) WITHHOLDING TAXES. All Awards under the Plan will be made subject to any applicable withholding for taxes of any kind. The Company shall have the right to deduct from any amount payable under the Plan, including delivery of shares of Common Stock to be made under the Plan, all federal, state, city, local or foreign taxes of any kind required by law to be withheld with respect to such payment and to take such other actions as may be necessary in the opinion of the Company to satisfy all obligations for the payment of such taxes. If shares of Common Stock are used to satisfy withholding taxes, such shares shall be valued based on the Fair Market Value thereof on the date when the withholding for taxes is required to be made and shall be withheld only up to the minimum required tax withholding rates. The Company shall have the right to require a Participant to pay cash to satisfy withholding taxes as a condition to the payment of any amount (whether in cash or shares of Common Stock) under the Plan.

(b) SUBSTITUTE AWARDS FOR AWARDS GRANTED BY OTHER ENTITIES. Substitute Awards may be granted under the Plan for grants or awards held by employees of a company or entity who become Employees as a result of the acquisition, merger or consolidation of the employer company by or with the Company or a Subsidiary. Except as otherwise provided by applicable law and notwithstanding anything in the Plan to the contrary, the terms, provisions and benefits of the Substitute Awards so granted may vary from those set forth in or required or authorized by this Plan to such extent as the Committee at the time of the grant may deem appropriate to conform, in whole or part, to the terms, provisions and benefits of the grants or awards in substitution for which they are granted.

(c) NO RIGHT TO EMPLOYMENT. Neither the adoption of the Plan nor the grant of any Award shall confer upon any Employee any right to continued employment with the Company or any Subsidiary, nor shall it interfere in any way with the right of the Company or any Subsidiary to terminate the employment of any Employee at any time, with or without cause.

(d) UNFUNDED PLAN. The Plan shall be unfunded and the Company shall not be required to segregate any assets that may at any time be represented by Awards under the Plan. Any liability of the Company to any person with respect to any Award under the Plan shall be based solely upon any contractual obligations that may be effected pursuant to the Plan. No such obligation of the Company shall be deemed to be secured by any pledge of, or other encumbrance on, any property of the Company.

(e) PAYMENTS TO TRUST. The Committee is authorized to cause to be established a trust agreement or several trust agreements whereunder the Committee may make payments of amounts due or to become due to Participants in the Plan.

(f) ENGAGING IN COMPETITION WITH COMPANY. To the extent permitted under applicable law, in the event that a Participant's employment with the Company or a Subsidiary terminates for any reason whatsoever (whether voluntarily or involuntarily), and within eighteen (18) months after the date thereof the Participant accepts employment with any competitor of, or otherwise engages in competition with, the Company, the Committee, in its sole discretion, may require such Participant to return, or (if not received) to forfeit, to the Company the economic value of any Award which is realized or obtained (measured at the date of exercise, vesting or payment) by such Participant (i) at any time after the date which is six months prior to the date of such termination of the Participant's employment with the Company or a Subsidiary or (ii) during such other period as the Committee may determine.

(g) COMPENSATION RECOVERY POLICY. Any Award granted to a Participant shall be subject to forfeiture or repayment pursuant to the terms of any applicable compensation recovery policy maintained by the Company from time to time, including



any such policy that may be adopted or amended to comply with the Dodd-Frank Wall Street Reform and Consumer Protection Act or any rules or regulations issued by the Securities and Exchange Commission or applicable securities exchange, whether or not such policy was in place at the time of grant of the Award.

(h) OTHER COMPANY BENEFIT AND COMPENSATION PROGRAMS. Payments and other benefits received by a Participant under an Award made pursuant to the Plan shall not be deemed a part of a Participant's regular, recurring compensation for purposes of any termination indemnity or severance pay law of any country and shall not be included in, nor have any effect on, the determination of benefits under any pension or other employee benefit plan or similar arrangement provided by the Company or any Subsidiary, unless (i) expressly so provided by such other plan or arrangement or (ii) the Committee expressly determines that an Award or a portion thereof should be included as recurring compensation. Nothing contained in the Plan shall prohibit the Company or any Subsidiary from establishing other special awards, incentive compensation plans, compensation programs and other similar arrangements providing for the payment of performance, incentive or other compensation to Employees or Directors. Payments and benefits provided to any Employee or Director under any other plan, including, without limitation, any stock option, stock award, restricted stock, deferred compensation, savings, retirement or other benefit plan or arrangement, shall be governed solely by the terms of such other plan.

(i) SECURITIES LAW RESTRICTIONS. In no event shall the Company be obligated to issue or deliver any shares of Common Stock if such issuance or delivery shall constitute a violation of any provisions of any law or regulation of any governmental authority or securities exchange on which the Common Stock is listed. No shares of Common Stock shall be issued under the Plan unless counsel for the Company shall be satisfied that such issuance will be in compliance with all applicable federal and state securities laws and regulations and all requirements of any securities exchange on which the Common Stock is listed.

(j) GRANT AGREEMENTS. Each grant of an Award under the Plan shall be evidenced by a grant agreement, in a form specified by the Committee, which shall set forth the terms and conditions of the Award and such related matters as the Committee shall, in its sole discretion, determine consistent with this Plan. A grant agreement may be in an electronic medium, may be limited to a notation on the books and records of the Company and, unless determined otherwise by the Committee, need not be signed by a representative of the Company or a Participant.

(k) FOREIGN EMPLOYEES. Without amending the Plan, the Committee may grant Awards to Participants who are foreign nationals, or who are subject to applicable laws of one or more non-United States jurisdictions, on such terms and conditions different from those specified in the Plan as may in the judgment of the Committee be necessary or desirable to foster and promote achievement of the purposes of the Plan, and, in furtherance of such purposes, the Committee may make such modifications, amendments, procedures, and the like as may be necessary or advisable to comply with provisions of applicable laws of other countries in which the Company or its Subsidiaries operate or have employees.

(l) SEVERABILITY. In the event any provision of the Plan shall be held to be invalid or unenforceable for any reason, such invalidity or unenforceability shall not affect the remaining provisions of the Plan.

(m) GOVERNING LAW. The Plan and each Award granted under the Plan shall be governed by and construed in accordance with the laws of the State of Ohio, without references to principles of conflicts of laws. By accepting an Award hereunder, the Company and each Participant irrevocably submit to the exclusive jurisdiction of the state and federal courts of the State of Ohio, waives any argument that venue in any such forum is not convenient, and agrees that any litigation initiated by any of



them in connection with this Plan or an Award shall be brought in either the Common Pleas Court of Summit County, Ohio, or the United States District Court for the Northern District of Ohio.

(n) COMPLIANCE WITH SECTION 409A OF THE CODE. Awards granted under the Plan shall be designed and administered in such a manner that they are either exempt from the application of, or comply with, the requirements of Section 409A of the Code. To the extent that the Committee determines that any Award granted under the Plan is subject to Section 409A of the Code, the grant agreement shall incorporate the terms and conditions necessary to avoid the imposition of an additional tax under Section 409A of the Code upon a Participant. Notwithstanding any other provision of the Plan or any grant agreement (unless the grant agreement provides otherwise with specific reference to this Section), an Award shall not be granted, deferred, accelerated, extended, paid out, settled, substituted or modified under this Plan in a manner that would result in the imposition of an additional tax under Section 409A of the Code upon a Participant. Although the Company intends to administer the Plan so that Awards will be exempt from, or will comply with, the requirements of Section 409A of the Code, the Company does not warrant that any Award under the Plan will qualify for favorable tax treatment under Section 409A of the Code or any other provision of federal, state, local, or non-United States law. Neither the Company, its Subsidiaries, nor their respective directors, officers, employees or advisers shall be liable to any Participant (or any other individual claiming a benefit through the Participant) for any tax, interest or penalties the Participant might owe as a result of the grant, holding, vesting, exercise or payment of any Award under the Plan.

Notwithstanding anything in the Plan or any Award agreement to the contrary, if a Participant is a "specified employee" within the meaning of Section 409A(a)(2)(B)(i) of the Code, no payments in respect of any Awards that are "deferred compensation" subject to Section 409A of the Code shall be made to such Participant prior to the date that is six months after the date of such Participant's "separation from service" (as defined in Section 409A of the Code) or, if earlier, the Participant's date of death. Following any applicable six month delay, all such delayed payments will be paid in a single lump sum on the earliest date permitted under Section 409A of the Code that is also a business day.

Notwithstanding anything in the Plan or any Award agreement to the contrary, unless otherwise provided by the Committee, in the event that the timing of payments in respect of any Award that would otherwise be considered "deferred compensation" subject to Section 409A of the Code would be accelerated upon the occurrence of (i) a Change in Control, no such acceleration shall be permitted unless the event giving rise to the Change in Control satisfies the definition of a change in the ownership or effective control of a corporation or a change in the ownership of a substantial portion of the assets of a corporation pursuant to Section 409A of the Code or (ii) a disability, no such acceleration shall be permitted unless the disability also satisfies the definition of "disability" pursuant to Section 409A of the Code.

NEW MOBILITY



In 2021, Goodyear continued to deliver high-performing products and best-in-class services for consumers, commercial fleets and original equipment manufacturers. With the addition of Cooper Tire, the company enhanced its portfolio, especially in the highly profitable light truck and SUV product segments.

At the same time, Goodyear sustained its growth in new mobility, driven by applications of the company's "intelligent tire" technology. In 2021, we introduced Goodyear **SightLine,** a tire intelligence solution initially targeted at cargo van fleets. Through sensors with cloud-based algorithms, SightLine helps fleets identify and address problems before they become visible, detecting conditions in real time. Gatik, a medium-duty, business-to-business autonomous commercial fleet based in North America, uses SightLine to enable autonomous delivery and safer, more sustainable goods movement while reducing costs for its customers.

In addition, we began a strategic relationship with Plus, a global provider of self-driving truck technology. Goodyear provides connected intelligent tires and optimized, autonomous trucking solutions to help shape the future of the logistics industry. In Europe, we partnered with automotive leader ZF to integrate fleet and tire management solutions and simplify operations through a customizable telematics-based offering.



Also in 2021, we continued to expand our presence in the electric vehicle (EV) segment. We earned original equipment fitments on EVs including the Tesla Model Y, the Audi e-tron GT and the GMC Hummer EV. Additionally, we introduced our first EV replacement tire in North America, the Goodyear **ElectricDrive GT.** An ultra-high performance, all-season tire, the ElectricDrive GT delivers long-lasting tread wear and a quiet ride for EV drivers and passengers. With an eye on EV services, Goodyear began partnering with AmpUp, a leader in electric vehicle charging. AmpUp supports the EV driving community through their advanced charging network and software solutions.



THE GOODYEAR TIRE & RUBBER COMPANY
200 Innovation Way
Akron, Ohio 44316

Goodyear is one of the world's leading tire companies, with operations in most regions of the world. Goodyear develops, manufactures, distributes and sells tires for most applications. It also manufactures and sells rubber-related chemicals for various applications. Goodyear is one of the world's largest operators of commercial truck service and tire retreading centers. It operates approximately 1,000 retail outlets where it offers its products for sale to consumer and commercial customers and provides repair and other services. Goodyear manufactures its products in 57 facilities in 23 countries. It has marketing operations in almost every country around the world. It employs approximately 72,000 people worldwide.





GOODYEAR

C/O COMPUTERSHARE TRUST COMPANY, N.A.
P.O. BOX 43078
PROVIDENCE, RI 02940-3078

SCAN TO
VIEW MATERIALS & VOTE

VOTE BY INTERNET - www.proxyvote.com or scan the QR Barcode above
Use the Internet to transmit your voting instructions and for electronic delivery of information up until 11:59 P.M. Eastern Time on April 10, 2022. Have your proxy card in hand when you access the web site and follow the instructions to obtain your records and to create an electronic voting instruction form.

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VOTE BY PHONE - 1-800-690-6903
Use any touch-tone telephone to transmit your voting instructions up until 11:59 P.M. Eastern Time on April 10, 2022. Have your proxy card in hand when you call and then follow the instructions.

VOTE BY MAIL
Mark, sign and date your proxy card and return it in the postage-paid envelope we have provided or return it to The Goodyear Tire & Rubber Company, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717.

If you vote via the Internet or by phone, please do not mail your card.
Your vote is important. Please vote immediately.

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D72286-Z81834 KEEP THIS PORTION FOR YOUR RECORDS

THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED. DETACH AND RETURN THIS PORTION ONLY

THE GOODYEAR TIRE & RUBBER COMPANY

The Board of Directors recommends that you vote FOR the election of all Nominees.

ITEM 1. Election of Directors

NOMINEES:	For	Against	Abstain
1a) James A. Firestone	☐	☐	☐
1b) Werner Geissler	☐	☐	☐
1c) Laurette T. Koellner	☐	☐	☐
1d) Richard J. Kramer	☐	☐	☐
1e) Karla R. Lewis	☐	☐	☐
1f) Prashanth Mahendra-Rajah	☐	☐	☐
1g) John E. McGlade	☐	☐	☐
1h) Roderick A. Palmore	☐	☐	☐
1i) Hera Siu	☐	☐	☐
1j) Michael R. Wessel	☐	☐	☐
1k) Thomas L. Williams	☐	☐	☐

The Board of Directors recommends that you vote FOR the following proposals.

	For	Against	Abstain
ITEM 2. Advisory vote to approve executive compensation.	☐	☐	☐
ITEM 3. Approve the adoption of the 2022 Performance Plan.	☐	☐	☐
ITEM 4. Ratification of appointment of PricewaterhouseCoopers LLP as Independent Registered Public Accounting Firm.	☐	☐	☐

The Board of Directors recommends that you vote AGAINST the following proposal.

	For	Against	Abstain
ITEM 5. Shareholder Proposal re: Simple Majority Vote.	☐	☐	☐

	Yes	No
Please indicate if you plan to attend this meeting.	☐	☐

Please sign name exactly as it appears above. Each joint owner should sign.Please indicate title if you are signing as executor, administrator, trustee, custodian, guardian or corporate officer.

The undersigned hereby acknowledges receipt of the Notice of 2022 Annual Meeting of Shareholders and Proxy Statement.

Signature [PLEASE SIGN WITHIN BOX]	Date	Signature (Joint Owners)	Date

ANNUAL MEETING OF SHAREHOLDERS

THE GOODYEAR TIRE & RUBBER COMPANY

APRIL 11, 2022
4:30 P.M.

HILTON AKRON/FAIRLAWN

3180 WEST MARKET STREET

AKRON, OHIO

PLEASE VOTE — YOUR VOTE IS IMPORTANT

Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting:
The 2022 Notice and Proxy Statement and 2021 Annual Report are available at www.proxyvote.com.



THE GOODYEAR TIRE & RUBBER COMPANY

PROXY FOR 2022 ANNUAL MEETING OF SHAREHOLDERS

SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

The undersigned, a holder (or designated proxy) of shares of the Common Stock of The Goodyear Tire & Rubber Company, hereby appoints David E. Phillips, Darren R. Wells and Daniel T. Young and each or any of them, the proxies or proxy of the undersigned, with full power of substitution, to represent the undersigned, and to vote all of the shares of Common Stock that the undersigned is entitled to vote, at the Annual Meeting of Shareholders of the Company to be held at the Hilton Akron/Fairlawn in Akron, Ohio, on Monday, April 11, 2022, at 4:30 P.M., Eastern time, and at any and all adjournments thereof; with the power to vote said shares for the election of eleven Directors of the Company, upon the other matters listed on the reverse side hereof and upon all other matters as may properly come before the meeting or any adjournment thereof. This Proxy is given and is to be construed according to the laws of the State of Ohio.

If you sign and return this card without marking, this proxy card will be treated as being FOR the election of Directors, FOR Items 2, 3 and 4, and AGAINST Item 5.

If you plan to attend the 2022 ANNUAL MEETING, please mark the box indicated on the reverse side.

THIS PROXY IS CONTINUED ON THE REVERSE SIDE.

PLEASE MARK, DATE AND SIGN ON THE REVERSE SIDE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE.



C/O COMPUTERSHARE TRUST COMPANY, N.A.
P.O. BOX 43078
PROVIDENCE, RI 02940-3078



VOTE BY INTERNET - www.proxyvote.com or scan the QR Barcode above
Use the Internet to transmit your voting instructions and for electronic delivery of information up until 11:59 P.M. Eastern Time on April 6, 2022. Have your proxy card in hand when you access the web site and follow the instructions to obtain your records and to create an electronic voting instruction form.

ELECTRONIC DELIVERY OF FUTURE PROXY MATERIALS
If you would like to reduce the costs incurred by our company in mailing proxy materials, you can consent to receiving all future proxy statements, proxy cards and annual reports electronically via e-mail or the Internet. To sign up for electronic delivery, please follow the instructions above to vote using the Internet and, when prompted, indicate that you agree to receive or access proxy materials electronically in future years.

VOTE BY PHONE - 1-800-690-6903
Use any touch-tone telephone to transmit your voting instructions up until 11:59 P.M. Eastern Time on April 6, 2022. Have your proxy card in hand when you call and then follow the instructions.

VOTE BY MAIL
Mark, sign and date your proxy card and return it in the postage-paid envelope we have provided or return it to The Goodyear Tire & Rubber Company, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717.

**If you vote via the Internet or by phone,
please do not mail your card.
Your vote is important. Please vote immediately.**

TO VOTE, MARK BLOCKS BELOW IN BLUE OR BLACK INK AS FOLLOWS:

D72288-Z81834   KEEP THIS PORTION FOR YOUR RECORDS

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THIS VOTING INSTRUCTION CARD IS VALID ONLY WHEN SIGNED AND DATED.   DETACH AND RETURN THIS PORTION ONLY

THE GOODYEAR TIRE & RUBBER COMPANY

The Board of Directors recommends that you vote FOR the election of all Nominees.

ITEM 1. Election of Directors

NOMINEES: For   Against   Abstain

		For	Against	Abstain
1a)	James A. Firestone	☐	☐	☐
1b)	Werner Geissler	☐	☐	☐
1c)	Laurette T. Koellner	☐	☐	☐
1d)	Richard J. Kramer	☐	☐	☐
1e)	Karla R. Lewis	☐	☐	☐
1f)	Prashanth Mahendra-Rajah	☐	☐	☐
1g)	John E. McGlade	☐	☐	☐
1h)	Roderick A. Palmore	☐	☐	☐
1i)	Hera Siu	☐	☐	☐

Please indicate if you plan to attend this meeting.   ☐   ☐
                           Yes   No

		For	Against	Abstain
1j)	Michael R. Wessel	☐	☐	☐
1k)	Thomas L. Williams	☐	☐	☐

The Board of Directors recommends that you vote FOR the following proposals.

	For	Against	Abstain
ITEM 2. Advisory vote to approve executive compensation.	☐	☐	☐
ITEM 3. Approve the adoption of the 2022 Performance Plan.	☐	☐	☐
ITEM 4. Ratification of appointment of PricewaterhouseCoopers LLP as Independent Registered Public Accounting Firm.	☐	☐	☐

The Board of Directors recommends that you vote AGAINST the following proposal.

	For	Against	Abstain
ITEM 5. Shareholder Proposal re: Simple Majority Vote.	☐	☐	☐

Authorization: I acknowledge receipt of the Notice of 2022 Annual Meeting of Shareholders and Proxy Statement. I hereby instruct the trustee to vote by proxy, in the form solicited by the Board of Directors, the number of full shares in this Plan account(s) as specified above, or, if not specified above, as recommended by the Board of Directors.

Signature [PLEASE SIGN WITHIN BOX]   Date   Signature (Joint Owners)   Date

ANNUAL MEETING OF SHAREHOLDERS

THE GOODYEAR TIRE & RUBBER COMPANY

APRIL 11, 2022
4:30 P.M.

HILTON AKRON/FAIRLAWN
3180 WEST MARKET STREET
AKRON, OHIO

PLEASE VOTE — YOUR VOTE IS IMPORTANT

Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting:
The 2022 Notice and Proxy Statement and 2021 Annual Report are available at www.proxyvote.com.

D72289-Z81834



CONFIDENTIAL VOTING INSTRUCTIONS 2022 ANNUAL MEETING OF SHAREHOLDERS
FOR EMPLOYEE SAVINGS AND OTHER PLANS
Solicited on Behalf of the Board of Directors
April 11, 2022

The proxy soliciting materials furnished by the Board of Directors of The Goodyear Tire & Rubber Company in connection with the Annual Meeting of Shareholders to be held on Monday, April 11, 2022, are delivered herewith.

Under each employee savings or similar plan in which you participate, you have the right to give written instructions to the trustee for such plan to vote as you specify the number of full shares of Common Stock of The Goodyear Tire & Rubber Company representing your proportionate interest in each such plan on February 15, 2022.

As a participant in and a named fiduciary (i.e., the responsible party identified in the voting section of each Plan Document) under an employee savings plan or other similar plan, you have the right to direct The Northern Trust Company, as trustee, how to vote the shares of Common Stock of The Goodyear Tire & Rubber Company allocated to this account under such plan as well as a portion of any shares for which no timely voting instructions are received from other participants. Each savings plan provides that the trustee will vote the shares for which voting instructions have not been received in the same proportion as it votes the shares for which it has received such instructions unless to do so would be inconsistent with the trustee's duties. If you wish to have the shares allocated to this account under the plan as well as a portion of any shares for which no timely voting instructions are received from other participants voted by the trustee in accordance with your instructions, please sign the authorization on the reverse side of this card and return it in the enclosed envelope or give your instructions by telephone or via the Internet.

I hereby instruct the trustee to vote (or cause to be voted) all shares of Common Stock of The Goodyear Tire & Rubber Company credited to this account under each plan on February 15, 2022, at the Annual Meeting of Shareholders to be held on April 11, 2022, and at any adjournment thereof as indicated on the reverse side hereof and upon all other matters as may properly come before the meeting or any adjournment thereof.

Unless otherwise specified on the reverse side, if you give your instructions by signing and returning this card, or by telephone or via the Internet, the Trustee will vote FOR the election of Directors, FOR Items 2, 3 and 4, and AGAINST Item 5.

If you plan to attend the 2022 ANNUAL MEETING, please mark the box indicated on the reverse side.

THIS CONFIDENTIAL VOTING INSTRUCTION CARD IS CONTINUED ON THE REVERSE SIDE.
PLEASE MARK, DATE AND SIGN ON THE REVERSE SIDE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE.